Exhibit 99.1

Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland

Report Prepared for

North American Nickel Inc.

Report Prepared by

SRK Consulting (Canada) Inc. 3CN024.002 Effective date: March 24, 2016 Filing date: May 26, 2016 (AMENDED)

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Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland

North American Nickel Inc.

Suite 500, 200 West Esplanade

North Vancouver, British Columbia, Canada

V7M 1A4

E-mail: info@northamericannickel.com

Website: www.northamericannickel.com

Tel:  +1 604-986-2020

Fax: +1 604-986-2021

SRK Consulting (Canada) Inc.

Suite 1300, 151 Yonge Street

Toronto, Ontario, Canada

M5C 2W7

E-mail: toronto@srk.com

Website: www.srk.com

Tel:  +1 416 601 1445

Fax: +1 416 601 9046

SRK Project Number 3CN024.002

Effective date:	March 24, 2016
Signature date:	May 26, 2016 (AMENDED)

Authored by:

[Signed and sealed]	[Signed and sealed]
Jean-Francois Ravenelle, PhD, PGeo Senior Consultant	[Lars Weiershäuser, PhD, PGeo Senior Consultant

Peer Reviewed by:

[Signed and sealed]

Jean-Francois Couture, PhD, PGeo

Corporate Consultant

Cover: View to the northwest from Imiak Hill with gossan in the foreground.

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IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Standards of Disclosure for Mineral Projects Technical Report for North American Nickel Inc. (North American Nickel) by SRK Consulting (Canada) Inc. (SRK). The quality of information, conclusions, and estimates contained herein are consistent with the quality of effort involved in SRK’s services. The information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by North American Nickel subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits North American Nickel to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with North American Nickel. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

© 2016 SRK Consulting (Canada) Inc.

This document, as a collective work of content and the coordination, arrangement and any enhancement of said content, is protected by copyright vested in SRK Consulting (Canada) Inc. (SRK).

Outside the purposes legislated under provincial securities laws and stipulated in SRK’s client contract, this document shall not be reproduced in full or in any edited, abridged or otherwise amended form unless expressly agreed in writing by SRK.

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Executive Summary

Introduction

The Maniitsoq project is an advanced nickel-copper-PGM (platinum group metals) exploration project located on the southwest coast of Greenland. SRK Consulting (Canada) Inc. (SRK) was commissioned by North American Nickel Inc. (North American Nickel) to visit the property to review the geological setting, and available exploration core, and to prepare an independent technical report in compliance with Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F. This technical report summarizes the technical information available about the Maniitsoq project to demonstrate its merit and to support financing efforts by North American Nickel. For the preparation of this technical report, SRK visited the Maniitsoq project between July 7 and 28, 2015

Property Description and Ownership

The Maniitsoq property is situated in southern West Greenland within Qeqqata Kommunia (municipality), approximately 100 kilometres north of the capital city of Nuuk and 15 kilometres east of the town of Maniitsoq. The land tenure of the Maniitsoq property consists of two contiguous exclusive Mineral Exploration licences with a total area of 2,985 square kilometres. North American Nickel holds 100 percent interest in the licences.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The centre of the project is located at 65 degrees 26 minutes north and 51 degrees 49.5 minutes west. The village of Maniitsoq is situated on an island 13 kilometres west of the western edge of the project, and the city of Nuuk, Greenland’s capital, is 80 kilometres south of the southern boundary. The property is accessible year-round by helicopter or boat from Nuuk or Maniitsoq. There is no infrastructure on the property. The village of Maniitsoq has a small port and an airport with a paved runway. The port and airport operate year-round. Exploration activities have been conducted from a temporary field camp.

The climate is arctic. Most of the project area is free of ice and snow from mid-June to mid-September, the length of the operating season. The topography ranges from broad glacial valleys and rounded hills to locally steep hills with up to 800 metres of relief. The northern part of the property, in the vicinity of the Maniitsoq Icecap, is particularly rugged. The exploration season is typically from mid-June to mid-September.

History

Between 1959 and 2011, various companies carried out exploration over portions of the area now covered by the North American Nickel Maniitsoq property. The most intensive work was completed by Kryolitselskabet Øresund A/S Company (KØ) who explored the project area from 1959 to 1973, and is credited with discovering many of the currently known nickel-copper sulphide occurrences in the region.

Geology, Mineralization, and Deposit Type

The geology of Greenland is dominated by crystalline rocks that formed during a succession of Archean and Paleoproterozoic orogenic events. The Maniitsoq project is located within Archean rocks of the North Atlantic Craton, which is bounded to the north by the Paleoproterozoic Nagssugtoqidian orogeny and to the south by the Paleoproterozoic Ketilidian orogeny.

The Maniitsoq property is dominated by supracrustal rocks intruded by multiple phases of felsic to ultramafic intrusions and dikes of various ages. All rocks are Archean in age, except for Proterozoic mafic dikes and a suite of Paleozoic carbonatite intrusions. A group of kilometre-scale norite intrusions occur in the centre of the project area and form a north-trending J-shaped belt referred to as the Greenland Norite Belt. Geological

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mapping completed in 2015 indicates that the norite belt continues north beyond its previously known extent. The norite intrusions locally host significant nickel-copper sulphide mineralization and are the focus of the current exploration efforts. Four episodes of deformation spanning the Archean and Proterozoic have been identified in the project area.

Nickel-copper sulphide mineralization at Maniitsoq is hosted in noritic to pyroxenitic intrusions of the Greenland Norite Belt. Well-mineralized intrusions are typically surrounded by orthogneiss. The intrusions have undergone multiple phases of folding as well as brittle to ductile faulting. Mineralized zones are composed of various proportions of nickel, copper, and iron sulphides that occur as disseminations, blebs, patches, net-textured mineralization, and semi-massive to massive breccia veins and stringers. The main sulphide phases are pyrrhotite, pentlandite, pyrite, and chalcopyrite with nickel hosted primarily in pentlandite.

The sulphide mineralization on the Maniitsoq property is considered to be typical of intrusive magmatic nickel-copper sulphide deposits where the sulphides have undergone structural modification. The Greenland Norite Belt is intruded in orthogneiss and metasedimentary rock. Interaction of the mafic and ultramafic magma with sulphur-bearing sedimentary rock may have contributed sulphur to allow precipitation of nickel and copper sulphides. The primary magmatic sulphide mineralization was later deformed and remobilized in structural sites during subsequent tectonic events.

The mineralized mafic to ultramafic Maniitsoq intrusions have attributes similar to various well-known magmatic nickel sulphide deposits including the highly deformed and metamorphosed deposits of the Thompson Nickel Belt. However, the Maniitsoq intrusions are interpreted to be approximately 3.0 Ga in age, making them some of the oldest documented district scale nickel occurrences in the world.

Exploration and Drilling

From July 2011 to September 2015, North American Nickel carried out extensive exploration and drilling programs to search for nickel-copper sulphide deposits. The exploration strategy employed by North American Nickel in the search for nickel-copper sulphide mineralization involved the following steps:

•	Compilation of historical exploration work and the identification and ranking of exploration targets. (Note that North American Nickel exploration targets are typically prefixed by “P” for VTEM targets and “G” for geology targets; targets are numbered sequentially).

•	Application of modern geophysical and geological techniques to expand known zones and nickel sulphide mineralization and to identify new exploration targets within the licence area.

•	Target selection and ranking of airborne electromagnetic anomalies with follow-up field work.

•	Prioritization of electromagnetic targets based on geophysical criteria and results of field investigations.

•	Modelling of selected airborne electromagnetic anomalies.

•	Investigation by core drilling of prioritized electromagnetic targets.

•	Downhole electromagnetic surveys.

•	Ground electromagnetic surveys over selected targets followed by modelling and ranking of anomalies.

•	Follow-up drilling guided by 3D modelling of geophysical and geological data.

The exploration programs were designed to follow-up on known nickel-copper sulphide mineralization occurrences and to explore for new nickel-copper sulphide zones throughout the property.

North American Nickel has completed 103 core boreholes (20,245 metres) on the Maniitsoq project. Of that, 36 boreholes (8,986 metres or approximately 44 percent) were completed at the Imiak Hill Complex. Nickel-copper sulphide mineralization has been intersected in boreholes at a number of locations throughout the Maniitsoq property including Imiak Hill, Mikissoq, Spotty Hill, P-004, P-058, P-059, P-013, P-030, P-032 and P-053.

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Sample Preparation, Analysis, and Security

North American Nickel used industry best practices to collect, handle, and assay surface and core samples at the Maniitsoq project. Analytical quality control procedures include the use of control samples (blank, commercial standard reference material, and duplicate samples) in all core sample batches submitted to accredited laboratories.

From 2012 to 2015, North American Nickel completed 20,245 metres of core drilling and submitted 6,211 core samples (excluding quality control samples) for assaying. Sample preparation and analyses were performed by several different laboratories including Activation Laboratories Ltd (Actlabs), ALS Global (ALS), and SGS Canada Inc. (SGS)

Samples were routinely assayed for nickel, copper, cobalt, platinum, palladium, gold, and sulphur. Analyses for nickel, copper, cobalt and sulphur were performed either by four acid digestion or by sodium peroxide fusion and hydrochloric acid dissolution with an ICP-AES/OES (inductively coupled plasma optical emission spectrometry) finish. Analyses for platinum, palladium, and gold were performed by fire assay using a 30-gram charge with an ICP-AES/OES or ICP-MS (mass spectroscopy) finish. In 2013, selected samples were re-analyzed by infrared combustion (LECO).

SRK reviewed the sample handling and preparation procedures and those used by the independent certified laboratories contracted by North American Nickel. In the opinion of SRK, the current sampling preparation, security, and analytical procedures used by North American Nickel are consistent with generally accepted industry best practices and are, therefore, adequate for an exploration project

Data Verification

In accordance with National Instrument 43-101 guidelines, SRK visited the Maniitsoq project between July 7 and 28, 2015, while active drilling was ongoing. The purpose of the site visit was to review project data, examine core, interview project personnel, and collect information for the preparation and compilation of this technical report. The emphasis of the site visit was to review and study certain aspects of the structural geology of the project area and structural controls on the mineralization.

SRK aggregated the assay results of the external analytical control samples for further analysis. Blanks and certified reference material analytical data were summarized on time series plots to highlight the performance of the control samples. Paired data (preparation duplicates and umpire duplicates) were analyzed using bias charts, quantile-quantile, and relative precision plots. Overall, SRK considers that the analytical results delivered by the primary laboratories used by North American Nickel are reliable and do not present obvious evidence of analytical bias.

Mineral Processing and Metallurgical Testing

Between 2013 and 2015, North American Nickel commissioned SGS Canada Inc. of Burnaby, British Columbia to carry out three mineralogical studies by scanning electron microscopy (QEMSCAN) and electron microprobe analysis (EMPA) on selected core samples representative of the sulphide mineralization. The purpose of this work was to:

•	Determine the modal mineralogy of each sample

•	Identify and quantify the nickel, copper, and iron sulphides and report on the nickel, copper, and cobalt deportment

•	Determine the liberation, association, and exposure characteristics of the nickel, copper, and iron sulphides and use these data to estimate potential recoveries

•	Assess any factors potentially impacting metallurgical recovery

The studies indicate that pentlandite is the main nickel-bearing sulphide mineral containing in excess of 90 percent of the total nickel in each sample analyzed. In addition, potential recoveries of pentlandite and

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chalcopyrite, based solely on grain liberation, association, and exposure results, were estimated to be greater than 95 and 85 percent, respectively.

Conclusion and Recommendations

The Maniitsoq project is an early stage exploration project located in southwestern Greenland exploring a new belt of fertile Archean mafic and ultramafic intrusions for nickel-copper-PGM sulphide mineralization. Since acquiring the property in 2011, North American Nickel completed extensive property scale exploration with targeted follow-up work on several targets. The exploration work completed to date was successful in identifying several highly prospective target areas within the Greenland Norite belt. The nickel-copper mineralization identified to date includes primary magmatic sulphide mineralization formed during the emplacement of the intrusions, and sulphide mineralization remobilized during subsequent tectonic events.

Based on this review, SRK concludes that the Maniitsoq project presents attractive exploration potential for nickel-copper sulphide mineralization in a mining friendly, politically safe and stable, and largely unexplored jurisdiction. SRK concludes that this property is of merit as an exploration property and warrants further exploration expenditures.

The geological setting and character of the nickel-copper sulphide mineralization identified to date on the Maniitsoq property are of sufficient merit to justify additional exploration expenditures.

SRK recommends a work program that includes additional geophysical surveying, geological mapping, 3D modelling and core drilling. The proposed program aims at continuing the investigations of targets identified by the previous programs, study the geological setting of other parts of the property and conduct additional parametric drilling to evaluate the geometry, continuity and quality of the sulphide mineralization found to date. Additional drilling is also warranted to test other geological and geophysical targets. It is expected that the proposed work program should aid in determining whether any of the known nickel-copper sulphide mineralized targets have the potential to host a mineral deposit warranting delineation drilling and mineral resource evaluation. The total cost of the recommended exploration program is estimated at C$8.5 million (Table 20).

SRK is unaware of any significant factors and risks that may affect access, title, or the right, or ability, to perform the recommended exploration program.

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Table of Contents

IMPORTANT NOTICE				ii

Executive Summary				iii
	Introduction			iii
	Property Description and Ownership			iii
	Accessibility, Climate, Local Resources, Infrastructure, and Physiography			iii
	History			iii
	Geology, Mineralization, and Deposit Type			iii
	Exploration and Drilling			iv
	Sample Preparation, Analysis, and Security			v
	Data Verification			v
	Mineral Processing and Metallurgical Testing			v
	Conclusion and Recommendations			vi

Table of Contents				vii

List of Tables				x

List of Figures				xi

1	Introduction and Terms of Reference			1
	1.1	Scope of Work		1
	1.2	Work Program		1
	1.3	Basis of Technical Report		2
	1.4	Qualifications of SRK and SRK Team		2
	1.5	Site Visit		3
	1.6	Acknowledgement		3
	1.7	Declaration		3

2	Reliance on Other Experts			4

3	Property Description and Location			5
	3.1	Mineral Tenure		6
	3.2	Underlying Agreements		8
	3.3	Permits and Authorization		9
	3.4	Environmental Considerations		9
	3.5	Mining Rights in Greenland		11
		3.5.1	Mineral Prospecting Licence	11
		3.5.2	Mineral Exploration Licence	11
		3.5.3	Mineral Exploitation Licence	12
		3.5.4	Surface Rights	12

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography			13
	4.1	Accessibility		13
	4.2	Local Resources and Infrastructure		13
	4.3	Climate		15
	4.4	Physiography		15

5	History			16

6	Geological Setting and Mineralization			21
	6.1	Regional Geology		21
	6.2	Property Geology		24

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		6.2.1	Supracrustal Rocks	26
		6.2.2	Norite Intrusions	26
		6.2.3	Orthogneiss	28
		6.2.4	Pegmatite Stockwork	30
		6.2.5	Proterozoic and Paleozoic Units	30
	6.3	Structural Geology		31
		6.3.1	Structural Fabrics	31
		6.3.2	Folding	31
		6.3.3	Shearing and Faulting	33
		6.3.4	Geometry of the Norite Belt and Norite Intrusions	34
	6.4	Mineralization		36
		6.4.1	Magmatic Sulphide Mineralization	37
		6.4.2	Remobilized Sulphide Mineralization	38
		6.4.3	Imiak Hill Complex	40
		6.4.4	Fossilik	43
		6.4.5	P-013	45
		6.4.6	P-030 and P-032	46
		6.4.7	P-053	47
		6.4.8	P-149 and P-146	47

7	Deposit Types			49

8	Exploration			54
	8.1	Introduction		54
	8.2	Geophysical Data and Surveys		59
	8.3	Field Geology, Prospecting and Drilling		62
		8.3.1	Sampling Procedures	64
	8.4	Comment on Exploration Targeting		65

9	Drilling			66
	9.1	Historical Drilling		66
	9.2	Drilling by North American Nickel (2012 – 2015)		66
		9.2.1	Drilling Programs	67
		9.2.2	Imiak Hill Complex	68
		9.2.3	Fossilik Target Area (P-058, P-059 and P-004)	79
		9.2.4	P-013 Target	84
		9.2.5	P-030 and P-032 Targets	86
		9.2.6	P-053 Target	88
		9.2.7	P-149 and P-146 Targets	90
		9.2.8	Regional Drilling	91
	9.3	Drilling and Sampling Procedures		93
	9.4	SRK Comments		95

10	Sample Preparation, Analyses, and Security			96
	10.1	Historical Sampling (1959 – 2011)		96
	10.2	Sampling by North American Nickel (2012 – 2015)		96
		10.2.1	Specific Gravity	99
	10.3	Quality Assurance and Quality Control Programs		100
	10.4	SRK Comments		102

11	Data Verification			103
	11.1	Verifications by North American Nickel		103
	11.2	Verifications by SRK		103
		11.2.1	Site Visit	103
		11.2.2	Verifications of Analytical Quality Control Data	104
	11.3	SRK Comments		106

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12	Mineral Processing and Metallurgical Testing	107

13	Mineral Resource Estimates	110

14	Adjacent Properties	111

15	Other Relevant Data and Information	112

16	Interpretation and Conclusions	113

17	Recommendations	114

18	References	116

APPENDIX A		119

APPENDIX B		122

APPENDIX C		125

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List of Tables

Table 1:	Mineral Exploration Licences of the Maniitsoq Project	6

Table 2:	Minimum Annual Exploration Expenditure Required for Mineral Exploration Licences	12

Table 3:	Historical Sulphide Showings and Analytical Highlights, Kryolitselskabet Øresund	16

Table 4:	Summary of Deformational Events at Maniitsoq	26

Table 5:	Summary of Geological Attributes of Nickel-bearing Intrusions, Maniitsoq Project	51

Table 6:	Summary of Exploration Work Completed by North American Nickel	55

Table 7:	Summary of Historical Drilling Completed on the Maniitsoq Project	66

Table 8:	Summary of Drilling Completed by North American Nickel by Year	67

Table 9:	Summary of Drilling Completed by North American Nickel by Target Area	67

Table 10:	Salient Borehole Analytical Results, Zone 10 and 30, Imiak Hill Target	73

Table 11:	Salient Borehole Analytical Results, Spotty Hill Target	74

Table 12:	Salient Borehole Analytical Results, Mikissoq Target	77

Table 13:	Salient Borehole Analytical Results, Fossilik Target Area	79

Table 14:	Salient Borehole Analytical Results, P-013 Target	84

Table 15:	Salient Borehole Analytical Results, P-030 and P-032 Targets	86

Table 16:	Salient Borehole Analytical Results, P-053 Target	89

Table 17:	Drilling Contractors and Equipment	93

Table 18:	Summary of Analytical Laboratories and Procedures Used	97

Table 19:	Summary of Specific Gravity Data Collected on the Maniitsoq Project	99

Table 20:	Certified Control Samples Used on the Maniitsoq Project (2012 – 2015)	101

Table 21:	Summary of Analytical Quality Control Data for Core Samples (2012 to 2015)	104

Table 22:	Summary of Analytical Control Sample Performance between 2012 and 2015	105

Table 23:	Description of Samples Selected for Mineralogical Studies, Maniitsoq Project	107

Table 24:	Estimated Cost for the Exploration Program Proposed for the Maniitsoq Project	115

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List of Figures

Figure 1:	Location Map	5

Figure 2:	Land Tenure Map	7

Figure 3:	Area of Interest from the 2011 Acquisition Agreement Between North American Nickel and Hunter Minerals and Spar Resources	9

Figure 4:	Topography, Access, and Local Resources	14

Figure 5:	Typical Landscapes in the Project Area	15

Figure 6:	Location of Selected Sulphide Showings Discovered by Kryolitselskabet Øresund and IceFire Diamonds’ Sillissannguit Kimberlite Mini Bulk Sample Site	17

Figure 7:	Historical Airborne EM Coverage	19

Figure 8:	Greenland Principal Geological Units	22

Figure 9:	North Atlantic Archean Craton of Western Greenland (Windley and Garde, 2009)	23

Figure 10:	Detailed Geology of the Project Area	25

Figure 11:	Characteristics of Norite Intrusions at Maniitsoq	27

Figure 12:	Characteristics of Orthogneiss and Taserssuaq and Finnefjeld Intrusions at Maniitsoq	29

Figure 13:	Characteristics of the Pegmatite Stockwork	30

Figure 14:	Proterozoic Mafic Dikes	31

Figure 15:	Fold in Outcrops	32

Figure 16:	D1 Shear Zone in Core (Borehole MQ15-076)	33

Figure 17:	D2 Shear Zones with Dip-Slip Kinematics	34

Figure 18:	Map of the Fossilik Area (Modified After North American Nickel) (Structural measurements are displayed as 3D tablets)	35

Figure 19:	Nickel-bearing Mineralized Zone and Sulphide Textures at Spotty Hill; Borehole MQ-15-075	36

Figure 20:	Massive Pyrrhotite, Pentlandite, Pyrite and Chalcopyrite at Imiak Hill; Borehole MQ-14-037	37

Figure 21:	Norite-Hosted Disseminated Nickel-Sulphide Mineralization at Fossilik (P-058); Borehole MQ-15-077	38

Figure 22:	Sulphide Breccia Veins at Mikissoq; Borehole MQ-13-029	38

Figure 23:	Zone of Breccia Veins and Stringers (Uphole) and Massive Sulphide Breccia (Down-hole) at P-053; Borehole MQ-15-082	39

Figure 24:	Location of Mineralized Target Areas	41

Figure 25:	Breccia Veins, Stringers, and Disseminated Nickel-Sulphide Mineralization at Fossilik (P-059), Borehole MQ-15-078	44

Figure 26:	Centimetre Scale Sulphide Globules in Norite at P-013; Borehole MQ-14-068	45

Figure 27:	Gossanous Mineralized Norite Crosscut by Network of Pegmatite Dikes	46

Figure 28:	Schematic Geological Settings of Nickel Sulphide Deposits	50

Figure 29:	Conceptual Tectonic Evolution of the Greenland Norite Belt (Ravenelle, 2015b)	52

Figure 30:	Schema of Mineralization Styles in the Thompson Nickel Belt	53

Figure 31:	Distribution of Geophysical Surveys completed by North American Nickel	56

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Figure 32:	Location of Boreholes Drilled by North American Nickel	57

Figure 33:	Location of Samples Collected by North American Nickel	58

Figure 34:	Location of Mineralized Target Areas	69

Figure 35:	Imiak Hill Complex Targets	70

Figure 36:	Imiak Hill Borehole Locations and Intersections	71

Figure 37:	Long Sections of Imiak Hill Zones 10 and 30, looking West, see Figure 35 for Location and Orientation of Sections	72

Figure 38:	Compilation of Drilling Results at the Spotty Hill Target	75

Figure 39:	Longitudinal Sections of Spotty Hill, looking Northeast, see Figure 37 for Location and Orientation of Sections	76

Figure 40:	Compilation of Drilling Results at the Mikissoq Target	78

Figure 41:	Compilation of Drilling Results at the Fossilik Target	80

Figure 42:	Compilation of Drilling Results at the P-058 Target	81

Figure 43:	Compilation of Drilling Results at the P-004 Target	83

Figure 44:	Compilation of Drilling Results at the P-013 Target	85

Figure 45:	Compilation of Drilling Results at the P-030 and P-032 Targets	87

Figure 46:	Compilation of Drilling Results at the P-053 Target	89

Figure 47:	Compilation of Drilling Results at the P-146 and P-149 Targets	90

Figure 48:	Compilation of Drilling Results at the Quagssuk Occurrence	92

Figure 49:	QEMSCAN Image of Polished Sample L163163 from Imiak Hill	109

Figure 50:	QEMSCAN Image of Polished Sample 4 from Target P-030	109

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1	Introduction and Terms of Reference

The Maniitsoq project is an advanced nickel-copper-PGM (platinum group metals) exploration project. It is located on the southwest coast of Greenland, approximately 100 kilometres north of Nuuk, the capital of Greenland, and immediately east and south of the town of Maniitsoq north of Nuuk. North American Nickel Inc. (North American Nickel) holds 100 percent interest in the project.

In December, 2014 North American Nickel commissioned SRK Consulting (Canada) Inc. (SRK) to interpret aeromagnetic data of the Maniitsoq project. In June 2015, North American Nickel asked SRK to provide field geology support. Subsequently, in September 2015, North American Nickel commissioned SRK to prepare a technical report following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 for the project. This technical report summarizes the technical information available on the Maniitsoq project.

SRK understands this technical report may be used by North American Nickel to support future financing to fund additional exploration expenditures.

In the opinion of SRK, this property has merit warranting additional exploration expenditures. An exploration work program is recommended comprising geophysical surveying, geological mapping and modelling, and core drilling. The purpose of the proposed program is to investigate certain promising targets by drilling to test the depth continuity of sulphide mineralization exposed on surface, to investigate the source of certain geophysical anomalies, and, if warranted delineation drilling and mineral resource evaluation.

1.1	Scope of Work

The scope of work, as defined in a letter of engagement executed on September 8, 2015 between North American Nickel and SRK, includes the preparation of an independent technical report in compliance with National Instrument 43-101 and Form 43-101F1 guidelines. This work involved assessment of the following aspects of this project:

•	Topography, landscape, access

•	Regional and local geology

•	Exploration history

•	Audit of exploration work carried out on the project

•	Recommendations for additional work

1.2	Work Program

This assignment followed field geological mapping completed by SRK staff between July 7 and 28, 2015, while the drilling program was ongoing. During the site visit, SRK reviewed core from recent drilling, and investigated the geology of certain areas of Maniitsoq project. Furthermore, SRK reviewed exploration practices employed by North American Nickel.

The technical report was assembled in Toronto during the months of September, 2015 and February, 2016.

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1.3	Basis of Technical Report

This report is based on information collected by SRK during a site visit performed between July 7 and 28, 2015 and on additional information provided by North American Nickel throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by North American Nickel. Other information was obtained from the public domain. This technical report is based on the following sources of information:

•	Discussions with North American Nickel personnel

•	Inspection of the Maniitsoq project area, including outcrop and core

•	Review of exploration data collected and documented by North American Nickel

•	Additional information from public domain sources

1.4	Qualifications of SRK and SRK Team

The SRK Group comprises more than 1,400 professionals, offering expertise in a wide range of mineral resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry.

This technical report was compiled by Lars Weiershäuser, PhD, PGeo (APGO#1504) and Jean-François Ravenelle, PhD, PGeo (APGO#2159, OGQ#1062). By virtue of their education, membership of a recognized professional association, and relevant work experience, Dr. Weiershäuser and Dr. Ravenelle are independent Qualified Persons as this term is defined by National Instrument 43-101.

Dr. Weiershäuser is a Senior Consultant (Geology) with SRK. He has been practising his profession continuously since 2006. He has created geological and ore deposit three-dimensional models, evaluated the geotechnical and structural properties of ore deposits, reviewed analytical quality control sample results, and authored or contributed to numerous independent National Instrument 43-101 technical reports. Dr. Weiershäuser did not visit the property.

Dr. Jean-Francois Ravenelle, PGeo is an expert in the structural geology analysis of high grade metamorphic rocks, having completed his Ph.D. on the world-class Eleonore project in northern Quebec. Dr. Ravenelle specializes in understanding the structural controls on the distribution of precious and base metals mineralization in deformed and metamorphosed terranes. Over the past 14 years, he has studied numerous economic deposits hosted in various parts of the world including West Africa, Central Africa, Central America, South America, the United States, and Canada. He has also conducted several aeromagnetic lineament interpretations and structural analyses in polydeformed Archean terranes. Dr. Ravenelle visited the property between July 7 and 28, 2015.

Jean-François Couture, PhD, PGeo (APGO#0197), a Corporate Consultant with SRK, reviewed drafts of this technical report prior to their delivery to North American Nickel as per SRK internal quality management procedures. Dr. Couture did not visit the project.

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1.5	Site Visit

In accordance with National Instrument 43-101 guidelines, Dr. Ravenelle visited the Maniitsoq project between July 7 and 28, 2015, accompanied by Ms. Patricia Tirschmann of North American Nickel.

The purpose of the site visit was to ascertain the geology of the project area, with a specific emphasis on the structural controls on mineralization, validate exploration procedures, review exploration procedures, examine core, interview project personnel, and collect all relevant information for the compilation of this technical report.

SRK was given full access to relevant data and conducted interviews with North American Nickel personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store, and analyze historical and current exploration data.

1.6	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by North American Nickel personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the completion of this technical report.

1.7	Declaration

SRK’s opinion contained herein and effective March 24, 2016 is based on information collected by SRK throughout the course of SRK’s investigations. The information in turn reflects various technical and economic conditions at the time of writing this report. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of North American Nickel, and neither SRK nor any affiliate has acted as advisor to North American Nickel its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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2	Reliance on Other Experts

SRK has not performed an independent verification of land title and tenure information as summarized in Section 3 of this report but has relied on a list of mineral and petroleum licences in Greenland, issued by the Mineral Licence and Safety Authority of the Government of Greenland and provided by North American Nickel. SRK was informed by North American Nickel that there are no known litigations potentially affecting the Maniitsoq project.

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3	Property Description and Location

The Maniitsoq property is situated in southern West Greenland within Qeqqata Kommunia (municipality), approximately 100 kilometres north of the capital city of Nuuk and 15 kilometres east of the town of Maniitsoq (Figure 1). The property is centred at approximately 65 degrees, 18 minutes north and 51 degrees, 43 minutes west.

54°0'W
53°0'W
52°0'W
51°0'W
50°0'W
MANIITSOQ ICE CAP
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Kangerlussuaq
Maniitsoq
NUUK
Narsarsuaq
500 km
66°0'N
65°30'N
65°0'N
64°30'N
64°0'N
MANIITSOQ
NAPASOQ
INLAND ICE
Davis Strait
Qeqqata Kommunia
NUUK
Kommuneqarfik Sermersooq
N
0
25
50
Kilometers
Legend
Maniitsoq project
Municipal boundary
Capital city
Town
Village

Figure 1: Location Map

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3.1	Mineral Tenure

The Maniitsoq project consists of two contiguous exclusive Mineral Exploration licences: Sulussugut (licence number 2011/54) and Ininngui (licence number 2012/28), as listed in Table 1 and shown in Figure 2. Together, the licences cover a total area of 2,985 square kilometres. They are 100 percent owned by North American Nickel and are in good standing with the Mineral Licence and Safety Authority (formerly the Bureau of Minerals and Petroleum). The Mineral Licence and Safety Authority is the Government of Greenland’s administrative authority responsible for mineral licencing and safety matters. The licences give North American Nickel the right to explore for all types of mineral resources except hydrocarbons and radioactive elements. In the event that North American Nickel finds and delineates commercially viable deposit(s) which it intends to exploit, and provided the terms of the licence have been complied with, North American Nickel is entitled to be granted an Exploitation Licence under Articles 7 and 15, Subsection 2 of the Greenland’s Mineral Resources Act.

The Sulussugut Licence (2011/54) was issued to North American Nickel in August, 2011. At that time it covered 4,841 square kilometres. At the request of North American Nickel it was reduced to 3,336 square kilometres at the end of 2013. North American Nickel applied for a further reduction in size at the end of 2014. The current size is 2,689 square kilometres. The Ininngui Licence (2012/28) was issued in March, 2012. The initial size was 142 square kilometres; it has subsequently been enlarged to 296 square kilometres.

Both the Sulussugut and the Ininngui licences are subject to the terms and conditions set out in the Standard Terms for Exploration Licences for Minerals (Excluding Hydrocarbons) in Greenland dated November 16, 1998 and amended September 10, 2010, June 25, 2013, and July 1, 2014 (the Standard Terms). Unofficial English translations of the Standard Terms are available on the Greenland Government website (https://www.govmin.gl/minerals/terms-rules-laws-guidelines).

The Standard Terms dictate that a Mineral Exploration Licence is granted for an initial period of five years after which the licensee is entitled to a second five-year term, provided the terms of the licence have been complied with and Mineral Licence and Safety Authority has received an application from the licensee prior to December 31 in year five. At the expiration of the second licence period (years 6-10), the licensee may, at the discretion of the Greenland Government, be granted a new 3-year licence for years 11 to 13 provided Mineral Licence and Safety Authority has received an application from the licensee prior to December 31 in year 10, and that the licence terms have been complied with. Additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22 may, at the government’s discretion, be granted provided MLSA has received an application from the licensee prior to December 31 in years 16 and 19, respectively. The Sulussugut Licence is currently in its sixth year and Ininngui is in its fifth year. A licensee may apply to have a licence reduced, enlarged, or terminated at any time.

Table 1: Mineral Exploration Licences of the Maniitsoq Project

Licence No.	Name	Size (km2)	Expiration Date
2011/54	Sulussugut	2,689	December 31, 2020
2012/28	Ininngui	296	December 31, 2016

Total		2,985

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53°0'W
52°30'W
52°0'W
51°30'W
51°0'W
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Kangerlussuaq
NUUK
Narsarsuaq
500 km
Maniitsoq Ice Cap
65°45'N
65°30'N
65°15'N
65°0'N
64°45'N
Maniitsoq
Søndre Isortoq
Davis Strait
Napassoq
N
S
E
W
0 5 10 15 20
Kilometers
Legend
Sulussugut Licence (No. 2011/54)
Ininngui Licence (No. 2012/28)
Municipal boundary
Town
Village
Atangmik
Qeqqata Kommunia
Kommuneqarfik Sermersooq
Fiskefjord
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
NORTH AMERICAN NICKEL MINERAL EXPLORATION LICENCES
WGS84 UTM Z22N
18-Sept-2015

Figure 2: Land Tenure Map

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Under the Standard Terms a licensee is obligated to file annual work reports, make minimum annual exploration expenditures and, from year six onward, pay annual fees. The minimum annual expenditure is the sum of a flat amount plus an amount based on the area of the licence in square kilometres (see Section 3.5 for details). In the first year of the licence, the area used in the calculation is the area covered by the licence at granting; in subsequent years it is the area covered by the licence as of December 31 of the year in question. In the event exploration expenses exceed the minimum required, the difference can be credited in a later year for the same licence. However, such difference cannot be carried forward for credit more than three years.

In each year to December 31, 2014, and on both licences, North American Nickel has filed and been approved for exploration expenses exceeding the minimum required. Cumulative expenditures approved to December 31, 2014 on the Sulussugut Licence No. 2011/54 total DKK 124,963,204 and credits available to carry forward total DKK 62,822,024 (DKK 7,312,671 from 2013 and DKK 55,509,353 from 2014). Cumulative expenditures approved to December 31, 2014 on the Ininngui Licence No. 2012/28 total DKK 11,308,217 and credits available to carry forward total DKK 7,993,737 (DKK 2,523,309 from 2013 and DKK 5,470,428 from 2014).

Assuming the size of the licences does not change before the end of the year, the required minimum exploration expenditures for 2015 will be DKK 21,668,160 for Sulussugut and DKK 2,667,740 for Ininngui. Each square kilometre added to or subtracted from a licence prior to December 31, 2015 will result in DKK 7,940 being added or subtracted from the required minimum exploration expenditures. North American Nickel has informed SRK that it believes its 2015 exploration expenditures will again exceed the required minimums for both licences.

3.2	Underlying Agreements

On August 12, 2011, in conjunction with the granting of the Sulussugut Licence, North American Nickel entered into an arm’s length intellectual property and data acquisition agreement with Hunter Minerals Pty Limited (Hunter) and Spar Resources Pty Limited (Spar). Under the terms of the agreement, Hunter and Spar agreed to sell North American Nickel intellectual property rights to certain technical information, data, and recommendations pertaining to the Maniitsoq area of interest, which includes the Sulussugut and Ininngui licences (Figure 3). In consideration for the intellectual property rights North American Nickel:

•	Paid C$150,000 to each of Hunter and Spar (for a total of C$300,000).

•	Issued 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar or their respective nominees, exercisable for a period of five years. 4,750,000 of the warrants are exercisable at a price of C$0.50 per share; 4,750,000 are exercisable at C$0.70 per share: and 3,460,000 are exercisable at C$1.00 per share. The warrants are subject to an accelerated exercise provision in the event North American Nickel relinquishes all its interests in the Maniitsoq licenses and any other mineral titles held within the Maniitsoq area of interest without receiving consideration for such relinquishment.

•	Granted to each of Hunter and Spar, or their designates, a 1.25 percent net smelter return royalty, subject to the rights of North American Nickel to reduce both royalties to a 0.5 percent net smelter return royalty upon payment to each of Hunter and Spar (or their designates) of C$1,000,000.

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Figure 3: Area of Interest from the 2011 Acquisition Agreement Between North American Nickel and Hunter Minerals and Spar Resources

3.3	Permits and Authorization

The Standard Terms require North American Nickel to obtain Mineral Licence and Safety Authority approval for certain exploration activities on an annual basis, such as diamond drilling, blasting, and camp construction. The Standard Terms also allow BMP/MLSA to conduct site inspections at any time. The Mineral Licence and Safety Authority has conducted inspections on two occasions (September 4, 2012 and August 2, 2014).

North American Nickel has advised SRK that they have obtained and complied with all required government permits and approvals for exploration work completed on the Maniitsoq project to date. In order to conduct exploration work in 2016, North American Nickel will need to submit a work plan for approval to Mineral Licence and Safety Authority no later than May 1, 2016.

3.4	Environmental Considerations

North American Nickel’s Maniitsoq project is an exploration stage project that has been ongoing since 2011. Surface disturbances resulting from work completed by North American Nickel, which

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has included core drilling, ground and downhole geophysical surveys, prospecting, sampling, and geological mapping, are considered minimal.

Peripheral to the Maniitsoq property are several seabird colonies, and the area is known to house a reindeer population. Concurrent with the approval of company work plans, the Mineral Licence and Safety Authority typically provides specific written instruction on how to minimize the impact on wildlife and the environment, which may include guidelines or restrictions relating to the reindeer calving or hunting seasons and to the nature of additives used in drilling operations.

North American Nickel inspects all drilling sites after completion of drilling to ensure the cleanliness of each site and also photographs each drill site pre- and post-drilling. In 2011, North American Nickel developed an in-house health and safety document for the Maniitsoq project and updates this document on a yearly basis. This document includes procedures for the handling and reporting of fuel spills. During active field seasons, North American Nickel conducts weekly in-camp meetings to address any concerns relating to health, safety, and the environment.

Baseline environmental studies have been undertaken in two areas relating to the Maniitsoq property, including the Imiak Hill Complex area (includes Imiak Hill, Spotty Hill, Mikissoq, previously known as Imiak North) in 2014 and the Seqi port area in 2015. The field studies were conducted in accordance with the Rules for Field Work and Reporting regarding mineral resources excluding hydrocarbon and the Guidelines for Preparing an Environmental Impact Assessment Report for Mineral Exploitation in Greenland (MRA, 2015).

In 2014, Golder Associates (Golder), based in Copenhagen, Denmark was contracted to carry out field studies related to the Imiak Hill Complex area where North American Nickel had outlined significant nickel-copper sulphide mineralization at three locations (Imiak Hill, Mikissoq, and Spotty Hill). The field work was carried out in August, 2014 within an approximately 400 square kilometre area surrounding the Imiak Hill Complex and along a potential future road corridor linking the Imiak Hill Complex to a fjord to the southwest. The program focussed on acquiring an overview of the ecological conditions within the study area and included the following data acquisition:

•	A terrestrial survey, covering registration of vegetation, with focus on rare or endangered species

•	Registration of macro-invertebrates in rivers/streams, combined with water and sediment sampling

•	Collection of marine/intertidal samples (sculpins, common mussels, seaweed, and sediments)

•	Observations of birds and mammals

•	Collection of freshwater filtered and non-filtered samples including measurements of water temperature, conductivity, and pH

All samples (water, sediment, lichens, mussels, fish liver, and seaweed) were submitted to the Danish Centre for Environment and Energy at Arhus University in Aarhus, Denmark for storage and potential future analysis.

In 2015, INUPLAN A/S (Inuplan) of Nuuk, Greenland and Golder carried out baseline data acquisition in the area surrounding the Seqi deepwater port located at the south end of the Maniitsoq property. This work was undertaken as part of a due diligence exercise prior to the potential acquisition of the Seqi port and adjacent olivine mine. Historically, olivine mining from a dunite-peridotite complex and shipping of olivine by LKAB Minerals (Sweden) was carried out between 2007 and 2010.

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As part of North American Nickel’s 2015 baseline studies, 19 composite soil samples were collected and analyzed for heavy metals (Pb, Cd, Cr, Cu, Ni, Zn and Hg) and total petroleum hydrocarbons. The screening of volatile organic components indicated no presence of volatile substances in the soil samples. The results from the chemical analysis from the laboratory were compared to the Danish Environmental Protective Agency’s protective concentration levels for residential areas and showed that all heavy metals except nickel were below the acceptable protective concentration levels. Consistently elevated nickel values were observed in all areas of the port which suggests that nickel has been added to the area by windblown dust originating from mining and production activities and by use of the dunite as road fill throughout the area.

The recent environmental surveys undertaken by Golder and INUPLAN confirm ongoing surveys by the Greenland Government in and around the Seqi port area. Results from a 2014 government study confirmed that the spread of dust and attendant nickel contamination had fallen to pre-mining levels. This study also concluded that dust pollution in the area over the years will decline further as more and more dust from past operations becomes bound in the soil, covered by new vegetation or leaches into the fjord. The analysis of bio-samples collected from the fjord in 2014 indicated that the impact on the marine environment by Seqi was effectively nil.

A survey of reindeer undertaken at Seqi during 2015 documented a small number of reindeer from the area. Only nine animals were observed, and these low numbers were attributed to extreme high temperatures during the survey period resulting in an eastward migration towards the ice cap.

3.5	Mining Rights in Greenland

Mineral resources and mineral resource activities in Greenland are governed by Greenland Parliament Act No. 7 of December 7, 2009 (the Mineral Resources Act) with amendments from Act No. 26 of December 18, 2012 and Act No. 6 of June 8, 2014. English translations of the Mineral Resources Act and amendments are available from the Greenland government website https://www.govmin.gl/minerals/terms-rules-laws-guidelines. Under the Mineral Resources Act, a company must hold a Mineral Prospecting or Mineral Exploration licence in order to conduct mineral exploration, and a Mineral Exploitation licence in order to exploit a mineral resource.

3.5.1	Mineral Prospecting Licence

A Mineral Prospecting Licence is non-exclusive and allows the holder the right to prospect for minerals within one of three pre-defined regions on ground not covered by a Mineral Exploration or Exploitation licence. The three pre-defined regions are:

•	West Greenland (area south of 78°N and west of 44°W)

•	East Greenland (area south of 75°N and east of 44°W)

•	North Greenland (area north of 78°N and west of 44°W, and the area north of 75°N and east of 44°W)

3.5.2	Mineral Exploration Licence

A Mineral Exploration Licence is exclusive, must be at least 5 square kilometres in size and can include up to five separate areas provided the distance between any two areas is less than 100 kilometres. Licences are delineated by corner points defined by degrees and undivided minutes connected by lines of longitude and latitude in the WGS84 datum. Normally, a licence area includes only land areas, but sea areas to a certain depth may, upon application, be included.

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Unless otherwise stated in the licence text, a Mineral Exploration Licence gives the licensee the right to explore for all types of mineral resources except hydrocarbons and radioactive elements.

The holder of a Mineral Exploration Licence is obligated to spend a certain minimum amount of money on approved exploration activities on an annual basis. The minimum expenditure is the sum of two amounts: a fixed per licence amount and an amount based on the size of the licence in square kilometres. Table 2 lists the current (2015) per licence and per square kilometre amounts for licence years 1 to 19. Note that these amounts are adjusted annually for changes in the Danish Consumer Price Index (for amounts pertaining to licence years 1-10) or the Greenlandic Consumer Price Index (for amounts pertaining to licence years 11 and beyond).

In year 6, and subsequent years, a licensee is required to pay an annual fee that is currently DKK 39,700 per licence (approximately C$ 7,940 at an exchange rate of DKK 1 to C$ 0.20). This fee is adjusted annually for changes in the Danish Consumer Price Index.

Table 2: Minimum Annual Exploration Expenditure Required for Mineral Exploration Licences

Licence Year	Per Licence amount (Danish Kroner*)	Per km2 amount (Danish Kroner*)
1-2	158,800	1,590
3-5	317,500	7,940
6-10	635,100	15,880
11-13	1,270,000	31,750
14-16	2,540,000	63,510
17-19	5,081,000	127,000

*	One Danish Kroner is valued at approximately C$0.20 (March 5, 2016)

3.5.3	Mineral Exploitation Licence

If the holder of a Mineral Exploration Licence finds and delineates one or more commercially viable deposits, and provided the terms of the licence have been complied with, the licensee is entitled to be granted a Mineral Exploitation Licence under Articles 7 and 15 Subsection 2 of the Mineral Resources Act. A request for an Exploitation Licence must be accompanied by:

•	A declaration that the deposit or deposits are commercially viable and that the licensee intends to exploit them

•	A bankable feasibility study of the deposits in question

•	Proposed boundaries for the Exploitation Licence

•	An approved environmental impact assessment (EIA)

•	An approved social sustainability assessment (SSA)

Before exploitation and related activities are initiated, the Greenland government must approve an exploitation and closure plan for the enterprise.

3.5.4	Surface Rights

Under Greenland’s law there is no ownership of surface rights.

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4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

The project is located along the southwest coast of Greenland between 64 degrees 53 minutes and 65 degrees 45 minutes north and 51 degrees 1 minute and 52 degrees 38 minutes west (Figure 4). The village of Maniitsoq with a population of approximately 2,500 is situated on an island 13 kilometres west of the western edge of the project, and the city of Nuuk, Greenland’s capital, is 80 kilometres south of the southern boundary. The property is accessible year-round by helicopter or boat from Nuuk or Maniitsoq. The sea lanes in the area are open year-round as a result of the Irminger and West Greenland currents, which bring warm water from the Gulf Stream northwards along the southwest coast of Greenland.

4.2	Local Resources and Infrastructure

There is no infrastructure on the property. A small pier is located 2.5 kilometres south of the property in a bay on the north side of a fjord called Niaquungunaq (Greenlandic) or Fiskefjord (Danish). The bay is situated approximately 33 kilometres inland from the mouth of the fjord. The pier was built by LKAB Minerals, a subsidiary of Minelco, in 2005 for transporting olivine from their Seqinnersuusaaq or Seqi mine. While the mine was in operation, the Seqi pier was able to accommodate Panamax vessels up to 60,000 tons. Mining operations ceased in 2010 and most of the infrastructure was dismantled. However, the pier remains and is currently owned by the Greenland government.

The village of Maniitsoq has a small port and an airport with an 800-metre paved runway. The port and airport operate year-round. Jet-A fuel is available at the airport, but there is no de-icing equipment. Scheduled commercial flights connect Maniitsoq to Kangerlussuaq, which is located 225 kilometres to the northeast and is the largest airport in Greenland. Non-stop flights to Copenhagen operate five days a week from Kangerlussuaq.

The capital Nuuk has a population of approximately 17,000 and offers European-standard supply, support and logistics facilities including a hospital, a port, and an airport with direct flights to Reykjavik (Iceland) and connecting flights to Maniitsoq and Kangerlussuaq.

To date, most field operations have been conducted from a temporary field camp located on Puiattoq Bay at the end of Amitsuarssuk fjord. The camp, except for tent floors and some fuel, is removed at the end of each field season. A minor amount of work has also been done out of a small fishing lodge located at the head of Kangia fjord (Kangia Fishing Lodge) and from the village of Maniitsoq.

Due to the remote nature of the project area and Greenland in general, most heavy equipment has to be imported.

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53°0'W
52°0'W
51°0'W
50°0'W
66°0'N
65°30'N
65°0'N
64°30'N
64°0'N
KEY MAP
GREENLAND
INLAND ICE
MAP AREA
Maniitsoq
Kangerlussuaq
NUUK
Narsarsuaq
500 km
Maniitsoq Ice Cap
Søndre Isortoq
Maniitsoq
Kangia Fishing Lodge
NAN Field Camp Site
Napassoq
Davis Strait
Seqi Pier
Atangmik
Fiskefjord
Qeqqata Kommunia
Kommuneqarfik Sermersooq
Nuuk fjord
Qoornoq
Neriunaq
Kapisillit
Nuuk
N
S
E
W
0 5 10 15 20 25
Kilometers
Legend
Maniitsoq project
Glacier
Municipal boundary
Town / city
Village
Field camp
Fishing lodge
Pier
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southern West Greenland
ACCESSIBILITY and PHYSIOGRAPHY
WGS84 UTM Z22N
29-Sept-2015

Figure 4: Topography, Access, and Local Resources

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4.3	Climate

The climate is arctic. Temperatures at Maniitsoq’s airport (elevation 28 metre above mean sea level) typically range from -10 to 12 degrees Celsius. Temperatures are rarely below -20 degrees Celsius or above 15 degrees Celsius. Average annual precipitation is 477 millimetres. Most of the project area is ice- and snow-free from mid-June to mid-September. The coldest temperatures occur from mid-December to mid-March. Hours of daylight range from nearly 23 hours at the summer solstice to just over 3 hours at the winter solstice. The length of the operating season for exploration is typically from mid-June to mid-September.

4.4	Physiography

The topography ranges from broad glacial valleys and rounded hills to locally steep hills with up to 800 metres of relief. The northern part of the property, in the vicinity of the Maniitsoq Icecap, is particularly rugged. Numerous intermittent creeks and streams along with large rivers are common; the water in them tends to be shallow and fast-flowing. Water bodies range in size from tiny ponds to lakes over 50 square kilometres. Examples of the local physiography are shown in Figure 5.

Typical subarctic to arctic vegetation occurs across most of the project with till-covered areas blanketed by ground shrubs (Labrador tea, dwarf willow and birch) and flowering plants. On average, bedrock exposure encompasses over 30 to 40 percent of the area; in valleys it is often completely covered, while on hill tops bedrock exposure approaches 80 percent. Rock exposures are often covered with lichen, making it difficult to discern variations in composition and texture.

Figure 5: Typical Landscapes in the Project Area

A.	North American Nickel field camp site looking south.
B.	Supply barge in Puiattoq Bay near field camp site.
C.	Gossan at the Pingo Ni prospect in the northern part of the project area (looking east).
D.	North shore of Fossilik Lake: typical landscape in the Imiak – Fossilik area.

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5	History

Between 1959 and 2011, various companies carried out exploration over portions of the area now covered by the North American Nickel Maniitsoq property, including Kryolitselskabet Øresund A/S Company (KØ), Falconbridge Limited (Falconbridge), Nunaoil A/S, Cominco, Planitonva A/S, Monopros and IceFire Diamonds A/S. The most intensive work was completed by KØ who explored the project area from 1959 to 1973 and is credited with discovering many of the currently known nickel-copper sulphide occurrences in the region.

Assay results from KØ drill core and surface grab samples from selected mineral occurrences are listed in Table 3, and their locations are shown in Figure 6. The most significant occurrences are hosted by noritic intrusions, which are concentrated in a J-shaped belt referred to as the Greenland Norite Belt. The Greenland Norite Belt is approximately 70 kilometres long and up to 15 kilometres wide (Figure 6).

KØ systematically prospected the project and surrounding area from the air. Gossanous areas as small as 1 square metre were investigated on the ground. Where results warranted, blasting, trenching, surface geophysics, and drilling were carried out. KØ completed a total of 110 boreholes (5,705 metres) in the project area. All but six were drilled with small, man-portable, Winkie drills; the average borehole length was less than 52 metres. In most cases, surface geophysical surveys were conducted prior to drilling in order to image the target and locate the boreholes accordingly. Geophysical techniques employed included magnetics, slingram electromagnetics, induced polarization (frequency domain, generalized schlumberger and pole dipole arrays), Turam and very low frequency (VLF) surveys. Resistivity and mise-a-la-masse surveys were carried out in many of the boreholes.

Table 3: Historical Sulphide Showings and Analytical Highlights, Kryolitselskabet Øresund

Name	Host Rock	Tested by Drilling	Year	Sample Type	Notable KØ Analytical Results*
Ikertup Kingingnera	Ultramafic	No	1968	23 grab samples	0.20 to 5.00% Ni (average 1.40%) and 0.06 to 1.10% Cu (average 0.42%)
Iluileq South	Norite	No	1965	21 grab samples	<0.05 to 1.80% Ni (average 0.80%) and <0.01 to 1.25% Cu (average 0.21%)
Miaggoq	Ultramafic	No	1966	grab sample	3.55% Ni, 0.11% Cu
Site 1965-41	Ultramafic	No	1965	grab sample	8.40% Ni, 0.07% Cu and 0.19% Co
Site 1970-21	Ultramafic	No	1970	grab sample	2.35% Ni, 0.58% Cu and 0.11% Co
Site 1972-72	Gneiss	No	1972	grab sample	1.50% Ni and 0.19% Cu
Camp Area 10	Norite	Yes	1968	Borehole CA 10-1	1.74% Ni and 1.00% Cu / 0.83 m
Fossilik II	Norite	Yes	1968	Borehole Fo II-1	2.24% Ni and 0.63% Cu / 12.89 m
Imiak Hill	Norite	Yes	1968	Borehole Im-9	2.67% Ni, 0.60% Cu / 9.85 m
Nunanguit	Norite	Yes	1970	Borehole Nu-2	1.20% Ni and 0.48% Cu / 2.90 m
Pingo	Norite	Yes	1970	Borehole Pi-1	0.58% Ni and 0.24% Cu / 4.16 m
Qerrulik	Norite	Yes	1972	Borehole Qe-5	0.33% Ni, 0.12% Cu / 14.50 m
Quagssuk	Norite	Yes	1968	Borehole Qu-3	1.97% Ni, 0.43% Cu / 4,95 m
Spotty Hill	Norite	Yes	1969	Borehole SHi-5	0.52% Ni, 0.26% Cu / 12.94 m

*	There is insufficient information available to indicate if the reported intervals are true widths

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Legend
Ni-Cu occurrence
Kimberlite mini bulk sample site
Project boundary
Greenland norite belt (GNB) boundary
Imiak Hill
Pingo
Site 1970-21
Greenland Norite Belt
Spotty Hill
Camp Area 10
Iluileq South
Sillissannguit kimberlite mini bulk sample site
Quagssuk
Site 1972-72
Fossilik II
Davis Strait
Qerrulik
Nunanguit
Ikertup Kingingnera
Site 1965-41
Miaggoq
N
0 5 10 15 20
Kilometers
GEOLOGY
Recent
Ice
Mesozoic
Carbonatite
Proterozoic
Mafic dyke
Archean
Granite / granodiorite
Gneiss - mainly enderbitic
Archean Continued
Gneiss - mainly TTG
Ni sulphide occurrence
Noritic intrusion
Amphibolite
Archean Continued
Metasediment (Kangerluarsuk supracrustals)
Ultramafic intrusion

N.B. Geological base map from Geological map of Greenland Sheet 2
Fredenskåb Isblink - Søndre Strømfjord (1:500,000)
Compiled by F. Kalsbeek and A.A. Garde, 1989

Figure 6: Location of Selected Sulphide Showings Discovered by Kryolitselskabet Øresund and IceFire Diamonds’ Sillissannguit Kimberlite Mini Bulk Sample Site

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None of the exploration techniques were successful in identifying a large mineralized body. However, North American Nickel estimates that the technology used by previous operators and the local geology prevented sensors from detecting conductors at a depth greater than approximately 50 metres.

In 1993, Falconbridge during a brief site visit confirmed the presence of highly weathered nickel-copper showings as well as the comprehensive nature of the exploration work conducted by KØ. Assay values up to 1.02 percent nickel and 2.91 percent copper were obtained from surface grab samples, which were analyzed by Lakefield Research using the pyrosulphate XRF/fused disk method.

In 1994, Nunaoil A/S prospected the Kangerluarsuk supracrustal rocks on the east side of the current project area for gold and nickel mineralization. The results were generally disappointing and no nickel or gold anomalies were identified.

In 1995, Cominco Ltd. (Cominco) acquired a large licence covering most of the Greenland Norite Belt. Early in the year, prior to the field season, the company re-examined and re-sampled core from many of the KØ boreholes and confirmed the high tenor of the nickel sulphide mineralization. (Nickel tenor is defined as the nickel content when re-calculated to 100 percent sulphides).

In 1995, the Geological Survey of Greenland and Denmark commissioned Geoterrex Ltd. (Geoterrex) to complete an airborne magnetic and time-domain GeoTEM survey over the Greenland Norite Belt. The survey was completed between July and September, 1995 and comprised 20,446 line kilometres of which 10,546 line kilometres were within the Maniitsoq project area (Figure 7). The survey used a fixed-wing aircraft at a nominal ground clearance of 120 metres, with a line spacing of 200 metres over the central core of the Greenland Norite Belt and 400 metres elsewhere. Survey lines were oriented 80 degrees, which was not the optimum orientation given the regional geology but was mandated by the rugged topography. The rugged terrain prevented the survey plane from maintaining a consistent elevation, and up to 10 percent of the survey was flown with a ground clearance of over 300 metres.

Cominco contributed 25 percent to the cost of the GeoTEM survey in return for early access to the data. Geoterrex identified 1,557 electromagnetic anomalies. However, the vast majority of them were weak or associated with saltwater, or shallow glaciomarine sediments.

During the summers of 1995 and 1996, Cominco performed ground follow-up on many conductors identified from the earlier airborne survey and carried out a limited ground geophysical program over two of the larger showings in the belt (Fossilik and Imiak Hill). The surface geophysical surveys consisted of magnetics, Max-Min and Geonics EM-47 moving loop TEM. The moving loop survey was the most effective technique, and it detected several shallow, moderately conductive (20-80 siemens) zones directly coincident with surface mineralization. After two field seasons, Cominco optioned the property to Platinova A/S, which relinquished most of the ground over the nickel-copper showings and focused exclusively on diamond exploration.

From 1996 to 1998, Platinova (with joint venture partners Aber Resources Ltd and Lexam Explorations) and Monopros Ltd. (Monopros) carried out diamond exploration. A total of 878 till and stream sediment samples were collected from the project area (838 by Platinova and 40 by Monopros). Platinova discovered two isolated boulders of weathered hypabyssal kimberlite near the centre of the project area. Platinova and Monopros completed helicopter-borne frequency domain electromagnetic (EM) and magnetic surveys (DigHEM in the case of Platinova and Aerodat in the case of Monopors) totalling 7,020 line kilometres over the central part of the project area (Figure 7).

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Figure 7: Historical Airborne EM Coverage

In 1998, Platinova commissioned High Sense Geophysics Limited to fly detailed (50-metre spaced orthogonal lines) helicopter magnetic surveys totalling 620 line kilometres over four selected diamond targets. None of these targets were drill tested. However, Platinova completed five boreholes in 1998 (612.5 metres) to test other targets near the mouth of Kangia fjord. Boreholes LX98-002 intersected 30 centimetres of kimberlite while the remainder intersected barren granitic gneiss and granodiorite.

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At the end of 1998, both Platinova and Monopros drastically reduced the size of their licences.

In 1999, Falconbridge acquired a 386 square kilometre licence covering some of the key KØ nickel-copper showings in the northern part of the Greenland Norite Belt. Initial work focused on the following showings: Imiak Hill, Camp Area 10, Fossilik, and Quagssuk. Seven grab samples were sent for whole rock and trace element analysis and six samples were assayed for economic elements. Nickel, copper, and cobalt were analyzed by atomic absorption using a near total multi-acid extraction. The results confirmed the nickel-rich nature of the sulphides. When recalculated to 100 percent sulphides, the nickel tenors of assay samples ranged from 6.8 to 9.5 percent nickel.

In 2000, Falconbridge increased the size of its land position to 808 square kilometres, re-sampled KØ drill core from the Imiak Hill, Fossilik II, Quagssuk, and Camp Area 10 occurrences, and conducted prospecting throughout the Greenland Norite Belt. The re-sampling of the KØ drill core was complicated by the fact that previous sampling by Cominco and others often left insufficient material. Nevertheless, Falconbridge concluded that the 2000 analyses were broadly comparable to previous results. The prospecting did not result in the discovery of any new nickel-copper mineralization. Fixed loop UTEM surveys were conducted over the Fossilik, Camp Area 10, Imiak Hill, and Spotty Hill showings along survey lines oriented at 145 degrees and spaced 200 to 400 metres apart. No anomalies were detected. Following the 2000 field program, Falconbridge allowed their licences to lapse.

In 2004, NunaMinerals A/S (NunaMinerals) sampled a poorly exposed rusty zone in quartz-dioritic rocks about 350 metres south of KØ’s Ikertup Kingingnera showing in the southern part of the project area. The showing was revisited in 2005, and a composite sample was collected that yielded 0.36 gram of platinum per tonne (g/t platinum), 1.74 g/t palladium, 0.17 g/t gold, 0.80 percent nickel, and 0.30 percent copper. In 2006, NunaMinerals completed three shallow boreholes (237 metres) to test for additional mineralization beneath the occurrence. Only weak mineralization was intersected. The best intersection was 8.00 metres averaging 143 parts per billion (ppb) combined palladium and platinum and 0.20 percent nickel.

From 2006 to 2011, IceFire Diamonds AS (IceFire) sampled kimberlite dikes that occur throughout the region but concentrated particularly on the 60 degrees striking Sillissannguit trend where dikes, locally up to 2.5 metres wide, were traced discontinuously over distances of several kilometres.

In 2011, IceFire collected mini-bulk samples of kimberlite from two sites. One of these sites, Sillissannguit, is within the project area (Figure 7). The Sillissannguit sample weighed 14.3 tonnes and was shipped to Geoanalytical Laboratories Diamond Services, Saskatchewan Research Council in Saskatoon for diamond test work. A total of 193 kilograms of material was processed for microdiamond extraction by caustic fusion, and 14.1 tonnes was processed for macrodiamonds by dense media separation. The sample returned one macrodiamond in the 1.18-1.70 millimetre fraction and two in the 0.85-1.18 millimetre fraction. The caustic fusion sample returned no microdiamonds.

IceFire ceased exploration in the area after 2011, and its last mineral exploration licence expired in 2013.

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6	Geological Setting and Mineralization

This section has been extracted from a structural geology report (Ravenelle, 2015b) prepared for North American Nickel in November 2015.

6.1	Regional Geology

The geology of Greenland is dominated by crystalline rocks that formed during a succession of Archean and Paleoproterozoic orogenic events (Henriksen et al., 2009). The shield area is divided into three distinct provinces (Figure 8):

•	Archean rocks of the North Atlantic Craton (3,200 – 2,600 Ma old; locally, units have ages up to >3,800 Ma) that were almost unaffected by Proterozoic or later orogenic activity

•	Archean terranes reworked during the Paleoproterozoic around 1,900 – 1,750 Ma ago

•	Terranes mainly composed of juvenile Paleoproterozoic rocks (2,000 – 1,750 Ma in age)

The Maniitsoq project is located within preserved Archean rocks of the North Atlantic Craton (Figure 8). In western Greenland, the North Atlantic Craton is bounded to the north by the Paleoproterozoic Nagssugtoqidian orogeny and to the south by the Paleoproterozoic Ketilidian orogeny (Figure 8). The craton largely consists of Mesoarchean (ca. 3,075 to 2,820 Ma) orthogneisses with tonalite-trondhjemite-granodiorite (TTG) compositions (Steenfelt et al., 2005) that contain many conformable layers of metavolcanic amphibolite, anorthosite, and rare metasedimentary rocks (Windley, 1969).

The North Atlantic craton of western Greenland comprises six shear zone-bounded blocks, exposing granulite facies rocks in the north and prograde amphibolite facies rocks in the south (Windley and Garde, 2009; Figure 9). Metamorphic facies transitions are generally smooth within each block, but are abrupt and of tectonic nature at blocks’ boundaries. Local retrogression of the granulite facies rocks to amphibolite facies occurs. From south to north, the blocks are: Ivittuut, Kvanefjord, Bjørnesund, Sermilik, Fiskefjord, and Maniitsoq (Figure 9). The Fiskefjord and Sermilik blocks are separated by a structurally complex northeast-trending belt (Godthåbsfjord-Ameralik Belt; Figure 9). The belt comprises several terranes of different ages that have been accreted tectonically and folded together (Windley and Garde, 2009).

The Maniitsoq project is primarily located within the Fiskefjord block (Figure 9), which contains prograde amphibolite facies gneisses and metavolcanic belts in the south and granulite facies gneisses in the north (Windley and Garde, 2009; Figure 9). Retrograde amphibolite facies rocks occur in the centre of the block. The contact between the Fiskefjord and Maniitsoq block occurs in the northwestern corner of the project area.

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Figure 8: Greenland Principal Geological Units

Principal geological units of Eastern Canada and Greenland shown with Greenland in its pre-drift (pre-late Cretaceous) position relative to eastern Canada, simplified by Henriksen et al. (2009) after St-Onge et al. (2009).

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A
Kangerlussuaq
Nagssugtoqidian front
Aasivik
Qarliit Taserssuat assemblage
TUNO
Ta
SUKASIA
KAPISILIK
AKIA
Q
Nuuk
FÆRINGEHAVN
TRE BRØDRE
I
DAVIS STRAIT
TASIUSARSSUAQ
SIORAQ
PAAMIUT
NERIA
T
SERMILIGAARSUK
Ketilidian front
50 km
Mesoproterozoic
Gardar igneous province
Palaeoproterozoic
Julianehåb batholith
Supracrustal rocks
Reworked Archaean rocks
Archaean
Granitic rocks
Orthogneiss
Granulite facies
Anorthosite complex
Supracrustal rocks
Eoarchaean gneisses
Mainly upper crustal zone
Prograde amphibolite facies
Lower crustal zone
Retrograde amphibolite facies
Granulite facies
B
MANIITSOQ
FISKE-FJORD
GODTHÅBSFJORD-AMERALIK BELT
SERMILIK
BJØRNESUND
KVANEFJORD
NITTUUT
INLAND ICE
North Atlantic craton
64°
62°
Proterozoic
Ketilidian orogen
Archaean
Post-kinematic norites
Late-tectonic TTG plutons and granitic rocks
Orthogneiss
Metavolcanic belt
Anorthosite complex
Eoarchaean gneiss
Block boundary
Transition between lower and upper crustal zones

Figure 9: North Atlantic Archean Craton of Western Greenland (Windley and Garde, 2009)

A:	The subdivision in terranes/blocks with distinct geological histories.
B:	The subdivision in tilted blocks, each of which has granulite facies rocks in its northern parts and rocks at amphibolite facies in the south.

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6.2	Property Geology

The Maniitsoq property is dominated by supracrustal rocks intruded by multiple phases of felsic to ultramafic intrusions and dikes of various ages. All rocks are Archean in age, except for the Proterozoic mafic dikes and the Paleozoic carbonatite intrusion. A detailed geologic map of the project area is shown in Figure 10.

Lithological units are dominated by tonalite-trondhjemite-granodiorite (TTG) gneisses dated between approximately 3,050 and 3,010 Ma (Windley and Garde, 2009; Figure 10). The TTG gneisses are cut by younger intrusions including the Taserssuaq tonalite-granodiorite dated at 2,982 ±7 Ma (Garde et al., 2000), the Qugssuk granite dated at 2,975 ±6 Ma (Garde et al., 2000), and the Finnefjeld gneiss dated at 2,975 ±7 Ma (Garde et al., 2000).

The Finnefjeld gneiss is a complex intrusion of predominantly tonalitic and trondhjemitic rocks interpreted to have been emplaced after the main granulite facies metamorphic event (Windley and Garde, 2009). The Finnefjeld gneiss is interpreted as a late-orogenic, deep-crustal, intrusive granitoid pluton (Allaart et al., 1978; Marker and Garde, 1988) or alternatively as a deeply eroded impact structure (Garde et al., 2014).

The TTG gneisses at Maniitsoq are embedded with kilometre-scale suites of mafic volcanic rocks (amphibolite) and larger enderbitic gneisses (Figure 10). A group of kilometre-scale norite intrusions occur in the centre of the project area and form the north-trending J-shaped Greenland Norite Belt. Such intrusions locally host significant nickel-copper sulphide mineralization (e.g., Imiak Hill, Spotty Hill, Mikissoq, and Fossilik) and are the focus of the current exploration work. The norite intrusions are interpreted to have been derived from ultramafic magmas that were partially contaminated with continental crust during their ascent and final emplacement (Garde 1991, 1997). Their age varies between 3,014.0 +/-2.7 Ma and 3,002.3 +/-5.4 Ma (Heaman, 2014).

A series of Proterozoic high-magnesium mafic dikes crosscut the area. Such dikes are typically north- or northeast-trending (Garde, 1997) and are dated ca. 2,214 ± 10 Ma (Nutman et al., 1995).

A younger Paleozoic carbonatite intrusion occurs east of the Finnejfeld gneiss and crosscuts all other rock types.

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N
Spotty Hill Norite
3014.0 +- 2.7Ma
Imak Hill Norite
3002.3 +- 5.4Ma
Nunaguit Norite
3013.5 +- 3.7Ma
Lithology
Paragneiss-Orthogneiss Domain A
Magnetic Marker A
Paragneiss-Orthogneiss Domain B
Magnetic Marker B
Amphibolite
Mafic Gneiss
Mafic Gneiss Marker
Tonalite
Tonalite Marker
Granite
Finnefjeld
Finnefjeld Marker
Igananguit Gneiss
Igananguit Marker
Norite
Ultramafic
Carbonatite
Mafic Dyke
Maniitsoq Property
Study Area
Norite
Norite Belt
D2-D3-D4, Minor
D2-D3-D4, Intermediate
D2a, Minor
D2a, Intermediate
D2a, Major
D2b, Minor
D2b, Intermediate
D2b, Major
D2c, Minor
D2c, Major
D3-D4, Minor
D3-D4, Intermediate
D3-D4, Major
D3-D4, Major 2
D4, Minor
D4, Intermediate
0
10
20
30 km
WGS84, zone 22
NORTH AMERICAN NICKEL
srk consulting

Figure 10: Detailed Geology of the Project Area

“Markers” refer to discrete markers interpreted from aeromagnetic surveys

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Combining aeromagnetic data with public domain information from Garde (1997) and Berthelsen (1960), Ravenelle (2015a) reconciled four episodes of deformation at Maniitsoq, spanning the Archean and Proterozoic (Table 4).

Table 4: Summary of Deformational Events at Maniitsoq

Event	Regional Fabrics	Folds	Shear Zones/ Faults
D1	S1	F1 in primary layering, not common	D1 shear zones, observed in drilling only

D2	None	Shallow-plunging F2 folds	Dip-slip D2 shear zones, oriented sub-parallel to tectonic grain

D3	None	Steep-plunging F3 folds	Strike-slip D3 shear zones, NE and NW-trending, cuts tectonic grain

D4	None	None	Brittle faults, N- and NE-trending, locally on pre-existing shear zones

6.2.1	Supracrustal Rocks

Supracrustal lithological units include paragneiss, mafic paragneiss, and rare amphibolite. These supracrustal rocks are locally magnetic and can contain magnetite porphyroblasts. Some paragneiss have magnetite-rich bands reminiscent of banded iron formations. These magnetite-bearing paragneiss and amphibolite units represent most of the discrete magnetic markers visible on the aeromagnetic surveys. Locally, the paragneisses are rusty or gossanous and contain trace to several percent sulphides (pyrite ± pyrrhotite). Mineralization consisting of heavily disseminated to semi-massive stringer sulphides hosted in siliceous paragneisses and containing elevated copper and zinc values was intersected in drilling in the northwestern portion of the property (Takissoq West target). Voluminous paragneiss units, especially in the south portion of the project area indicate the presence of a large metamorphosed sedimentary basin over the project area. The ages of paragneiss and amphibolite sequences are currently unknown.

6.2.2	Norite Intrusions

The norite bodies occur as pod-shaped or lenticular intrusions that can be up to 4 square kilometres in size. Less commonly, the norite bodies occur as metre-scale dikes. Their overall distribution forms a belt that wraps around the Finnefjeld intrusion (Figure 10). Their composition varies from pyroxienitic, noritic, dioritic, to quartz-dioritic compositions (Figure 11A, Figure 11B, Figure 11C). Some of these changes in composition are related to alteration caused by younger rocks crosscutting the norite. For example, some norite intrusions become richer in quartz in altered selvages of pegmatite dikes (Figure 11D). The quartz-rich compositions also commonly occur near their contacts with orthogneiss. Other changes in composition, for example an increase in feldspar proportions leading to leuconorite compositions, are interpreted to be primary (Figure 11E), and one particular phase of norite is characterized by layers of coarse-grained pyroxene crystals and is referred to as Leopard norite (Figure 11F). Leopard norite has been observed at a number of widely separated locations, particularly within larger norite intrusions. The norite intrusions are locally magnetic.

Petrographic analyses of norite and pyroxenite samples identified both cumulate and non-cumulate textures. Both textural varieties consist primarily of orthopyroxene, clinopyroxene, plagioclase, and hornblende with subordinate amounts of biotite and opaque minerals. Pyroxenes typically show partial to extensive replacement by hornblende±biotite. Pyroxenites are locally olivine-bearing.

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Figure 11: Characteristics of Norite Intrusions at Maniitsoq

A:	Outcrop showing typical weathering in norite.
B:	Dioritic part of norite intrusion.
C:	Quartz-dioritic part of norite intrusion.
D:	Pegmatite dike causing alteration of norite to dioritic composition.
E:	Norite to leuconorite compositional layering.
F:	Leopard norite with megacrystic pyroxene.

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6.2.3	Orthogneiss

The supracrustal sequence is cut by multiple felsic intrusions attributable to the TTG orthogneisses interpreted on regional government maps. These intrusions locally occur as dikes, which are commonly foliated (Figure 12A and Figure 12B) and locally have gneissic layering (Figure 12C).

The orthogneisses include a series of younger intrusions like the Taserssuaq tonalite-granodiorite intrusion dated at 2,982 ±7 Ma (Garde et al., 2000) and the Finnefjeld gneiss dated at 2,975 ±7 Ma (Garde et al., 2000). The Taserssuaq tonalite is a massive homogenous intrusion (Figure 12D, Figure 12E). The Finnefjeld intrusion is composed locally of many felsic to intermediate phases that crosscut each other, including diorite and aplite dikes (Figure 12F). Otherwise, the Finnefjeld is gneissic and more homogeneous.

Although orthogneiss clearly postdates the paragneiss, the timing of orthogneiss relative to norite intrusions is not clear because the two rock types are of intrusive origin and it is challenging to determine which rock cuts which. However, local, fragments of norite in orthogneiss suggest that some of the orthogneiss intrusions postdate some of the norite intrusions.

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Figure 12: Characteristics of Orthogneiss and Taserssuaq and Finnefjeld Intrusions at Maniitsoq

A:	Foliated orthogneiss at Fossilik.
B:	Close up view of foliated orthogneiss.
C:	Orthogneiss with gneissic layering.
D:	Taserssuaq tonalite.
E:	Close up view of Taserssuaq tonalite.
F:	Multiple generations of dikes within Finnefjeld intrusion.

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6.2.4	Pegmatite Stockwork

A stockwork of pegmatite dikes is preferentially developed within the norite intrusions where they form complex bodies that are up to several metres wide (Figure 13A). It typically contains megacrystic biotite crystals that are up to 15 centimetres in length (Figure 13B). The stockwork was intersected in drilling at various locations including at Spotty Hill, Fossilik, P-013, P-030, P-032, and P-053. It is interpreted to have occurred late in the geological history of the region.

Figure 13: Characteristics of the Pegmatite Stockwork

A:	Pegmatite stockwork in norite.
B:	Megacrystic biotite within pegmatite stockwork.

6.2.5	Proterozoic and Paleozoic Units

Proterozoic mafic dikes have a width of several tens of metres and are clearly visible from aerial view due to their positive topographic relief (Figure 14A and B). They are locally magnetic and have a strong magnetic susceptibility. The dikes are spatially associated with brittle faults and are dominantly north- and northeast-striking.

A Paleozoic carbonatite intrusion occurs east of the Finnefjeld gneiss and crosscuts all other rock types. Dikes related to the carbonatite intrusion have been locally intersected by drilling.

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Figure 14: Proterozoic Mafic Dikes

A:	Aerial view showing mafic dike.
B:	Section view showing mafic dike.

6.3	Structural Geology

6.3.1	Structural Fabrics

The dominant regional foliation (S1) is defined by the alignment of quartz, feldspars, and mafic minerals and is typically oriented parallel to compositional layering in paragneiss and orthogneiss. The S1 foliation is interpreted to have affected the entire project area. It is typically not associated with a stretching lineation. The norite intrusions register the S1 foliation near their margins only.

A northwest-trending sub-vertical spaced cleavage occurs throughout the project area. This spaced cleavage is not associated with folding and its impact on the geometry of the other structural elements is not considered important.

6.3.2	Folding

North American Nickel has identified three distinct folding events. The earliest generation of folds (F1) affects compositional layering or dike contacts, with strongly-developed axial-planar S1 foliation (Figure 15A and B). F1 folds are not common in outcrop and appear to have little impact on the property-scale map.

Two generations of folds (F2 and F3) fold the S1 foliation and the primary layering. F2 and F3 folds are not associated with an axial-planar foliation. The F2 folds are tight asymmetrical folds (Figure 15C and D) with shallow to moderate plunges. Their axial plane is oriented sub-parallel to the tectonic grain on the aeromagnetic survey and they are interpreted to coincide with the tight folds occurring in discrete magnetic markers. The plunge direction of the F2 folds changes around the Finnefjeld intrusion, from east-trending south of the Finnefjeld, to south-trending east of the Finnefjeld intrusion, mimicking the overall trend of the norite belt.

F3 folds are open folds (Figure 15E and F) with a steep plunge (average fold axis orientation of 84/169; plunge/trend) that does not vary significantly over the project area. At property-scale, F2 fold axes have been rotated about the average F3 fold axis orientation.

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Figure 15: Fold in Outcrops

A:	F1 fold in compositional layering within orthogneiss.
B:	F1 fold in norite-orthogneiss contact.
C:	F2 Z-fold foliated orthogneiss.
D:	F2 S-fold in orthogneiss.
E:	Gentle F3 fold in foliated orthogneiss.
F:	F3 fold in foliated orthogneiss.

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6.3.3	Shearing and Faulting

Several generations of shear zones with various styles, kinematics, and orientations occur in the project area. They contain C-S fabrics and locally show grain size reduction and mylonitic textures.

Core observations suggest that some shear zones developed contemporaneously with S1 foliation (Figure 16). Such D1 shear zones are locally folded by F2 folds.

Figure 16: D1 Shear Zone in Core (Borehole MQ15-076)

The orientation of D2 and D3 shear zones varies from northeast- to northwest-trending. The two generations of shear zones are distinguished by their kinematics: D2 shear zones are primarily dip-slip faults, whereas D3 shear zones are primarily strike-slip faults.

Field evidence for dip-slip movement along D2 shear zone includes steeply-plunging stretching lineations (Figure 17A, Figure 17B), sheath folds with steep axes (Figure 17C), and kinematic indicators observed in core (Figure 17D). D2 shear zones are interpreted to correspond to structures oriented at low angle to F2 axial traces and to the overall tectonic grain on aeromagnetic surveys, such as the Qugssuk-Ulamertoq shear zone documented by Garde (1997) in the southeast part of the project area.

Northeast-trending D3 shear zones locally cut the regional S1 foliation and lithological units (tectonic grain) at a high angle. These shear zones have strike-slip kinematics compatible with the steep plunge of F3 folds. The D3 shear zones postdate the pegmatite stockwork.

D4 north-trending faults developed in conjunction with the intrusion of Proterozoic mafic dikes, and D4 brittle faults are locally superimposed on pre-existing D2 and D3 shear zones. Brittle faults were only observed in core and are not common. In Borehole MQ-15-074 (Mikissoq area), brittle faults occur with gouge-fill or slickensides developed within and parallel to mylonitic shear zones, showing that some shear zones have been reactivated as brittle faults.

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A
Looking North
Stretching lineation (58/142) in mylonitic shear zone (075/68)
2 cm
B
Looking North
Stretching lineation (53/269) defined by block in shear zone (115/65)
10 cm
C
Looking Northeast
N
Sheath fold with steep axis
20 cm
D
Looking Southwest
Sigmoidal quartz fragment indicating SE-block up kinematics
SE
NW
MQ-15-074
16.4m

Figure 17: D2 Shear Zones with Dip-Slip Kinematics

A	and B: Stretching lineation nearly down-dip on shear zone foliation.
C:	Sheath fold with steep axes indicative of dip-slip movement.
D:	Sigmoidal quartz fragment in drill core indicative of dip-slip (southeast block-up) movement.

In most cases, the mineralogy of shear zones is the same as the host rock they affect, although in some instances, shear zones are associated with retrograde metamorphic assemblages.

6.3.4	Geometry of the Norite Belt and Norite Intrusions

Norite intrusions form a belt that wraps around the Finnefjeld intrusion. Field relationships indicate that a large proportion of the norite intrusions were emplaced as lenticular intrusions that now follows the trend of the tectonic grain and stratigraphy. These intrusions have been transposed, folded, and sheared along with their host rocks. At Fossilik, detailed mapping shows a complex fold interference pattern in norite-orthogneiss contact, interpreted to result from interference between F2 and F3 folds (Figure 18).

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Figure 18: Map of the Fossilik Area (Modified After North American Nickel) (Structural measurements are displayed as 3D tablets)

In the northern region, two new norite intrusions have been identified, indicating that the norite belt continues towards beyond the previously known extent. Based on a change in direction of S1 foliation, North American Nickel expects that additional norite bodies may exist in a northwesterly direction from two newly discovered norite occurrences.

In addition, the geometry of the norite belt has been offset by shear zones and faults. For example, in the southern part of the norite belt, a brittle-ductile shear zone mapped in the field and interpreted from aeromagnetic data appears to offset a kilometre-scale trail of norite intrusions with an apparent dextral offset. The apparent dextral offset matches dextral-normal oblique-slip kinematics identified in the field at that location.

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6.4	Mineralization

Nickel-copper sulphide mineralization at Maniitsoq is hosted in noritic to pyroxenitic intrusions of the Greenland Norite Belt. Well-mineralized intrusions are typically surrounded by orthogneiss. The intrusions have undergone multiple phases of folding as well as brittle to ductile faulting (Fedorowich, 2015; Ravenelle, 2015b). In particular, mineralization at targets P-004, P-058, P-059, and Spotty Hill occurs in fold hinges.

The mineralized zones are composed of various proportions of nickel, copper and iron sulphides that occur as disseminations, blebs, patches, net-textured mineralization, and semi-massive to massive breccia veins and stringers (Figure 19). Detailed mineralogical studies (see section 12) of mineralized samples from a number of the nickel occurrences have identified the main sulphide phases as pyrrhotite, pentlandite, pyrite, and chalcopyrite with nickel hosted primarily in pentlandite (Figure 20).

Primary magmatic sulphide mineralization commonly occurs in close proximity to remobilized sulphides; the two types of mineralization exhibit textural continua.

Figure 19: Nickel-bearing Mineralized Zone and Sulphide Textures at Spotty Hill; Borehole MQ-15-075

Note: Core size in all photos is BTW with a diameter of 42 millimetres

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Figure 20: Massive Pyrrhotite, Pentlandite, Pyrite and Chalcopyrite at Imiak Hill; Borehole MQ-14-037

Note: Core size in all photos is BTW with a diameter of 42 millimetres

6.4.1	Magmatic Sulphide Mineralization

Magmatic nickel mineralization consists of disseminated, blebby to globular, patchy, and net-textured sulphide hosted within norite intrusions and pyroxenite (Figure 21). Finely disseminated sulphide is irregularly distributed in many of the intrusions of the Greenland Norite Belt and contains elevated nickel ranging from 0.05 to 0.3 percent nickel. Medium grained, disseminated, blebby to globular, and locally net-textured sulphide also forms discrete mineralized zones grading between 0.3 and 1.3 percent nickel, 0.1 to 0.3 percent copper, up to 0.1 percent cobalt, and 0.05 to 0.35 g/t combined platinum, palladium, and gold (Pt+Pd+Au). Good examples of magmatic sulphide zones occur at Spotty Hill, Pingo, P-013 and P-058.

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Figure 21: Norite-Hosted Disseminated Nickel-Sulphide Mineralization at Fossilik (P-058); Borehole MQ-15-077

Note: Core size in all photos is BTW with a diameter of 42 millimetres

6.4.2	Remobilized Sulphide Mineralization

Remobilized nickel mineralization consists of semi-massive to massive sulphide breccia veins, breccia zones, stringers, and fracture fillings, which are interpreted to have been sourced from the magmatic mineralization. The remobilized sulphides are typically associated with primary magmatic sulphides within the noritic to pyroxenitic intrusions and are locally also in contact with, or in close proximity to, orthogneiss country rocks and mylonite zones (Figure 22).

Figure 22: Sulphide Breccia Veins at Mikissoq; Borehole MQ-13-029

Note: the core length interval presented returned 4.65% Ni, 0.33% Cu and 0.13% Co over 9.99 metres. True width of intersection is estimated to be 6.86 metres.

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The highest nickel values intersected in drilling at Maniitsoq thus far are associated with zones of sulphide breccia, breccia veins, and sulphide stringers (Figure 23) which are well developed at Imiak Hill, Mikissoq, Spotty Hill, and P-053. These zones range in core length from less than one metre to eleven metres and consist of medium to coarse grained pyrrhotite, pentlandite, pyrite, and chalcopyrite. Pyrrhotite is the dominant sulphide mineral phase. Pentlandite is ubiquitous and occurs as individual grains or aggregates of grains, locally forming chains wrapping around pyrrhotite grains. Chalcopyrite content is variable on a sample-to-sample basis and is locally remobilized into chalcopyrite-rich stringers and veins. Pyrite content is variable from one mineralized location to another and where more abundant, lowers the overall nickel tenor (nickel tenor is defined as a nickel grade in in 100 percent sulphides).

Remobilized sulphide zones commonly yield two to four percent nickel, 0.2 to 0.8 percent copper, and 0.05 to 0.15 percent cobalt. Precious metal content is variable from zone to zone and ranges from less than 0.1 g/t Pt+Pd+Au at Imiak Hill to 1.0 g/t Pt+Pd+Au at Spotty Hill. Individual veins and stringers within these zones have multiple orientations and range from centimetre- to metre-scale in core length. Individual semi-massive to massive sulphide samples typically yield between 2.5 to 7.5 percent nickel, 0.08 to 2.5 percent copper, 0.09 to 0.25 percent cobalt and from less than 0.1 to 1.3 g/t Pt+Pd+Au.

Nickel-copper sulphide mineralization composed of a combination of both primary magmatic and remobilized sulphides has been intersected at multiple boreholes at a number of locations throughout the Maniitsoq property. These locations include Imiak Hill, Mikissoq, Spotty Hill, P-004, P-058, P-059, P-013, P-030, P-032 and P-053 which are summarized in the proceeding sections.

Figure 23: Zone of Breccia Veins and Stringers (Uphole) and Massive Sulphide Breccia (Down-hole) at P-053; Borehole MQ-15-082

Note: the core interval presented averaged 1.98% Ni, 0.62% Cu and 0.19 g/t Pt+Pd+Au over a core length interval of 23.7 metres (93.0 -116.7 metres), including an interval of 12.2 metres (104.5 – 116.7 metres) grading on average 2.78% Ni, 0.36% Cu and 0.26 g/t Pt+Pd+Au. There is insufficient information to determine if the reported core interval represents true width.

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6.4.3	Imiak Hill Complex

The Imiak Hill Complex comprises three separate mineralized norite intrusions, all located within 1 to 1.5 kilometres of each other in the central portion of the Maniitsoq property (Figure 24). These mineralized occurrences include Imiak Hill, Spotty Hill, and Mikissoq. The term “Imiak Hill Complex” was given to the overall target area by North American Nickel in 2013 and has been used in various new releases publically disclosed by the company. Historic drilling was carried out by KØ at each of the three Imiak Hill Complex sites and resulted in significant mineralized intersections at Imiak Hill and Spotty Hill. Drilling carried out by North American Nickel has resulted in the expansion of the Imiak Hill and Spotty Hill zones and the intersection of significant mineralization at Mikissoq. Historic names of individual targets were retained by North American Nickel.

Imiak Hill

The Imiak Hill intrusion is hosted in orthogneiss and has been subjected to both ductile shearing and polyphase folding. A northeast striking mylonite zone bounds the north side of the intrusion, and several other mylonite zones crosscut the intrusion including one that is interpreted to have truncated the mineralization at depth (Fedorowich, 2015).

Two tabular sulphide lenses, Zones 10 and Zone 30, have been defined at Imiak Hill (Figure 24). The lenses strike north and dip subvertically; the long axes of the lenses plunge approximately 65 degrees to the south (azimuth 170 degrees). On surface the lenses are marked by a surface gossan approximately 80 by 100 metres in size. The mineralization has been defined over a plunge extent of 235 metres and a dip extent of 75 metres. Thus far North American Nickel has not specifically targeted Zone 10 by core drilling.

Mineralization is hosted in norite and leuconorite and typically consists of a network of remobilized semi-massive to massive sulphide veins and breccia veins collectively ranging from approximately 0.5 to 10.5 metres in width. Mineralization in both zones increased in grade with depth, and sulphides consist of medium to coarse grained pyrrhotite, pentlandite, pyrite, and chalcopyrite. Semi-massive to massive sulphide samples typically grade 3 to 7 percent nickel and less than 0.1 g/t Pt+Pd+Au. Copper values are highly variable ranging from less than 0.1 to 6.3 percent; this broad range suggests that secondary re-distribution of copper has occurred.

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Ni-Cu OCCURRENCES
Mineralized target discussed in this report
Other Ni-Cu sulphide occurrence
P-149
P-146
Greenland Norite Belt
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Sandre Isortoq
Fossilik
(P-004, 058 and 059)
P-013
P-053
P-030
P-032
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
Iganânguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS DISCUSSED IN THIS REPORT
WGS84 UTM Z22N
04-Mar-2016

Figure 24: Location of Mineralized Target Areas

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Zone 10 mineralization intersected at shallow depths in boreholes MQ-12-002 and MQ-13-023 consists of heavily disseminated, blebby, patchy, and locally net-textured magmatic sulphide, and it represents a likely source of the remobilized vein mineralization intersected at depth. Irregularly distributed, coarse blebby to patchy sulphides were intersected in the hanging wall above Zone 30 in several boreholes (MQ-13-024 and 28; MQ-14-072). This mineralization may prove to be a good marker horizon but sulphides are sporadically distributed and contain low nickel values of approximately 0.1 percent.

Drilling in 2014 tested the down plunge extension of the mineralization and intersected a mylonite zone, which is interpreted to have truncated the mineralization at a depth of approximately 210 metres below surface.

Spotty Hill

The Spotty Hill intrusion is located 1.5 kilometres east of Imiak Hill (Figure 24) and is hosted in orthogneisses. The nickel-copper sulphide mineralization comprises a zone of disseminated to blebby magmatic sulphides with internal intersections of semi-massive to massive stringer and vein sulphides. The up-plunge and up-dip extents of the zone are represented by irregularly distributed surface gossans.

The mineralized zone is interpreted to be folded, with fold limbs striking northwest and dipping steeply to the southwest. The fold axis plunges moderately to the southeast. The fold closure is interpreted to outcrop to the northwest in the vicinity of borehole MQ-12-005. The zone typically varies between one and 15 metres in width and has been delineated by drilling over a plunge extent of up to 250 metres. The dip extent of the zone is interpreted to range from 30 to 120 metres but is not fully defined by the current amount of boreholes.

Mineralization is hosted in pyroxenite and norite and typically consists of medium to coarse grained disseminated and blebby magmatic sulphides, locally with internal zones of semi-massive and massive patchy, stringer, and vein mineralization. Sulphide stringers, veins, and fracture fillings are interpreted to be remobilized over short distances from primary magmatic sulphides.

Disseminated to blebby mineralization commonly yields between 0.1 and 1.0 percent nickel, while semi-massive and massive sulphides yield from 2 to 8 percent nickel. The Spotty Hill mineralization is characterized by elevated platinum and palladium; typical assays returned values between 0.1 and 1.0 g/t Pt+Pd+Au. Grades typically increase with increasing nickel grades. Copper values are commonly between 0.1 and 0.5 percent but can be erratically distributed with some mineralized samples containing less than 0.1 percent copper and others up to 2 percent copper.

Mikissoq

The small Mikissoq intrusion is located 1.2 kilometres northwest of Spotty Hill (Figure 24) and one kilometre northeast of Imiak Hill. The intrusion is hosted in orthogneisses; an approximately 50 metre wide zone of northeast striking paragneiss and mafic gneiss lies immediately to the southeast of the intrusion.

Drilling to date has resulted in the intersection of several mineralized intervals which are interpreted to define at least two sub-vertical tabular sulphide lenses. These lenses strike northeast over a distance of 25 to 30 metres; the mineralization has been intersected to a maximum depth of 95 metres below surface. Based on borehole electromagnetic data, the mineralization is open down dip. In addition, the strike extent to the northeast has not been tested fully.

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Mineralization at Mikkisoq is hosted in norite and has certain similarities to the Spotty Hill mineralization: disseminated to blebby sulphides with intervals of locally remobilized vein, stringer and breccia vein sulphides as well as sulphide fracture fillings. The fracture fillings and breccia textures consisting of sulphides wrapping around clasts of in-situ norite suggest the magmatic mineralization has undergone a component of brittle deformation as well localized remobilization. A mylonite zone occurs adjacent to, or in close proximity to, the down-hole contact of the deepest mineralized zones intersected in each borehole.

Assay values vary widely depending on the amount of remobilized sulphides present in a given sample. Semi-massive to massive sulphide samples from borehole MQ-13-029 returned values of approximately 4.5 to 7.5 percent nickel, 0.15 to 0.65 percent copper and up to 0.3 g/t Pt+Pd+Au. Disseminated sulphide mineralization with localized sulphide veins and stringers in borehole MQ-13-027 returned an average value of 0.7 percent nickel and 0.3 percent copper.

6.4.4	Fossilik

The Fossilik norite body is an elongated and deformed intrusion located 8 kilometres to the southwest of the Imiak Hill Complex; it is approximately 3 to 5 square kilometres in size (Figure 24). Three areas of nickel-copper sulphide mineralization occur at or near the southwestern end of the intrusion, including P-058 (historically known as Fossilik II) as well as P-004 and P-059, both of which were discovered by North American Nickel. In this area, folded norite intrusions are in contact with orthogneiss country rocks, narrow mylonite zones have been observed cutting both rock types. At P-004 and P-058, the mineralization is interpreted to occur in fold noses.

Detailed mapping and 3D modelling carried out in 2015 indicate that each of the three nickel occurrences are hosted in separate, folded norite bodies. Target P-004 occurs at the tightly folded southwestern end of the large Fossilik intrusion, while targets P-058 and P-059 are hosted within separate norite bodies. It is not known whether the latter two norite intrusions are dismembered portions of the Fossilik intrusion or independent and largely unrelated intrusive bodies.

P-058

Mineralization at P-058 comprises both high grade remobilized massive sulphide veins as well as disseminated magmatic sulphide mineralization. Data are insufficient to outline a discrete zone but in general the high grade veins define a shoot which strikes southwest, dips to the northwest and plunges to the west. Sulphides have been intersected in boreholes over a strike length of 75 metres and a plunge extent of 155 metres.

Remobilized massive sulphide veins range from centimetres to decimeters in width and typically return high nickel and/or copper grades of up to 6.2 percent nickel and 7.7 percent copper. In borehole MQ-14-054, multiple narrow veins occur over a core length of 5.6 metres that average 1.72 percent nickel and 0.26 percent copper. The sulphide veins are associated with narrow intervals of norite, which are in contact with country rock gneisses. Both rock types are structurally disrupted and display evidence of shearing and mylonitization. In borehole MQ-15-077, a zone of norite-hosted disseminated magmatic sulphides averaging 0.55 percent nickel and 0.27 percent copper was intersected over a core length of 21.5 metres.

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P-059

The P-059 area is located approximately 250 metres northwest of P-058. Mineralization intersected in one (MQ-15-078) of three core boreholes drilled in this area consist of heavily disseminated sulphide as well as sulphide veins and stringers which yielded 1.16 percent nickel, 1.00 percent copper and 0.27 g/t Pt+Pd+Au over a core length of 12.15 metres (Figure 25). There is insufficient information to indicate if the reported core length intervals represent true widths. The extent and orientation of the zone are unknown as it has only been intersected in one borehole.

Figure 25: Breccia Veins, Stringers, and Disseminated Nickel-Sulphide Mineralization at Fossilik (P-059), Borehole MQ-15-078

P-004

The P-004 nickel-copper sulphide occurrence, located 550 metres to the northeast of P-058 (Figure 24), was discovered by North American Nickel in 2013 while drilling an electromagnetic anomaly identified from the 2012 versatile time domain electromagnetic survey data. Mineralization,

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intersected in two boreholes, consist of disseminated sulphide and locally patchy, sulphide stringer and vein. The best intersection was obtained in borehole MQ-13-018 and yielded 0.59 percent nickel, 0.18 percent copper and 0.21 g/t Pt+Pd+Au over a core length of 32.19 metres, including 1.06 percent nickel, 0.23 percent copper and 0.33 g/t Pt+Pd+Au over 4.53 metres. There is insufficient information to indicate if the reported core length intervals represent true widths.

The norite intrusion is complexly folded in the area of P-004. Based on surface mapping and borehole electromagnetic data, the mineralization intersected in borehole MQ-13-018 is interpreted to correlate with a surface gossan occurring in a steeply northwesterly plunging fold nose.

6.4.5	P-013

The P-013 area lies nine kilometres south of the Fossilik area in the central portion of the Greenland Norite Belt (Figure 24). Three electromagnetic targets, P-013 Centre, NW and SE, were identified from the 2012 and 2013 versatile time domain electromagnetic surveys. A new nickel-copper sulphide occurrence was discovered by North American Nickel while testing the P-013 Centre target. The mineralization does not outcrop and is covered by a boulder field; however, follow-up work did identify gossanous norite subcrop in the general vicinity.

Various intervals of mineralization have been intersected in boreholes but correlation from borehole to borehole is complicated by the paucity of drilling and geological data. One zone of mineralization, intersected in four boreholes, is interpreted to strike northeast over a distance of 30 to 35 metres and dip steeply to the northwest over a dip extent of 100 metres. One or more parallel zones of mineralization may exist as indicated by drilling and borehole electromagnetic data.

The P-013 norite intrusion is hosted in orthogneisses. The mineralization consists of variable amounts of disseminated, blebby, patchy, net-textured, and semi-massive magmatic sulphides, which locally have been deformed and remobilized into stringers, veins, and fracture fillings. In-situ breccia textures are developed locally where semi-massive sulphides have been deformed and sulphides have been observed to wrap around “clasts” of norite. P-013 mineralization is also characterized by very coarse sulphide blebs or globules up to three centimetres in diameter (Figure 26). Similar coarse sulphide globules have also been observed at P-030 and P-032.

Figure 26: Centimetre Scale Sulphide Globules in Norite at P-013; Borehole MQ-14-068

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The nickel and copper content of the sulphide mineralization varies from sample to sample but wider intersections typically average between 0.5 and 1.5 percent nickel as well as 0.1 and 0.5 percent copper. The nickel-copper mineralization is anomalous in precious metals, usually varying between 0.10 and 0.20 g/t Pt+Pd+Au, up to 0.77 g/t, locally.

6.4.6	P-030 and P-032

The P-030 and P-032 target areas lie approximately 20 kilometres south of P-013 (Figure 24) and 10 kilometres north of the Seqi port in the southeastern portion of the Greenland Norite Belt. In this area, several airborne geophysical anomalies coincide with a two kilometre long northeasterly striking norite intrusion hosted in ortho- and paragneisses. Intermittent nickel sulphide mineralization has been traced in surface gossans and in both historic and North American Nickel boreholes over a distance of 1.5 kilometres from P-030 in the southeast, through the P-061 target to P-032 in the northeast. Locally, the mineralized norite and mineralized norite is disrupted by a network of pegmatite dikes (Figure 27).

Figure 27: Gossanous Mineralized Norite Crosscut by Network of Pegmatite Dikes

(Outcrop located approximately 230 metres WSW of P-032)

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P-030 is the site of KØ’s historic Nunanguit nickel occurrence. It is located 1.3 kilometres northeast of the P-030 boreholes (Figure 24) and was discovered by North American Nickel in 2013 while testing an airborne electromagnetic anomaly identified by the 2012 survey. Nickel-copper sulphide mineralization has been intersected by North American Nickel in two boreholes at each location. The style of the mineralization is similar to that of P-013, consisting of coarse blebs and patches of sulphides, which locally are remobilized into veins, breccia veins, and fracture fillings. Sulphide intersections typically average between 0.3 and 0.6 percent nickel as well as 0.1 and 0.2 percent copper over core lengths ranging from 9 to 20 metres. There is insufficient information to indicate if the reported core length intervals represent true widths.

6.4.7	P-053

The P-053 nickel occurrence (Figure 24) was discovered by North American Nickel through a combination of airborne geophysics, ground follow-up, and drilling. A strong electromagnetic anomaly was identified by the 2012 airborne survey; follow-up field work in 2013 discovered mineralized, gossanous norite in the immediate vicinity. A grab sample from the gossan yielded 0.33 percent nickel and 0.13 percent copper. Drilling in 2014 intersected narrow intervals of mineralized norite and identified three strong borehole off-hole electromagnetic anomalies, subsequently tested by drilling in 2015.

Drilling, detailed mapping, and 3D modelling have defined two approximately east striking norite intrusions bounded by orthogneiss and crosscut to the west by a northerly striking norite dike. The northernmost norite intrusion is interpreted to dip steeply to the south-southwest; it hosts a surface gossan which can be traced intermittently in a series of outcrops over a strike length of 135 metres. Mineralization intersected in boreholes consists of variable amounts of disseminated, blebby, and patchy sulphides, as well as remobilized sulphide stringers and semi-massive to massive sulphide breccia veins.

Four boreholes intersected net-textured to stringer mineralization as well as veins and breccia vein sulphides, which graded approximately 1 to 2 percent nickel, 0.3 to 1.7 percent copper and 0.1 to 0.35 g/t Pt+Pd+Au over core lengths ranging from 0.3 to 23.7 metres. The widest zone of semi-massive to massive sulphide mineralization was obtained in borehole MQ-15-082 where individual samples yielded between 2 and 4 percent nickel, 0.2 to 0.6 percent copper, and 0.1 to 0.40 g/t Pt+Pd+Au. The mineralization was intersected over a strike length of 55 metres and a dip extent of 80 metres and is interpreted to comprise a zone or shoot of magmatic to remobilized sulphides mineralization dipping steeply to the south-southwest. There is insufficient information to indicate if the reported core length intervals represent true widths

6.4.8	P-149 and P-146

The P-149 and P-146 areas are located in the northern portion of the Maniitsoq property (Figure 24). The historic Pingo nickel occurrence coincides with North American Nickel’s P-149 target and is hosted within a narrow northeasterly striking norite intrusion defined over a strike length of approximately 2.8 kilometres by KØ. The P-146 target lies 200 metres along strike to the southwest and is likely part of the same norite horizon. The Pingo intrusion hosts a number of surface gossans and is intermittently mineralized along its length as indicated by surface sampling as well as drilling at P-149 and P-146. Mineralization consists primarily of disseminated sulphides typically grading 0.1 to 0.7 percent nickel. A 0.5 metre-long intersection of net-textured and stringer sulphides occurred in a borehole at P-149.

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The disseminated sulphide mineralization does not respond well to electromagnetic surveying, and at this time too few boreholes have been completed to determine the extents of the mineralization at either P-149 or P-146.

Surface sampling, using a plugger drill, was carried out at wide intervals along the Pingo intrusion in 2015; individual samples yielded elevated nickel and copper values of up to 0.78 percent and 0.46 percent, respectively. This sampling and the results of drilling at P-149 and P-146 indicate the potential for larger zones of near surface disseminated sulphide mineralization within the Pingo intrusion. This target type could be evaluated by additional plugger sampling and a surface induced polarization survey.

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7	Deposit Types

The norite and pyroxenite-hosted sulphide mineralization on the Maniitsoq property is considered to be typical of magmatic nickel-copper sulphide deposits where the sulphides have undergone structural modification.

Magmatic nickel deposits occur in mafic and ultramafic intrusions formed from mantle-derived magmas, which have accessed the crust, commonly along deep structures (Figure 28). Sulphides can segregate from the silicate magma and form droplets by several processes including the introduction of sulphur from an external source (for example assimilation of sulphur-rich country rocks), changes in the composition or physical state of the magma, which lower sulphide solubility, or a reduction in magma volume (Begg et al., 2010). The sulphide droplets scavenge metals such as nickel, copper, and platinum group elements (PGEs) from the silicate magma and can be progressively enriched by exposure to large volumes of magma. The sulphides are transported by the magma until they are deposited due to changes in flow dynamics, collecting at the base of intrusions or where changes in the geometry of the contacts with country rocks occur. Host intrusions may be sill-like or crosscutting, the latter including funnel-shaped intrusions, chonoliths, and dikes. Regional scale structures are interpreted to be important in controlling the morphology and concentration of magma along conduit systems (Lightfoot, 2007).

The magmatic segregation and accumulation of sulphide in an intrusion or conduit is influenced by a number of factors including the fractionation history of the magma, the availability of an external sulphur source, the open versus closed nature and longevity of the magmatic system, flow dynamics, and structures. A range of sulphide textures may be preserved within a host intrusion including massive, semi-massive to net-textured, blebby, and disseminated sulphides. In many intrusions, massive and semi-massive sulphides may be concentrated at or near the base or external contacts of the intrusions and transition upwards or outwards to net-textured and disseminated sulphides. However, in some cases, the distribution of sulphide types may be more complex, particularly where secondary structural modification has occurred. The degree to which nickel, copper, and PGEs are concentrated into the sulphides will determine the ultimate grade and metal tenor of a resultant sulphide zone. The most common magmatic sulphide minerals are pyrrhotite, pentlandite, chalcopyrite, and pyrite, with pentlandite and pyrrhotite being the nickel-bearing phases.

Nickel sulphide bodies commonly occur in clusters collectively comprising nickel “camps” or districts. Each deposit may consist of a series of individual sulphide lenses. Various classification schemes exist for the categorization of nickel-copper sulphide deposits hosted in mafic to ultramafic rocks. They are based on several key parameters including tectonic setting, age, chemistry, and whether magma emplacement was intrusive versus extrusive. Proterozoic rocks associated with rifted continental margin settings host some of the world’s most important nickel deposits and nickel districts including Thompson, Raglan, Pechenga, Jinchuan, Kabanga, and the recent Nova-Bollinger discovery in Australia.

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Figure 28: Schematic Geological Settings of Nickel Sulphide Deposits

(Figure A from Begg et al, 2010; Figures B and C from Barnes and Lightfoot, 2005)

A.	Intrusion of magma into marginal basin (e.g. Thompson).
B.	Magma feeding flood basalts (Norilsk).
C.	Intrusion of magma long a suture zone (Voisey’s Bay).

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The key characteristics of the nickel-bearing Greenland Norite Belt intrusions are summarized in Table 5. The Maniitsoq mineralized intrusions have several important attributes, which are similar to well-known magmatic nickel sulphides deposits.

Table 5: Summary of Geological Attributes of Nickel-bearing Intrusions, Maniitsoq Project

Geological Attribute	Maniitsoq
Tectonic setting	Deep level in Archean craton consisting of granitic-granodioritic orthogneisses, amphibolites, and metasedimentary rocks.

Evidence of large magmatic event	70 km long linear J-shaped belt of mafic-ultramafic intrusions (Greenland Norite Belt).

Composition of intrusions	Mafic to ultramafic comprising leuconorites, norites, and pyroxenites in addition to minor peridotites. Commonly orthopyroxene-bearing.

Range in MgO contents	Typically 6 – 25 wt%

Sulphides	Magmatic and remobilized; disseminated, blebby, net-textured, semi-massive and massive stringers, veins and breccia veins; Main sulphide phases are pyrrhotite, pentlandite, chalcopyrite and pyrite.

Nickel tenors (in 100% sulphides)	Average:	7.8 (2 - 10% sulphur) 7.1 (>10% sulphur)

Ni:Cu ratios (in disseminated sulphides)	Average:	4.0 (< 10% sulphur) 14.0 (>10% sulphur)

Ni:Co ratios (in disseminated sulphides)	Average:	30.0 (< 10% sulphur) 32.3 (>10% sulphur)

Age	Archean: ~ 3.0 Ga
(Based on U-Pb ages for zircons from 4 intrusions)

The Greenland Norite Belt intrusions are distributed over a 70-kilometre strike extent and are considered to be evidence of a large magmatic event. The linear geometry of the belt supports the theory that intrusion of magma occurred along a major structure or structural zone. The intrusions range in composition from mafic to ultramafic and are typically hosted in, or surrounded by, granitic to granodioritic gneisses. Nickel tenors are similar to those of the Thompson deposit in the Thompson Nickel Belt (Naldrett, 2004). Kokfelt et al. (2013) noted that the Greenland Norite Belt intrusions can be considered geochemically “primitive” exhibiting mantle-like magnesium numbers and high nickel contents but are also enriched in light rare earth elements.

Recent mapping in 2015 by SRK and North American Nickel personnel identified metasedimentary rocks throughout the Maniitsoq property providing potential evidence of the existence of an early sedimentary basin. Contact relationships indicate that the metasedimentary rocks are older than both the mafic to ultramafic intrusions and the voluminous orthogneisses. Figure 29 is a schematic representation of the geological setting at Maniitsoq including the formation of an initial sedimentary basin, intrusion of mafic and ultramafic magmas, intrusion of granitic melts, and subsequent deformation and metamorphism. In this model, sulphur-bearing sedimentary rocks represent a potential sulphur source for interaction with the Greenland Norite Belt intrusions.

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Figure 29: Conceptual Tectonic Evolution of the Greenland Norite Belt (Ravenelle, 2015b)

At Maniitsoq, the mafic to ultramafic intrusions have undergone polyphase deformation and high grade (granulite facies) metamorphism similar to the nickel deposits of the Thompson Nickel Belt. The pod-like distribution of the Greenland Norite Belt intrusions is interpreted to be due, at least in part, to structural dismemberment of larger intrusions which is also seen in Thompson. The Maniitsoq sulphides exhibit textures indicative of disruption and remobilization, including the formation of sulphide stringers, veins, breccia veins, and fracture fillings. Recent detailed mapping, 3D modelling, and interpretation of drilling data have identified folding of the mineralized norite intrusions at Imiak Hill, Spotty Hill, and Fossilik, although the effect of the folding on mineralization

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is, as yet, not well defined. The nickel deposits of the Thompson Nickel Belt formed in ultramafic intrusions, which are thought to have interacted with sulphide-rich sedimentary rocks in a rifted sedimentary basin and then underwent high grade metamorphism and polyphase deformation. The intrusions are boudinaged, and the massive sulphides have been remobilized and concentrated into positions adjacent to, and in some cases away from, the host intrusions as well as into fold noses (Figure 30).

Maniitsoq differs from most other well-known nickel sulphide deposits in terms of age. The Maniitsoq mafic to ultramafic intrusions, which host nickel mineralization, are interpreted to be approximately 3.0 Ga in age, based on age dating of zircons from four separate intrusions carried out by the University of Alberta on behalf of North American Nickel on 2014 (Heaman, 2014). These ages would make the Maniitsoq nickel occurrences some of the oldest documented district scale nickel occurrences in the world.

Figure 30: Schema of Mineralization Styles in the Thompson Nickel Belt

Massive sulphide mineralization can be located adjacent to ultramafic boudins and also concentrated in fold noses or modified by late stage shearing. (Collins et al., 2009; Modified after Bleeker, 1990)

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8	Exploration

8.1	Introduction

From July 2011 to September 2015, North American Nickel carried out extensive exploration and drilling programs on the Maniitsoq property to search for nickel-copper sulphide deposits. Cumulative exploration expenditures totaled C$25.9 million at December 31, 2015. The exploration program was designed to follow-up on known nickel-copper mineralization and to explore for new nickel-copper sulphide zones throughout the regionally extensive land holdings. Field work was typically carried out between the months of June and September.

The exploration strategy employed by North American Nickel in the search for nickel-copper mineralization has involved the following steps:

•	Compilation of historical exploration work and the identification and ranking of exploration targets. (Note that North American Nickel exploration targets are typically prefixed by “P” for VTEM targets and “G” for geology targets; targets are numbered sequentially).

•	Application of modern geophysical and geological techniques to expand known zones and nickel sulphide mineralization and to identify new exploration targets within the licence area.

•	Target selection and ranking of airborne electromagnetic anomalies with follow-up field work.

•	Prioritization of electromagnetic targets based on geophysical criteria and results of field investigations.

•	Modelling of selected airborne electromagnetic anomalies.

•	Investigation by core drilling of prioritized electromagnetic targets.

•	Downhole electromagnetic surveys.

•	Ground electromagnetic surveys over selected targets followed by modelling and ranking of anomalies.

•	Follow-up drilling guided by 3D modelling of geophysical and geological data.

Initial exploration by North American Nickel was based on the premise that previous explorers had been successful in finding small, high-grade showings at surface, but that systematic and deeper exploration had been limited by the quality of airborne geophysical data that were acquired using fixed wing aircraft and by the lack of borehole electromagnetic data to aid in subsurface targeting. As a result, North American Nickel began the acquisition of helicopter-borne time domain electromagnetic data and the implementation of downhole electromagnetic surveys in the majority of boreholes drilled. Helicopter-borne geophysical surveys were thought to be more effective in draping the rugged topography of the project area and thus have a significantly better chance at detecting conductors than techniques used in the past. Two types of helicopter-borne geophysical surveys were completed by North American Nickel: SkyTEM in 2011 and the Versatile Time Domain Electromagnetic system (VTEM) in 2012, 2013, and 2015.

During the period July 2011 to September 2015, exploration comprised helicopter electromagnetic and magnetic surveys, follow-up ground reconnaissance, drilling, downhole geophysics, ground electromagnetic and gravity surveys, as well as prospecting, sampling, and mapping. Technical studies included petrographic studies of representative lithology samples, mineralogy studies of mineralized core samples, geochronology of norite intrusions, and structural geology studies.

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A summary of North American Nickel’s exploration by work type for each field season is summarized in Table 6. The location of geophysical surveys, drilling and sampling are shown in Figure 31, Figure 32, and Figure 33, respectively.

Table 6: Summary of Exploration Work Completed by North American Nickel

Exploration Work	2011	2012	2013	2014	2015	Total
Core drilling	—	1,550.79m 9 boreholes	4,265.82m 25 boreholes	8,773.00m 39 boreholes + 1 extension	5,655.35m 30 boreholes	20,244.96m 103 boreholes + 1 extension

Assay samples	—	530	1,387	2,687	1,607	6,211

Whole rock samples (core)	—	44	—	156	113	313

Whole rock samples (surface)	17	16	53	9	117	212

Grab samples	37	36	100	31	213	417

Channel samples	—	—	142 in 18 channels over 4 areas	—	—	142 in 18 channels over 4 areas

Airborne geophysics	2,217.1 line km in 2 blocks	3,612.4 line km in 10 blocks	971.5 line km in 9 blocks	—	6,696.4 line km in 12 blocks	13,497.4 line km

Surface geophysics	—	—	14.0 line km 3 areas, 4 loops	86.9 line km 2 areas, 6 loops	61.7 line km 10 areas, 10 loops	162.6 line km 11 areas, 20 loops

Gravity	—	—	—	936 stations in 2 areas	490 stations in 1 area	1,426 stations in 3 areas

Borehole EM	—	8 boreholes	23 boreholes	37 boreholes	27 boreholes	95 boreholes

Remote sensing satellite data acquired	Kompsat-2; Landsat-7	—	Ikonos, GeoEye, WV-1, WV- 2	—	Spot 6; WV-3	—

Geological field checks	53 sites incl. 35 GeoTEM targets	36 sites incl. 36 VTEM targets	91 sites incl. 87 VTEM targets & 4 geological targets	17 sites incl. 12 VTEM targets & 5 geology targets	132 sites incl.128 VTEM targets, 3 geology targets & 1 remote sensing target	208 VTEM targets, 10 geology targets and 1 remote sensing target

Geological mapping	—	—	—	Imiak Fossilik	Fossilik P-012 P-053, P-030/P-032	—

Technical studies	Review of 1995 GeoTEM	—	Petrography & mineralogy studies	Petrography & mineralogy studies; age dating; structural mapping at Imiak Hill Complex and large scale desktop structural geology study	Petrography & mineralogy studies; Structural geology mapping	—

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Geophysical Coverage
SkyTEM
- 2,217.1 line-km (2011)
VTEM Plus
- 11,280.3 line-km (2012, 2013 & 2015)
Fixed loop Crone Pulse EM
- 162.6 line-km (2013 - 2015)
Gravity - 1,426 stations (2014 & 2015)
Note
This Ni-Cu occurrence symbol completely covers a small surface fixed loop Crone Pulse EM survey area
Davis Strait
N
0 5 10 15
Kilometers
Legend
Ni - Cu occurrence
Noritic intrusion
Ultramafic intrusion
Maniitsoq project area
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
GEOPHYSICAL SURVEYS COMPLETED BY NORTH AMERICAN NICKEL INC.

Figure 31: Distribution of Geophysical Surveys completed by North American Nickel

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CORE DRILLING
North American Nickel Inc. borehole collar
P-157
2 holes: 196 m
P-289
1 hole: 131 m
P-290
1 hole: 104 m
P-161
1 hole: 149 m
P-146
1 hole: 131 m
P-149 (Pingo)
2 holes: 343 m
P-136 (Camp Area 10)
1 hole: 146 m
P-081
2 holes: 253 m
Imiak Hill Complex
36 holes: 8,986 m
P-042
1 hole: 137 m
G-013
1 hole: 179 m
Søndre Isortoq
P-049 (Quagssuk)
2 holes: 214 m
P-059
3 holes: 556 m
P-057
1 hole: 77 m
P-012
1 hole: 245 m
P-048
1 hole: 203 m
P-022
3 holes: 407 m
P-004
3 holes: 687 m
P-058 (Fossilik II)
8 holes: 1,108 m
P-053
9 holes: 1,845 m
P-013
9 holes: 2,086 m
P-032
3 holes: 599 m
P-063
1 hole: 200 m
P-061
1 hole: 173 m
Davis Strait
P-314
1 hole: 95 m
P-030
3 holes: 448 m
P-051
2 holes: 163 m
P-319
1 hole: 125 m
N
0 5 10 15
Kilometers
P-038
1 hole: 158 m
P-097
1 hole: 101 m
Legend
Ni - Cu occurrence
Noritic intrusion
Ultramafic intrusion
Maniitsoq project area
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
TARGETS DRILLED BY NORTH AMERICAN NICKEL INC.
WGS84 UTM Z22N
24-Nov-2015

Figure 32: Location of Boreholes Drilled by North American Nickel

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Surface Rock Samples
Assay / geochemical grab samples (397)
Whole rock samples (212)
Channel sample areas (142 samples in 18 channels over 4 areas)
Søndre Isortoq
Davis Strait
N
0 5 10 15
Kilometers
Legend
Ni - Cu occurrence
Noritic intrusion
Ultramafic intrusion
Maniitsoq project area
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
SURFACE ROCK SAMPLES COLLECTED BY NORTH AMERICAN NICKEL INC.
WGS84 UTM Z22N
24-Nov-2015

Figure 33: Location of Samples Collected by North American Nickel

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In 2011, the SkyTEM survey confirmed that modern airborne electromagnetic techniques are capable in detecting new anomalies. As a result, VTEM surveys were completed in 2012, 2013, and 2015 in order to cover the Greenland Norite Belt and other selected target areas. Drilling programs were carried out in each year from 2012 to 2015, inclusive, in order to test newly identified targets and to follow-up on earlier nickel-copper sulphide occurrences.

Prior to 2015, nearly half of all boreholes and 57 percent of the total drill metres were completed at the Imiak Hill Complex. In 2015, exploration focused on areas outside of the Imiak Hill Complex and a large amount of new regional exploration data was collected including a 6,696 line kilometres VTEM survey over the remainder of the Greenland Norite belt, not previously covered (as outlined on the Maniitsoq property) and the acquisition of high resolution Worldview-3 satellite data over the entire property. Drilling in 2015 focused on targets outside the Imiak Hill Complex and testing new regional targets.

North American Nickel’s exploration efforts to date have resulted in:

•	Identification of numerous new airborne electromangetic anomalies

•	Discovery of mineralized norite with anomalous nickel values

•	Expansion of previously known mineralization at Imiak Hill, Mikissoq, Spotty Hill, Fossilik II (P-058) and Nunanguit (P-030)

•	Discovery of six nickel-copper±PGM occurrences including P-004, P-013, P-032, P-053, P-059 and P-146 (Figure 32)

In addition, the exploration work completed to date has resulted in an improved understanding of the nature of sulphide mineralization and their geophysical signatures. It is now understood that secondary structural processes have affected the magmatic sulphide mineralization resulting in the formation of stringers, veins, fracture fillings, and sulphide breccia veins. Locally, sulphide zones have also been disrupted by late pegmatite intrusions. The sulphide zones are commonly correlated with multiple small electromagnetic plates instead of single large plates. This is interpreted to result from remobilization and redistribution of magmatic sulphides during deformation which can affect the electrical connectivity of the sulphides

8.2	Geophysical Data and Surveys

In 2011, North American Nickel purchased a 1995 GeoTEM geophysical data set from the Geological Survey of Denmark and Greenland and commissioned an independent consultant to analyze the data and identify anomalies that could indicate mineralization. A total of 52 electromagnetic anomalies were identified of which 35 were investigated by North American Nickel personnel.

Following the initial data interpretation of the older geophysical data, North American Nickel in 2011 commissioned SkyTem Surveys ApS of Beder, Denmark to carry out a helicopter-borne time domain electromagnetic survey over the property. The survey consisted of 2,217.1 line kilometres over two areas in the northern part of the tenement, covering a combined survey area of 272 square kilometres. Lines were flown on a 200-metre line spacing with 100-metre line spacing in areas of known significant anomalies. Detailed specifications for geophysical surveys are described in Appendix A. The purpose of the work was to determine if a modern helicopter TEM system could detect prospective electromagnetic anomalies not previously seen by the 1995 GeoTEM survey. Three dimensional modelling of the electromagnetic anomalies was completed by Condor Consulting of Lakewood, Colorado, who identified 86 anomalies, significantly more than previous geophysical systems. Seventeen targets were identified in Block 1, flown over the Imiak Hill,

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Fossilik II and Quagssuk showings, and eight targets were identified in Block 2, flown over the Pingo norite intrusion.

In 2012, North American Nickel commissioned Geotech Ltd. (Geotech) of Aurora, Ontario to perform helicopter-borne VTEM surveys over portions of the Greenland Norite Belt not covered by the 2011 SkyTEM survey, as well as survey selected target areas identified from the SkyTEM survey. The surveys comprised 3,612.4 line kilometres in ten individual survey blocks including two large areas not covered by the 2011 SkyTEM survey and eight blocks with known geophysical anomalies. Line spacing was typically 200 metres with 100 metre line spacing and orthogonal lines over known significant conductors. The survey results were interpreted by Condor Consulting (Condor) of Lakewood, Colorado. A total of 559 anomalies were identified, from which North American Nickel personnel selected 102 exploration targets. Known nickel sulphide occurrences produce medium to strong electromagnetic responses and were rated as high priority target zones. Thirty-three selected targets were modelled. The modelling results of the VTEM anomaly at Imiak Hill indicated that historic drilling did not test the electromagnetic anomaly fully. In addition, North American Nickel commissioned Crone Geophysics and Exploration Ltd. (Crone) of Mississauga, Ontario to carry out a three-component borehole electromagnetic survey. Eight boreholes were surveyed. The results in combination with information from North American Nickel drilling indicated that the Imiak Hill mineralization remained open down plunge. The Spotty Hill mineralization was open down dip and along strike to the southeast. Untested off-hole conductors were noted in the boreholes drilled in the Fossilik II area

In 2013, North American Nickel commissioned Geotech to perform additional airborne helicopter time domain electromagnetic and magnetic (VTEM) surveys. The purpose of the 2013 VTEM Plus survey was threefold: 1) To obtain electromagnetic and magnetic coverage over areas which contain norite and other mafic-ultramafic intrusions outside the Greenland Norite Belt, which had been the focus of the North American Nickel’s previous exploration work; 2) to obtain deeper electromagnetic penetration over prospective areas that were surveyed in 2011 with SkyTEM (the new VTEM Plus system has four times the dipole moment of the 2011 SkyTEM system); and 3) to detail conductors of interest detected by previous VTEM and SkyTEM surveys. A total of 971.5 line kilometres were surveyed in nine flight blocks. Survey parameters were unchanged from the previous year.

In both years, the surveys were carried out using a Geotech Time Domain electromagnetic (VTEMplus) system. Installation of the geophysical and ancillary equipment was carried out by a Geotech crew.

Data interpretation was completed by Condor and included identification of electromagnetic anomalies and ranked identification of target zones. A total of 431 electromagnetic responses were identified, and 142 target zones were delineated. From the 2013 VTEM data, 16 target zones were modelled. Modelling of the 2012 VTEM data was ongoing throughout 2013.

In addition to airborne geophysical data acquisition, North American Nickel commissioned Crone to carry out surface electromagnetic surveys over three mineralized zones: Fossilik II, Spotty Hill, and Quagssuk. The survey comprised 14.0 line kilometres and resulted in delineating short strike length, near surface conductors. Finally, North American Nickel again commissioned Crone to carry out a downhole surveys in 23 core boreholes drilled in 2013.

In 2014, North American Nickel continued to investigate the Imiak Hill Complex and Fossilik II showings by a surface electromagnetic survey, which comprised 86.9 line kilometres. The main goals of the survey were to:

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•	Identify new electromagnetic conductors at a greater depth than could be detected by airborne geophysical surveys such as VTEM

•	Help define the down plunge extents and plunge direction of known mineralized zones

•	Define new, shallow electromagnetic conductors that may have been missed by the airborne geophysical surveys

The survey identified an untested near surface anomaly immediately east of Fossilik II and outlined additional depth extent of the near surface conductors at Spotty Hill, Mikissoq, and Fossilik II.

North American Nickel also completed gravity surveys over the Imiak Hill Complex (Imiak Hill, Spotty Hill and Mikissoq) and Fossilik II showings. This work was carried out by Eastern Geophysics Limited (Eastern Geophysics) of West Pubnico, Nova Scotia. The purpose of the gravity surveys were to assist with mapping the extents of the known norite bodies by means of density contrasts between the norite intrusions and surrounding country rocks mainly consisting of felsic gneisses. The survey consisted of 936 readings and was carried out on virtual grids with a line spacing of 200 metres and a station spacing of 50 metres. To establish the regional gradient, Eastern Geophysics took gravity readings in 1 kilometre step-outs from the survey areas. The gravity survey largely outlined the known extent of norite bodies.

Crone once again was commissioned to carry out downhole surveys in the 37 core boreholes drilled in 2014.

In 2015, North American Nickel continued to rely heavily on geophysical tools to define exploration targets. A large helicopter-borne magnetic and electromagnetic VTEM survey was completed by Geotech. The survey covered remaining portions of the Greenland Norite Belt not previously surveyed and other areas where norite intrusions and mineral occurrences were mapped by previous explorers. A total of 6,696.4 line kilometres were completed in 12 blocks. Part of this survey covered the same area as the previous SkyTEM coverage. The survey equipment used in this survey was similar to that of the 2012 and 2013 surveys with the addition of a second Z component coil located 15 metres vertically above the primary transmitter and receivers. Preliminary interpretation of the survey results identified approximately 60 exploration targets. Following the 2015 VTEM survey, 56.6 percent of the North American Nickel property holdings and 93.9 percent of the Greenland Norite Belt, as defined across the Maniitsoq property, were covered by VTEM surveys. The 2012 and 2013 VTEM datasets were reviewed for SPM (superparamagnetic) effects and approximately 50 percent of the 2012 and 2013 VTEM targets were downgraded.

Similar to previous years, Crone was commissioned to carry out downhole surveys of 27 core boreholes drilled in 2015.

Ground electromagnetic surveys were completed by Crone Geophysics over 61.7 line kilometres in 10 grids, covering mineralized norite and VTEM anomalies. The equipment was identical to that used in the previous ground geophysical survey. Results showed significant responses on three grids (P-012, P-013, and P-053) with less significant responses outlining small conductors on the P-030/032 grid.

A gravity survey was completed by Eastern Geophysics over a 3 to 6 by 10 kilometre area south of Fossilik where multiple magnetic highs were observed to be coincident with a number of VTEM targets and norite intrusions. Data from a total of 490 stations were collected, mainly on lines spaced 500 metres apart; survey stations were spaced 250 metre apart in the area of interest; additional readings spaced one kilometre apart were taken to understand the background response. The distance between survey lines was reduced to 250 metres with survey stations spaced 125 metres apart over target areas P-013. However, no gravity anomalies were detected on these detailed lines. Several

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gravity anomalies were identified elsewhere on the grid and locally correlate with magnetic highs. Several potential mafic to ultramafic source rocks were observed but have not been conclusively linked to the gravity highs. Therefore, the geological significance of the highs is not yet understood.

8.3	Field Geology, Prospecting and Drilling

In 2011, North American Nickel carried out a brief field program, primarily aimed at checking targets generated from the 1995 GeoTEM data. A total of 53 sites were visited. Thirty-seven grab samples were collected for assay and 17 samples were taken for whole rock analyses. No new mineral occurrences were discovered but new norite occurrences were found. The best assay results from grab samples were obtained from known nickel occurrences including metal values of up to 3.35 percent nickel and 1.28 percent copper at Quagssuk and up to 1.53 percent nickel and 0.54 percent copper at Imiak Hill.

In 2012, North American Nickel continued to assess targets identified through geophysical tools on the ground; 36 field visits to VTEM targets with 36 grab samples assayed and 16 samples sent for whole rock analyses. This work resulted in the discovery of a weakly mineralized norite intrusion at target P-005, which yielded values of 0.27 percent nickel and 0.16 percent copper. In addition North American Nickel carried out an initial drilling program comprising nine core boreholes (1,550.8 metres). The boreholes tested targets in three areas: Imiak Hill, Spotty Hill and Fossilik II. Significant nickel + copper ± cobalt ± PGM mineralization was intersected at all three locations. A total of 530 samples were sent for assay and 44 samples for whole rock analyses.

In 2013, North American Nickel’s exploration efforts focused on Imiak Hill, Spotty Hill, and Fossilik II, and on the evaluation of regional targets identified from geophysical data. North American Nickel completed 25 core boreholes (4,266 metres) at five known nickel occurrences (Fossilik I, Imiak Hill, Mikissoq, Spotty Hill, and Quagssuk) and at six regional exploration targets (P 063, P-097, P-030, P-061, P-032, and P-013). A total of 1,387 samples were sent for assaying. Semi-massive to massive sulphide mineralization was intersected at Imiak Hill and Mikissoq and additional disseminated mineralization was intersected at Spotty Hill. The 2013 drilling program led to the recognition of the Imiak Hill Complex which is a cluster of mineralized norite intrusions that includes the Imiak Hill, Mikissoq and Spotty Hill zones, which are located within 1.6 kilometres of one another. Mineralized norite intrusions were also intersected in drilling at five of the six regional targets tested and resulted in the discovery of two previously unknown mineralized intrusions (P-013 and P-097).

A total of 91 field visits was made to 87 VTEM targets and four geological targets. A total of 100 grab samples and 53 whole rocks samples was collected and sent for lab analyses. The field program discovered five new mineralized norite intrusions at targets P-013 (surface gossan, no samples), P-053 (0.33 percent nickel, 0.13 percent copper), P-097 (0.19 percent nickel, 0.26 percent copper), G-003 (0.38 percent nickel, 0.15 percent copper) and G-004 (0.42 percent nickel, 0.32 percent copper). Channel sampling was completed over four gossanous outcrops at Mikissoq (5 channels, 33 samples), Spotty-Hill (6 channels, 51 samples), P-057 “Pika” (3 channels, 23 samples) and target zone P-041 (4 channels, 35 samples). In total, 18 channels were cut, and a total of 142 rock channel samples were collected and sent for assay. The highest assay values (up to 0.58 percent nickel, & 0.49 percent copper) were obtained at Mikissoq.

In 2014, North American Nickel’s exploration efforts primarily focused on testing downhole geophysical anomalies and mineralization at Imiak Hill, Spotty Hill, Mikissoq, and Fossilik II and other regional targets. The 2014 core drilling program consisted of 39 boreholes and one borehole extension (8,773 metres). A total of 2,687 samples was sent for assaying, and 156 samples were collected for whole rock analyses. Semi-massive to massive sulphides were intersected again at

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Imiak Hill, Spotty Hill and Mikissoq. The 2014 drilling results suggest the Imiak Hill sulphide mineralization is truncated or displaced at depth by a mylonite zone, whereas the mineralized zones at Mikissoq and Spotty Hill remained open. Fifteen regional exploration targets were tested by drilling focusing on ten geophysical targets throughout the Maniitsoq property. Norite-hosted nickel sulphide mineralization was intersected at seven of these targets: P-004, P-013, P-030, P-053, P-136, P-146 and P-149.

Two new permanent survey markers were established and the collars of 35 boreholes were surveyed using differential GPS at the Imiak Hill Complex and Fossilik by ASIAQ Greenland Survey.

A total of 17 field visits to 13 VTEM targets and four geological targets were carried out and norite was found in the vicinity of 13 targets. Sampling included 31 surface grab samples and nine rock samples for whole rock analyses.

A structural geology study was undertaken by JFSG Consulting (Sudbury, Canada) and comprised a desktop lineament analysis and interpretation study of select areas and a three week of structural and lithological mapping program at the Imiak Hill Complex and Fossilik areas. This work identified and characterized mylonite zones and multiple generations of folds which have affected the norite intrusions and related mineralization at these two locations (John Fedorowich Structural Geology Consulting, 2015).

In December 2014, North American Nickel contracted SRK to conduct a desktop structural geology interpretation of the entire project area. The study, completed in early 2015, focused on defining the regional scale structural framework of the Maniitsoq area and the potential controls on the property-scale distribution of norite intrusions and nickel sulphide mineralization (Ravenelle, 2015b).

Five composite batches of coarse rejects from core samples, collected from four norite intrusions, were sent to the Faculty of Science at the University of Alberta, Canada for geochronology using a U-Pb methodology on zircon. Zircons were hand-picked from each sample and imaged with cathodoluminescence prior to analysis by a Nu Plasma Inductively Coupled Plasma Mass Spectrometer. The zircon dates obtained for each sample are relatively consistent and most are near concordant yielding the following ages (Heaman, 2014):

•	Fossilik Norite:	3,013.7 ± 2.7 Ma
•	Imiak Hill Norite:	3,002.3 ± 5.4 Ma
•	Spotty Hill Norite:	3,014.0 ± 2.7 Ma
•	Spotty Hill Norite:	3,014.2 ± 2.8 Ma
•	P-030 (Nunanguit) Norite:	3,013.5 ± 3.7 Ma

In 2015, North American Nickel focused exploration efforts on regional targets outside of known sulphide mineralization zones. Detailed geological mapping was undertaken in four areas (Fossilik, P-012, P-030/P-032 and P 053) and 132 exploration targets were investigated in the field. Sampling included 213 grab samples (including the 52 plugger samples) sent for assay as well as 117 whole rock samples for major and trace elements analyses. The whole rock samples were collected from norite intrusions distributed throughout the norite belt. A systematic plugger sampling program was completed on eight grids, and 52 samples were collected for assay.

As part of this program field structural geology investigations were carried out by SRK as a follow-up to the earlier desktop study. The project provided new insights into the regional geological setting, the timing of major geological events and the structural controls on the distribution of norite intrusions and associated nickel sulphide mineralization (Ravenelle, 2015b).

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During the program 30 boreholes (5,655.4 metres) were drilled. Two of the thirty boreholes were completed at the Imiak Hill Complex, the others targeting previously intersected mineralization and other electromagnetic anomalies outside the Imiak Hill Complex, including ten new regional targets. A total of 1,607 and 113 samples was collected for metals and whole rock analyses, respectively. At the Imiak Hill Complex, the Spotty Hill zone was extended 80 metres down plunge. An electromagnetic survey in one of the boreholes suggests that the Mikissoq zone is open down plunge. Follow-up drilling intersected additional nickel-copper sulphide mineralization at P-013, P-030, P-032, P-053, and P-058. In addition new sulphide mineralization was discovered at P-059.

The SPOT-6 satellite data purchased prior to the field season was used as base maps for the field program. North American Nickel also arranged, through DigitalGlobe of Longmont, Colorado, to acquire high spatial resolution, multi-spectral Worldview-3 satellite data across the project area. The Worldview-3 data provide a high spatial and spectral resolution data to assist in lithological mapping and identifying new exploration targets. The data processing is ongoing.

8.3.1	Sampling Procedures

Surface samples comprising grab, channel, “plugger” and whole rock samples were collected either by North American Nickel geologists and technicians or by field helpers and prospectors working under the supervision of North American Nickel geologists. The location of all samples was recorded using hand held GPS receivers and were recorded in sample books and later transferred, along with other sample details, to the company’s digital geochemical database. Each field sample was placed in a plastic sample bag along with a uniquely numbered sample tag; a copy of the sample stub was retained in the tag book for reference. Sample tag books are retained at the North American Nickel office in North Vancouver, British Columbia or the company’s core shack in Sudbury, Ontario.

Surface grab, channel and plugger samples were collected to sample surface mineralization and/or target lithologies (for example norite, ultramafic rocks) while field checking and prospecting various geophysical and geological targets.

Surface grab samples typically ranged from 0.5 to 2 kilograms in weight (fist or double fist size). All efforts were made to ensure that oxidation was minimized for all mineralized samples; however, most grab samples contained some element of oxidation due to either extensive gossan development or limited rock outcrop exposure. Fresher samples were obtained by either channel sampling or plugger sampling. Rock types and sample description, especially details of mineralization, were recorded for each sample.

Channel sample locations were selected by North American Nickel geologists based on geology, mineralization and optimal outcrop condition. Sample locations were cleaned from surficial debris, and the start and end points of each full channel were recorded using a hand held GPS receivers along with the azimuth of the channels. Start and end points were spray painted on the ground for reference for the samplers. Geological technicians then marked the individual approximately 1 metre long samples with spray paint along the planned channel. Samples were sawn in such way as to exclude any spray painted rock. The depth, width and length of each individual sample was recorded and a metal tag was placed in the outcrop to mark sample locations.

Prospective plugger sample locations were assessed by a geological technician, and the freshest outcrop area was selected for sampling. A “Shaw Tool” consisting of portable core drill was used to core and extract a vertically oriented, 25 millimetre diameter sample with an average length of 30 centimetres. Sample length was typically dictated by rock conditions. Details such as rock type, depth of sample, rock quality, oxidation and magnetism were recorded for each sample. Plugger

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samples were collected primarily for assay purposes but a few plugger samples were also collected for whole rock analysis, where fresh samples could not be obtained by conventional surface sampling.

Surface whole rock samples, primarily of in-situ mafic and ultramafic rocks, were collected for the purpose of geochemical identification and discrimination. Fist size samples were selected and cleaned in such a manner as to minimize or eliminate alteration and surface weathering. A rock type and sample description was recorded for each sample. In 2015, photos of many of the cleaned samples were taken for later reference and is a procedure that will be more systematically employed in the future.

8.4	Comment on Exploration Targeting

Exploration completed to the end of 2015 has led to an increased understanding of both the geological setting and the nature of the nickel sulphide mineralization at Maniitsoq. It has also resulted in a robust project dataset comprising VTEM and Worldview-3 satellite data coverage across the Greenland Norite Belt and entire property, respectively, and lithogeochemical data for many of the mafic to ultramafic intrusions.

The Greenland Norite Belt intrusions and contained magmatic nickel sulphide mineralization have been affected by high grade metamorphism and polyphase deformation, remobilizing magmatic sulphides into secondary structural sites.

The Maniitsoq sulphide zones are commonly represented by multiple discrete electromagnetic plates. This type of electromagnetic response is interpreted to be caused by the remobilization and disruption of primary magmatic sulphide into planar objects, and decreased their electrical connectivity.

Exploration tools useful for future borehole targeting at the various mineralized zones include:

•	Detailed mapping and 3D modelling to define intrusion geometry

•	Complementary ground geophysical surveys (Induced Polarization) to define the overall extents of the mineralized zones

•	Collection of additional structural geology data to identify the controls on the geometry and distribution of the sulphide mineralization

The methodology used for regional scale exploration targeting at Maniitsoq involves integration and analysis of the VTEM, Worldview-3, geochemical, and geological data sets to:

•	Improve the resolution of geological mapping across the property

•	Differentiate between fertile and barren intrusions

•	Define the extents of fertile norite intrusions

•	Prioritize exploration targets for field follow-up and core drilling

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9	Drilling

9.1	Historical Drilling

Historical drilling on the Maniitsoq project area comprises 120 boreholes (6,777 metres) drilled by Kryolitselskabet Øresund A/S Company (KØ; 1959-1973), Platinova (1998), and NunaMinerals A/S (2006) as summarized in Table 7.

Table 7: Summary of Historical Drilling Completed on the Maniitsoq Project

Years	Company	Type	Boreholes	Metres
1966 - 1973	Kryolitselskabet Øresund A/S Company	Surface / Core	110	5,705
1998	Platinova	Surface / Core	3	237
2006	NunaMinerals A/S	Surface / Core	7	835

Total			120	6,777

KØ tested nickel-copper sulphide targets identified from their surface prospecting, sampling, and geophysical surveys. The majority of the boreholes were drilled with small, man-portable, Winkie drills. The average borehole length was less than 52 metres. This drilling intersected nickel-copper sulphide mineralization at a number of locations including Imiak Hill, Spotty Hill, Fossilik II, Camp Area 10, Nunanguit, Quagssuk, Pingo, and Qerrulik.

Platinova targeted diamond mineralization. One of three boreholes intersected a 30 centimetre-wide interval of kimberlite near the mouth of Kangia Fjord.

Drilling carried out by Nuna Minerals was located a few hundred metres south of KØ’s Ikertup Kingingnera nickel-copper sulphide occurrence in the southern part of the project area. This drilling tested a surface nickel-copper-PGM bearing gossan but intersected only weak mineralization.

The location and results of historical boreholes was compiled by North American Nickel from work reports filed with the Greenland government. In a number of cases, North American Nickel employees have located old KØ drilling sites that can be correlated with the recorded boreholes. In these cases, GPS coordinates have been taken and the collar is typically marked with labelled wooden pickets. No detailed logs or down-hole directional surveys are available for the historical boreholes.

The KØ core is stored at Kangerlussuaq. It has been re-sampled in the past by both Falconbridge Limited and Cominco.

9.2	Drilling by North American Nickel (2012 – 2015)

North American Nickel drilled 103 core boreholes (20,245 metres) on the Maniitsoq project. Approximately 44 percent of the drilling (36 boreholes for 8,986 metres) were completed at the Imiak Hill Complex (Imiak Hill, Mikissoq, and Spotty Hill areas). The core is stored in shipping containers at a rented facility located in Nuuk. Core storage is maintained by Xploration Services Greenland ApS.

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A summary of the drilling by year is given in Table 8 . A summary of the drilling by target area is given in Table 9. A complete list of all boreholes completed by North American Nickel and their physical attributes is given in Appendix B.

Table 8: Summary of Drilling Completed by North American Nickel by Year

Year	Type	Boreholes		Metres	Targets Tested
2012	Core	9		1,551	Imiak Hill, Spotty Hill, P-058 (Fossilik II) & P-059
2013	Core	25		4,266	Imiak Hill, Spotty Hill, Mikissoq, P-004, P-013, P-022 (Sikolik), P-030 (Nunanguit), P-032, P-049 (Quagssuk), P-061, P-063 & P-097
2014	Core	39	*	8,773	Imiak Hill, Spotty Hill, Mikissoq, P-004, P-013, P-030, P-048, P-053, P-058, P-059, P-081, P-136 (Camp 10), P-146, P-149 (Pingo), P-157 & P-161
2015	Core	30		5,655	Spotty Hill, Mikissoq, P-012, P-013, P-030, P-032, P-038, P-042, P-051, P-053, P-057, P-058, P-059, P-289, P-290, P-314, P-319 & G-013 (Takissoq West)

Total		103		20,245

*	and one borehole extension

Table 9: Summary of Drilling Completed by North American Nickel by Target Area

Target Area		Boreholes	Metres
Imiak Hill Complex	Imiak Hill	18	4,505.6
	Spotty Hill	11	3,161.5
	Mikissoq	7	1,319

Fossilik	P-058	8	1,107.8
	P-059	3	555.9
	P-004	3	687.0

P-013		5	1,356.0
P-030		3	448.0
P-032		3	599.0
P-053		9	1,845.4
P-146/P-149		3	474.0

Regional Target		33	4,185.8

Total		103	20,245.0

9.2.1	Drilling Programs

Drilling conducted by North American Nickel between 2012 and 2015 was carried out to follow-up on historical nickel occurrences, to test new exploration targets, and to follow-up subsequent new nickel-copper sulphide discoveries. This work has expanded the footprint of known mineralization at historical sulphide occurrences including Imiak Hill, Spotty Hill, Mikissoq, P-058 (Fossilik II), P-030 (Nunanguit), and P-149 (Pingo) and has resulted in the discovery of six additional nickel-copper±PGM sulphide occurrences, namely P-004, P-013, P-032, P-053, P-059, and P-146. Anomalous nickel values have also been obtained from intersections at a number of regional exploration targets throughout the property. Historical and new mineral occurrences are distributed over an approximately 85-kilometre distance from Pingo in the north to P-053 in the southwest.

Drilling to date at Imiak Hill and Spotty Hill, and to a lesser extent at Mikissoq, P-013, and P-058, has outlined zones of mineralization which are (with the exception of Imiak Hill) open in one or more dimensions, and which require additional drilling to define their full extents. The Imiak Hill, Spotty Hill, and Mikissoq mineralized intrusions all occur within approximately 1.5 kilometres of each other and comprise what is locally referred to as the Imiak Hill Complex. This area is located in the central portion of the Maniitsoq property. The P-058 target is the historic Fossilik II sulphide

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occurrence and is located at the south end of the Fossilik intrusion, 9.5 kilometres to the southwest of the Imiak Hill Complex.

Although the Imiak Hill, Spotty Hill, Mikissoq, and P-058 areas were all known to have historical nickel sulphide occurrences, geophysical surveys completed by North American Nickel were instrumental in following up and expanding the footprint of mineralization at each location. The 2012 VTEM survey flown by North American Nickel identified strong electromagnetic anomalies at each location, which were subsequently covered by ground electromagnetic surveys. Borehole surveys were routinely completed in each borehole to aid in further borehole targeting.

At P-004, P-030, P-032, P-053, P-059, P-146, and P-149, various intervals of sulphide mineralization have been intersected but additional drilling is required to identify and outline discrete zones. These target areas extend from the central to southern portions of the Greenland Norite Belt.

Results of the drilling at each of the above mineralized target areas is described in more detail below followed by a description of the regional drilling. Figure 34 shows the location of the exploration target areas.

Initial boreholes completed at the various mineralized targets were designed to test VTEM anomalies modelled as electromagnetic “plates” using Maxwell software. Boreholes were surveyed with the Crone borehole time domain Pulse electromagnetic system and results were used to help plan follow-up boreholes, typically at a step-out spacing ranging from 25 to 75 metres. At Imiak Hill and Spotty Hill, where mineralized zones have been defined, drilling was carried out on sections spaced 15 to 25 metres apart. At several locations including Imiak Hill, Spotty Hill, P-013, and P-053, multiple boreholes were drilled from the same drill platform to optimize helicopter logistics or mitigate steep or difficult topography.

9.2.2	Imiak Hill Complex

Drilling in the Imiak Hill Complex area was carried out to follow up mineralization intersected in historic drilling carried out by KØ and also to test new electromagnetic targets identified by North America Nickel (Figure 34 and Figure 35). Nickel-copper sulphide mineralization has been intersected at all three targets and discrete sulphide lenses have been defined at both Imiak Hill and Spotty Hill. The Imiak Hill Complex has received the largest amount of drilling to date and subsequently hosts the largest concentrations of mineralization thus far outlined on the Maniitsoq property.

Imiak Hill Target

The Imiak Hill target is the name-sake target of the Imiak Hill Complex. This area has been tested by 18 boreholes (4,506 metres). The drilling identified two tabular sulphide lenses, zones 10 and 30. Boreholes were drilled from a series of platforms spaced approximately 15 to 45 metres apart and extending over a strike length of 150 metres. Between one and five boreholes were drilled from each platform resulting in a three-dimensional borehole spacing of 15 to 30 metres. One additional borehole (MQ-14-067) is located 95 metres to the south. A borehole plan map is given in Figure 36, and composite longitudinal sections for zones 10 and 30 are shown in Figure 37.

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Ni-Cu OCCURRENCES
Mineralized target discussed in this report
Other Ni-Cu sulphide occurrence
P-149
P-146
Greenland Norite Belt
Sandre Isortoq
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Fossilik
(P-004, 058 and 059)
P-013
P-053
P-030
P-032
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnefjeld
Iganannguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS DISCUSSED IN THIS REPORT
WGS84 UTM Z22N
04-Mar-2016

Figure 34: Location of Mineralized Target Areas

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Figure 35: Imiak Hill Complex Targets

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477,300 mE
477,400 mE
477,500 mE
477,600 mE
7,257,300 mN
7,257,200 mN
7,257,100 mN
7,257,000 mN
B'
A'
B
A
MQ-12-004
MQ-13-025
MQ-12-001
MQ012-002
MQ-13-023
MQ-12-003
MQ-13-019
MQ-13-024
MQ-14-072
MQ-14-035 to 039
MQ-13-028
MQ-13-020
MQ-13-026
MQ-14-067
1
2
3
4
5
6
7
8
9
10
11
Zone 30 Longitudinal Section Line
Zone 10 Longitudinal Section Line
25 m
25 m
Significant Zone 10 intersection[1 and 2]
Interpreted Zone 30 mineralization[1]
Significant Zone 30 intersection[1 and 2]
Interpreted Zone 30 mineralization[1]
NAN borehole[1]
Historical borehole[1]
Mylonite
Granodiorite
Noritic intrusion
Orthogneiss
1. Projected vertically to surface
2. Labeled with intersection number, see table in text for assay results.
N
0
50
100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
IMIAK HILL BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS
WGS84 UTM Z22N
07-Feb-2016

Figure 36: Imiak Hill Borehole Locations and Intersections

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Figure 37: Long Sections of Imiak Hill Zones 10 and 30, looking West, see Figure 36 for Location and Orientation of Sections

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Sulphide mineralization intersections for zones 10 and 30 range from 1.19 to 27.0 metres in core length. True widths, based on an azimuth of 350 degrees and a dip of 85 degrees to the east, are estimated to range from 0.6 to 20.1 metres. Salient assay results are provided in Table 10.

Table 10: Salient Borehole Analytical Results, Zone 10 and 30, Imiak Hill Target

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t	Zone
1	MQ-12-001	5.32	32.30	26.98	20.12	0.98	0.44	0.04	0.01	10
2		56.10	59.94	3.84	2.83	1.19	0.14	0.04	0.01	30

3	MQ-12-002	53.04	71.50	18.46	7.78	1.07	0.30	0.04	0.01	10

4	MQ-13-019	112.67	126.77	14.10	8.68	1.24	0.55	0.05	0.01	30

5	MQ-13-023	75.97	86.30	10.33	5.73	1.10	0.38	0.04	0.01	10

6	MQ-13-024	136.00	150.90	14.90	7.87	2.67	0.39	0.09	0.02	30
	Incl.	136.75	141.98	5.23	2.76	5.03	0.30	0.16	0.03

7	MQ-13-026	149.81	175.32	25.51	10.26	3.25	0.48	0.11	0.02	30

8	MQ-13-028	182.09	206.84	24.75	10.62	3.19	1.14	0.11	0.01	30

9	MQ-14-037	220.51	227.66	7.15	3.90	3.92	0.78	0.11	0.02	10
10		230.45	231.54	1.09	0.59	5.24	0.19	0.11	0.02	30

11	MQ-14-072	173.75	190.10	16.35	8.87	2.51	0.77	0.08	0.02	10
	Incl.	179.90	186.25	6.35	3.45	3.14	1.05	0.10	0.02

A step-out borehole (MQ-14-067) was drilled to test for down plunge extensions, south of the mylonite zone which truncates zones 10 and 30 (see Figure 36). This borehole did not intersect any significant sulphide. A geophysical survey completed in that hole shows a low amplitude off-hole anomaly, interpreted to correlate with the known mineralization. No other anomalies were detected, suggesting there is no other significant sulphide mineralization in the vicinity of borehole.

Spotty Hill Target

Spotty Hill is located 1.5 kilometres east of Imiak Hill (Figure 35). The mineralized zone has been tested by eleven boreholes (3,161 metres) on sections spaced 25 to 80 metre apart. The majority of boreholes were completed on three sections 25 metres apart. A borehole plan map is given in Figure 38. Boreholes drilled prior to 2014 were drilled to the southwest, sub-parallel to the interpreted dip of the zone. In 2015 boreholes were drilled towards the northeast to intersect the target sulphide mineralization at a more favourable angle.

Figure 39 presents composite longitudinal sections for mineralization intersected on the two limbs of the interpreted fold structure. Drill intersections range from 1.7 to 71.6 metres in core length and true widths, based on an azimuth of 141 degrees and a dip of 87 degrees to the southwest for the disseminated zone, are estimated to range from 0.7 to 26.9 metres. Salient assay results are provided in Table 11.

In 2014, borehole MQ-14-044 was collared 300 metres to south of the main target area to test a separate electromagnetic anomaly interpreted from surface geophysical survey data. This borehole did not intersect any significant mineralization but the borehole electromagnetic survey helped to define a large low conductance plate, interpreted to correlate with the Spotty Hill mineralization, which suggested that the zone continued down plunge.

In 2015, a step-out borehole (MQ-15-075) intersected sulphide mineralization 80 metres down plunge from the previously known mineralization that was intersected in borehole MQ-13-22. The

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zone remains open down plunge. Borehole electromagnetic surveys of the various boreholes have identified a number of discrete high conductance electromagnetic anomalies, several of which can be correlated with intersections of semi-massive and massive sulphide mineralization. These anomalies define at least two high conductance shoot-like trends within the overall disseminated zone which are not fully delineated by drilling.

Table 11: Salient Borehole Analytical Results, Spotty Hill Target

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd +Au g/t	Position within Fold
1	MQ-12-005	41.37	113.01	71.64	26.91	0.59	0.15	0.02	0.20	FW
2		113.01	136.87	23.87	8.80	1.70	0.42	0.05	0.52	Nose
3		136.87	148.00	11.13	4.08	0.89	0.17	0.03	0.26	HW
4		151.79	157.00	5.21	1.90	0.87	0.28	0.03	0.22	HW

5	MQ-13-022	95.00	101.00	6.00	2.21	0.35	0.06	0.02	0.11	FW
6		121.70	125.00	3.30	1.22	0.50	0.12	0.02	0.22	FW
7		147.17	180.58	33.41	12.35	0.35	0.11	0.01	0.14	Core
8		196.92	200.09	3.17	1.18	1.60	0.27	0.05	0.61	HW
9		202.99	216.99	14.00	5.22	0.56	0.32	0.02	0.30	HW

10	MQ-14-040	180.00	184.00	4.00	1.84	0.27	0.06	0.01	0.14	FW
11		241.98	247.69	5.70	2.69	0.36	0.08	0.01	0.14	Core

12	MQ-14-052	60.00	64.00	4.00	2.07	0.28	0.06	0.01	0.08	FW

13	MQ-14-058	157.30	167.32	10.02	5.97	0.34	0.09	0.01	0.12	FW
14		167.32	183.62	16.30	9.72	0.53	0.17	0.02	0.19	Core
15		188.00	202.05	14.05	8.39	0.63	0.20	0.02	0.20	HW
16		213.30	219.85	6.55	3.92	0.66	0.13	0.02	0.24	HW

17	MQ-14-062	17.40	25.00	7.60	3.51	0.46	0.12	0.02	0.16	FW
18		43.25	53.20	9.95	4.70	0.39	0.18	0.02	0.15	FW
19		62.64	72.11	9.47	4.50	2.74	0.56	0.09	0.80	Nose

20	MQ-14-065	50.00	86.55	36.55	14.63	0.54	0.19	0.02	0.22	FW
21		86.55	90.10	3.55	1.42	3.52	0.25	0.11	0.95	FW
22		95.00	111.29	16.29	6.52	0.48	0.14	0.02	0.22	FW
23		124.60	132.65	8.05	3.24	0.44	0.12	0.02	0.17	HW
24		144.89	151.79	6.90	2.80	0.76	0.17	0.03	0.26	HW
25		156.56	158.30	1.73	0.71	1.75	0.10	0.07	0.55	HW

26	MQ-15-075	236.45	244.00	7.55	2.63	1.60	0.31	0.06	0.43	HW
27		244.00	255.70	11.70	4.09	0.49	0.15	0.02	0.18	Core

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478,800 mE
478,900 mE
479,000 mE
479,100 mE
7,257,400 mN
7,257,300 mN
7,257,200 mN
7,257,100 mN
35 m
35 m
A
B
MQ-12-009
MQ-14-062
MQ-12-005
MQ-14-040
MQ-14-056
MQ-14-058
MQ-14-052
MQ-14-065
MQ-13-022
MQ-15-075
MQ-14-044
(collared 124 m south of map frame)
FW Longitudinal Section Line
A'
HW Longitudinal Section Line
B'
Intersection in nose of fold 1 and 2
Intersection in foot wall limb of fold 1 and 2
Intersection in hanging wall limb of fold 1 and 2
Intersection in core of fold 1 and 2
Interpreted main mineralized zone 1
Interpreted weak mineralization in core of fold 1
Noritic intrusion
NAN borehole 1
Historical borehole 1
1. Projected vertically to surface
2. Labeled with intersection number, see table in text for assay results.
N
0
50
100
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
SPOTTY HILL BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS
WGS84 UTM Z22N
05-Feb-2016

Figure 38: Compilation of Drilling Results at the Spotty Hill Target

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Footwall Limb

479900 mE
7257300 mN
7257200 mN
479000 mE
A
A'
SURFACE
600 masl
500 masl
400 masl
300 masl
200 masl
17
18
12
1
20
21
5
22
6
13
10

Intersection Table (Footwall Limb)

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Pt+Pd+Au g/t	Position Within Fold
1	MQ-12-005	41.37	113.01	71.64	26.91	0.59	0.15	0.20	FW
5	MQ-13-022	95.00	101.00	6.00	2.21	0.35	0.06	0.11	FW
6	MQ-13-022	121.70	125.00	3.30	1.22	0.50	0.12	0.22	FW
10	MQ-14-040	180.00	184.00	4.00	1.84	0.27	0.06	0.14	FW
12	MQ-14-052	60.00	64.00	4.00	2.07	0.28	0.06	0.08	FW
13	MQ-14-058	157.30	167.32	10.02	5.97	0.34	0.09	0.12	FW
17	MQ-14-062	17.40	25.00	7.60	3.51	0.46	0.12	0.16	FW
18	MQ-14-062	43.25	53.20	9.95	4.70	0.39	0.18	0.15	FW
20	MQ-14-065	50.00	86.55	36.55	14.63	0.54	0.19	0.22	FW
21	MQ-14-065	86.55	90.10	3.55	1.42	3.52	0.25	0.95	FW
22	MQ-14-065	95.00	111.29	16.29	6.52	0.48	0.14	0.22	FW

Hanging Wall Limb

7257300 mN
479900 mE
7257200 mN
479000 mE
B
B'
SURFACE
600 masl
500 masl
400 masl
300 masl
200 masl
19
2
23
3
24
4
25
7
14
15
16
8
9
11
26
27
479000 mE

Intersection Table (Hanging Wall Limb)

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Pt+Pd+Au g/t	Position Within Fold
2	MQ-12-005	113.01	136.87	23.87	8.80	1.70	0.42	0.52	Nose
3	MQ-12-005	136.87	148.00	11.13	4.08	0.89	0.17	0.26	HW
4	MQ-12-005	151.79	157.00	5.21	1.90	0.80	0.28	0.22	HW
7	MQ-13-022	147.17	180.58	33.41	12.15	0.35	0.11	0.14	Core
8	MQ-13-022	196.92	200.09	3.17	1.18	1.60	0.27	0.61	HW
9	MQ-13-022	202.99	216.99	14.00	5.22	0.56	0.12	0.30	HW
11	MQ-14-040	241.98	247.69	5.70	2.69	0.36	0.08	0.14	Core
14	MQ-14-058	167.32	183.62	16.30	3.72	0.52	0.17	0.19	Core
15	MQ-14-058	188.00	202.05	14.05	8.39	0.61	0.20	0.20	HW
16	MQ-14-058	213.30	219.85	6.55	3.92	0.66	0.13	0.24	HW
19	MQ-14-062	62.64	72.11	9.47	4.50	2.74	0.56	0.88	Nose
23	MQ-14-065	124.60	132.65	8.05	3.24	0.44	0.12	0.17	HW
24	MQ-14-065	144.89	151.79	6.90	2.80	0.76	0.17	0.26	HW
25	MQ-14-065	156.56	158.30	1.73	0.71	1.75	0.10	0.55	HW
26	MQ-15-075	236.45	244.00	7.55	2.63	1.60	0.31	0.43	HW
27	MQ-15-075	244.00	255.70	11.70	4.09	0.49	0.15	0.18	Core

Legend

Pierce Points

- Intersection in nose of fold
- Intersection in hanging wall limb of fold
- Intersection in footwall limb of fold
- Intersection in core of fold
- No significant mineralization intersected

Interpreted Mineralized Zones

- Spotty Hill zone (HW, FW and nose intersections >0.25% Ni)
- Spotty Hill zone (core intersections >0.25% Ni)

Notes:

1. See borehole plan for location of sections.
2. The sections are 35 m apart and the section corridors are 35 m wide (17.5 m on either side of the section line).
3. Both sections are oriented 141° and look 051° (northeast).
4. Each pierce point is labeled with an intersection number.
5. Composite assay results for the pierce points are listed by intersection number in the table in the lower left corner of the section.

0 25 50 75 100
Meters

NORTH AMERICAN NICKEL INC.

Maniitsoq Project, SW Greenland

VERTICAL LONGITUDINAL SECTIONS THROUGH FOLDED SPOTTY HILL MINERALIZATION

WGS84 UTM Z22N

04-Feb-2016

Figure 39: Longitudinal Sections of Spotty Hill, looking Northeast, see Figure 38 for Location and Orientation of Sections

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Mikissoq Target

Initial drilling carried out in 2013 by North American Nickel tested a strong VTEM anomaly coincident with the historic Mikissoq gossan which had returned values of up to 3.73 percent nickel in surface grab samples. A total of seven boreholes (1,319 metres) have been completed to test the Mikissoq mineralization (Figure 40). Three of the boreholes (MQ-13-027, MQ-13-029 and MQ-14-073) intersected zones of significant mineralization (Table 12). The sulphide mineralization is interpreted to occur in two sub-vertical tabular sulphides zones (HW and FW) within the norite intrusion. Other sulphide intersections may be part of a third lens, the geometry of which cannot be interpreted with the limited data available.

Borehole intersections for the HW and FW lenses range from 4.0 to 25.0 metres in core length and true widths, based on an azimuth of 055 degrees and a dip of 79 degrees to the southeast, are estimated to range from 2.5 to 19.7 metres.

Table 12: Salient Borehole Analytical Results, Mikissoq Target

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width* (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t	Zone*
1	MQ-13-027	33.84	58.82	24.98	19.69	0.71	0.31	0.02	0.06	HW
2		88.25	96.00	7.75	6.11	0.76	0.28	0.02	0.07	FW

3	MQ-13-029	57.75	71.22	13.47	9.17	0.68	0.34	0.02	0.04	HW
4		82.01	103.51	21.50	NC	0.68	0.48	0.02	0.05
5		103.51	113.50	9.99	6.86	4.65	0.33	0.12	0.14	FW

6	MQ-14-073	57.75	74.70	16.95	10.57	0.84	0.29	0.02	0.04	HW
7		88.50	101.40	12.90	NC	0.83	0.24	0.02	0.05
8		112.54	119.10	6.56	4.14	1.59	0.22	0.04	0.03	FW
	Incl.	112.93	116.95	4.02	2.54	2.42	0.29	0.05	0.04

*	True widths are reported for the hanging wall (HW) and footwall (FW) zones where the strike and dip of the sulphide zones can be estimated. There is insufficient information to estimate the true width of other intervals (NC).

In each of the three boreholes, a mylonite zone was intersected either immediately below or a short distance below the HW lens. In 2015, borehole MQ-15-074 was drilled to test for the down dip extent of the sulphide zone. The borehole intersected orthogneiss, mylonite, and short intervals of norite with no significant sulphide mineralization. However, a borehole geophysical survey detected two off-hole electromagnetic anomalies located close to the boreholes at depths of 160 and 250 metres, respectively. The shallower anomaly is interpreted to lie above the mylonite zone and correlates with the known sulphide mineralization. The deeper anomaly is interpreted to lie below the mylonite zone, suggesting either a faulted offset of the known sulphide mineralization or a separate sulphide zone. The deeper borehole electromagnetic anomaly should be tested by drilling.

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477,850 mE
477,900 mE
477,950 mE
478,000 mE
478,050 mE
7,258,150 mN
7,258,100 mN
7,258,050 mN
7,258,000 mN
7,257,950 mN
MQ-14-063
MQ-14-060
MQ-14-073
MQ-13-029
MQ-13-021
MQ-13-027
MQ-15-074
1
2
3
4
5
6
7
8
Significant Footwall Zone (FW) intersection1 and 2
Interpreted Footwall Zone mineralization1
Significant Hanging Wall (HW) Zone intersection1 and 2
Interpreted Hanging Wall Zone mineralization1
Significant intersection outside FW and HW zones1 and 2
NAN borehole1
Historical borehole1
Mylonite
1. Projected vertically to surface
2. Labeled with intersection number, see table in text for assay results.
Noritic intrusion
Paragneiss
Mafic gneiss
Orthogneiss
N
0
25
50
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MIKISSOQ BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS
WGS84 UTM Z22N
08-Feb-2016

Figure 40: Compilation of Drilling Results at the Mikissoq Target

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9.2.3	Fossilik Target Area (P-058, P-059 and P-004)

Drilling in the Fossilik area has tested VTEM targets P-058, P-059, and P-004, which are located at the southwestern end of the Fossilik norite intrusion (Figure 34). Although sulphide mineralization was intersected at each target, the drilling information is not sufficient to define discrete zones and their orientation. The three areas investigated by drilling are shown in Figure 41 and salient analytical results are given in Table 13.

The nickel-copper sulphide mineralization intersected in several boreholes and together with the historical surface sampling to the southeastern end of Fossilik intrusion indicates that this large intrusion has the potential to host additional sulphide mineralization. The definition of drilling targets, however, is complicated by the level of structural complexity of this area and the poor electrical response of the known sulphide occurrences. Exploration in this area would benefit from alternative ground geophysical methods (e.g. Induced Polarisation) as well as additional structural geology investigations and 3D modelling.

Table 13: Salient Borehole Analytical Results, Fossilik Target Area

No.	Target Area	Borehole	From (m)	To (m)	Core Interval (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
1	P-058	MQ-12-006	78.90	82.11	3.21	0.63	0.10	0.04	0.02

2		MQ-14-054	70.60	76.18	5.58	1.72	0.26	0.04	0.08
		Incl.	70.60	71.22	0.62	6.18	0.56	0.16	0.08
		And	73.65	74.46	0.81	5.23	0.07	0.11	0.35

3		MQ-14-057	112.11	113.68	1.57	1.35	0.10	0.04	0.02
		Incl.	113.07	113.37	0.30	4.45	0.11	0.09	0.05

4		MQ-14-059	22.26	24.00	1.74	2.54	2.75	0.07	0.09
		Incl.	23.07	23.26	0.19	5.15	2.53	0.13	0.06
		And	23.55	24.00	0.45	4.19	7.73	0.12	0.10

5		MQ-15-077	149.00	170.50	21.50	0.55	0.27	0.02	0.08

6	P-059	MQ-15-078	79.25	91.40	12.15	1.16	1.00	0.03	0.27

7	P-004	MQ-13-018	40.24	72.43	32.19	0.59	0.18	0.02	0.21
		Incl.	51.75	56.28	4.53	1.06	0.23	0.04	0.33
8			108.00	117.00	9.00	0.42	0.15	0.02	0.28

9		MQ-14-051	231.14	235.45	4.31	0.94	0.17	0.03	0.99

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TARGET P-059
TARGET P-058
TARGET P-004
Slice through the interpreted folded P-059 norite between elevations 490 and 560 masl (approximately 90 to 160 m below surface) projected vertically to surface
Slice through the interpreted folded P-058 norite between elevations 440 and 560 masl (approximately 90 to 210 m below surface) projected vertically to surface
P-059 norite at surface
MQ-12-008
MQ-15-078
MQ-14-055
MQ-14-059
MQ-15-076
MQ-14-054
MQ-12-006 and 007
MQ-14-057
MQ-14-053
MQ-15-077
MQ-13-018
MQ-14-051
MQ-14-061
N
0 50 100
Meters
473,600 mE
473,700 mE
473,800 mE
473,900 mE
474,000 mE
474,100 mE
474,200 mE
474,300 mE
474,400 mE
474,500 mE
474,600 mE
7,248,900 mN
7,248,800 mN
7,248,700 mN
7,248,600 mN
7,248,500 mN

Intersection Table

Quartz syenite (oberved / interpreted)
Norite (observed / interpreted)
Signifcant Intersection [1 and 2]
Mylonite
Diorite (observed / interpreted)
Paragneiss (observed)
NAN borehole[1]
Contact (observed / interpreted)
Gossan (observed)
Orthogneiss (observed / interpreted)
Historical borehole[1]
Limit of geological mapping

NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland

FOSSILIK AREA BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS

WGS84 UTM Z22N
10-Feb-2016

1. Projected vertically to surface 2. Labeled with intersection number, see table in lower right corner of map for assay results.

Figure 41: Compilation of Drilling Results at the Fossilik Target

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P-058 Target

Eight boreholes (1,108 metres) have been completed in the P-058 area (Figure 41), mainly on sections 15 to 25 metres apart. Seven of the boreholes intersected nickel-copper sulphide mineralization, including narrow, high grade remobilized massive sulphide veins as well as disseminated magmatic sulphide mineralization. One borehole (MQ-15-076 tested a separate electromagnetic target located immediately east of the main target area but did not intersect any significant sulphide mineralization.

Drilling and downhole geophysical survey show that the main sulphide mineralization plunges to the southwest. Geological mapping and 3D modelling completed in 2015 indicate that the norite, and the sulphide mineralization trends to the northeast and dips to the northwest. However there is still not enough information to interpret with confidence the true widths and dimensions of this zone.

The norite intrusion is folded by a steeply-plunging F3 fold (Ravenelle, 2015). Figure 42 show the geometry of the interpreted norite intrusion, the location of the boreholes and the electromagnetic plates modelled around the sulphide intercepts. Remobilized sulphide veins intersected by drilling and the modelled electromagnetic plates are interpreted to lie along the northeast limb of the folded P-058 norite intrusion. The distribution of norite along this limb disrupted and intercalated with orthogneiss. Disseminated magmatic mineralization intersected in borehole MQ-15-077 occurs in the interpreted fold nose where a larger interval of less disturbed norite was intersected. The interpreted northwest limb of the folded norite body does not outcrop and was not tested by drilling

Figure 42: Compilation of Drilling Results at the P-058 Target

Showing Interpreted contacts of Norite body, position of boreholes and modelled electromagnetic plates (oblique view to the north)

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P-059 Target

Three boreholes (556 metres) were drilled to test an electromagnetic anomaly identified from the 2012 VTEM survey (Figure 41). The first two boreholes did not intersect the target but a third borehole, drilled in 2015 to test both the VTEM anomaly and borehole electromagnetic anomalies, intersected a zone of sulphide mineralization.

Geological mapping and 3D modelling completed in 2015 indicate that the sulphide mineralization is hosted in a norite body which has undergone poly-phase folding. It has been folded by F2 folds and refolded into a steeply plunging F3 fold. The sulphide mineralization is located along the northwestern limb of the F3 fold (Ravenelle, 2015b). A geophysical survey conducted in borehole MQ-15-078 show that he borehole intersected a moderately conductive zone. However, no strong off-hole conductor was identified. Two moderate conductance borehole electromagnetic anomalies identified in a previous borehole are located north and below the tested area and remain untested. The sulphide mineralization remains open and further work is required to determine if a coherent zone of sulphide mineralization is present.

P-004 Target

Two boreholes (502 metres) have tested the P-004 VTEM target (Figure 41) and both intersected sulphide mineralization within the Fossilik intrusion.

Geological mapping and 3D modelling completed in 2015 show that the Fossilik intrusion is complexly folded in the P-004 area, with surface gossans occurring along the contacts between norite and orthogneiss. Sulphide mineralization intersected in boreholes is interpreted to occur near F2 fold hinges and in proximity to the margins of the norite intrusion (Ravenelle, 2015b). Based on this work and borehole geophysical data, the best intersection obtained in borehole MQ-13-018 is interpreted to correlate with a surface gossan occurring in the nose of a steeply northwesterly plunging F2 fold. A low conductance electromagnetic plate modelled from the borehole surveys lies immediately north and down plunge of this sulphide mineralization. It has not been tested by drilling. Figure 43 is a 3D image showing the location of the drilling and modelled borehole electromagnetic plates relative to the folded norite intrusion and surface gossan.

The P-004 sulphide mineralization remains open and further work is required to determine if a coherent sulphide zone is present. Surface gossans and sulphide mineralization intersected in boreholes indicate the potential to identify additional mineralization along the folded norite-orthogneiss contact, potentially with larger accumulations occurring in fold nose regions.

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Figure 43: Compilation of Drilling Results at the P-004 Target

Showing Borehole Locations, EM Plates, Surface Gossans, and Interpreted Folded Norite Intrusion View to the Northwest. The vertical slice plane is situated along 7248800 mN. Norite south of the plane has been cut away.

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9.2.4	P-013 Target

The P-013 (Centre) VTEM target (Figure 34) has been tested by five boreholes (1,356 metres). Due to the abundance of boulders in the area, four boreholes were completed from the same drill platform while one borehole was completed from a separate location. All boreholes intersected varying amounts of norite-hosted nickel-copper sulphide mineralization. Salient analytical results are given in Table 14, and a borehole plan map is shown in Figure 44.

One zone of mineralization was intersected in four boreholes over a strike length of 30 to 35 metres and a dip extent of 100 metres. It is interpreted to trend northeast and dip steeply to the northwest. Sulphide intervals intersected by drilling range from 0.40 to 15.85 metres in core length. The true widths are estimated at 0.30 to 12.0 metres based on an azimuth of 57 degrees and a dip of 81 degrees to the northwest.

Borehole electromagnetic surveys have identified clusters of moderately conductive, discrete anomalies, which locally correlate with the sulphide intervals intersected by the boreholes. The drill data and borehole electromagnetic data suggest the presence of one or more additional parallel sulphide lenses. The sulphide mineralization remains open both down-dip and along strike.

Table 14: Salient Borehole Analytical Results, P-013 Target

No.	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
1	MQ-13-032	150.56	159.22	8.66	5.57	0.33	0.09	0.01	0.04
	Incl.	157.21	159.22	2.01	1.29	0.88	0.22	0.03	0.10
	And	157.21	157.61	0.40	0.26	2.20	0.70	0.07	0.26

2	MQ-14-066	157.00	168.00	11.00	6.68	1.31	0.15	0.04	0.07
	Incl.	158.43	164.28	5.85	3.55	2.07	0.12	0.05	0.07

3	MQ-14-068	126.70	142.55	15.85	12.06	0.87	0.27	0.03	0.09
	Incl.	130.85	134.25	3.40	2.59	2.07	0.34	0.06	0.15

4	MQ-15-079	185.05	195.70	10.65	2.93	1.03	0.39	0.04	0.06
5		200.75	206.00	5.25	1.43	1.15	0.18	0.03	0.07

6	MQ-15-094	212.75	224.70	11.95	5.66	0.94	0.44	0.02	0.10
	Incl.	215.10	217.00	1.90	0.90	1.63	0.37	0.05	0.08
	And	220.20	224.70	4.50	2.13	1.23	0.22	0.03	0.08

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3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 85

475,000 mE
475,100 mE
475,200 mE
7,240,000 mN
7,239,900 mN
7,239,800 mN
MQ-13-032
MQ-14-066
MQ-14-068
MQ-15-094
MQ-15-079
1
2
3
4
5
6

Intersection Table

No	Borehole	From (m)	To (m)	Core Interval (m)	True Width (m)	Ni %	Cu %	Pt+Pd+Au g/t
1	MQ-13-032	150.56	159.22	8.66	5.57	0.33	0.09	0.04
	Incl.	157.21	159.22	2.01	1.29	0.88	0.22	0.10
	And	157.21	157.61	0.40	0.26	2.20	0.70	0.26
2	MQ-14-066	157.00	168.00	11.00	6.68	1.31	0.15	0.07
	Incl.	158.43	164.28	5.85	3.55	2.07	0.12	0.07
3	MQ-14-068	126.70	142.55	15.85	12.06	0.87	0.27	0.09
	Incl.	130.85	134.25	3.40	2.59	2.07	0.34	0.15
4	MQ-15-079	185.05	195.70	10.65	2.93	1.03	0.39	0.06
5	MQ-15-079	200.75	206.00	5.25	1.43	1.15	0.18	0.07
6	MQ-15-094	212.75	224.70	11.95	5.66	0.94	0.44	0.10
	Incl.	215.10	217.00	1.90	0.90	1.63	0.37	0.08
	And	220.20	224.70	4.50	2.13	1.23	0.22	0.08

Borehole Lithologies[1]

- Carbonatite
- Granite / granodiorite
- Mafic intrusive
- Mineralized norite
- Norite
- Pyroxenite
- Amphibolite
- Mafic gneiss
- Orthogneiss

Other Symbols

- Borehole collar
- Significant intersection[1 and 2]
- Interpreted mineralized zone[1]

N

0 25 50 75 100

Meters

1. Projected vertically to surface
2. Labeled with intersection number, assay results in table in lower left corner of map

NORTH AMERICAN NICKEL INC.

Maniitsoq Project, SW Greenland

P-013 BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS

WGS84 UTM Z22N

11-Feb-2016

Figure 44: Compilation of Drilling Results at the P-013 Target

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3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 86

9.2.5	P-030 and P-032 Targets

The P-030 and P-032 nickel sulphide occurrences are located 1.3 kilometres apart (Figure 34) and occur within a 2-kilometre long northeast striking norite intrusion. North American Nickel has completed six boreholes (1,047 metres) to test these two target areas. Salient analytical results are given in Table 15; Figure 45 is a compilation map showing borehole locations and summarizing the results at this target.

Table 15: Salient Borehole Analytical Results, P-030 and P-032 Targets

No.	Target Area	Borehole	From (m)	To (m)	Core Interval (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
1	P-030	MQ-14-070	22.00	33.65	11.65	0.32	0.10	0.01	0.09
2			40.75	60.85	20.10	0.63	0.20	0.02	0.18
3			112.20	130.00	17.80	0.33	0.11	0.02	0.26

4		MQ-15-089	33.95	43.50	9.55	0.41	0.07	0.02	0.12
		Incl.	33.95	34.25	0.30	1.33	0.21	0.04	0.33
		And	35.35	36.60	1.25	0.95	0.17	0.03	0.28

5	P-032	MQ-15-090	71.90	85.70	13.80	0.79	0.27	0.02	0.07
		Incl.	71.90	77.00	5.10	1.06	0.37	0.03	0.09
		And	84.20	85.70	1.50	2.47	0.69	0.08	0.23
6			91.35	93.70	2.35	0.95	0.21	0.02	0.07

7		MQ-15-100	122.50	130.50	8.00	0.58	0.14	0.02	0.06
		Incl.	125.90	126.90	1.00	1.60	0.34	0.05	0.19

P-030 Target

At the P-030 target (Figure 45), the historical Nunanguit nickel occurrence was tested by KØ with nine shallow core boreholes in 1970. All of the historical boreholes intersected nickel-copper sulphide mineralization. Significant intersections included 0.76 percent nickel and 0.16 percent copper over a core length of 22.08 metres in borehole Nu-1 and 1.2 percent nickel and 0.48 percent copper over a core length of 2.9 metres in borehole Nu-2. There is insufficient information to determine if the reported core length intervals represent true width.

The 2012 VTEM survey carried out by North American Nickel identified an electromagnetic anomaly located immediately east of the historic boreholes. North American Nickel completed three boreholes (448 metres) in this area to follow-up on the airborne anomaly and subsequent borehole electromagnetic anomalies. Two of the boreholes, located 50 metres apart, intersected norite-hosted sulphide mineralization. The best analytical results were obtained in borehole MQ-14-070 that yielded 0.63 percent nickel, 0.20 percent copper and 0.18 g/t Pt+Pd+Au over a core length of 20.1 metres including 1.86 percent nickel, 0.52 percent copper and 0.49 g/t Pt+Pd+Au over 1.2 metres. There is insufficient information to determine if the reported core length intervals represent true width.

Based on borehole electromagnetic data, the mineralization intersected in borehole, MQ-14-070 is interpreted to plunge steeply to the southeast, suggesting that borehole MQ-15-089 was drilled west of the main trend of mineralization.

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3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 87

TARGET P-032
TARGET P-030
TARGET P-061
MQ-13-014
MQ-15-090
MQ-15-100
MQ-13-013
MQ-13-012
MQ-14-070
MQ-15-089
1
2
3
4
5
6
7
N
0 100 200 300 400
Meters
470,600 mE
471,000 mE
471,400 mE
471,800 mE
472,200 mE
472,600 mE
473,000 mE
7,217,800 mN
7,217,400 mN
7,217,000 mN
7,216,600 mN

Intersection Table

Mafic dyke (observed) / interpreted
Pegmatite (observed) / interpreted
Diorite (observed / interpreted)
Gossan (observed)
Norite (observed / interpreted)
Paragneiss (observed)
Orthogneiss (observed / interpreted)
Signifcant Intersection [1 and 2]
NAN borehole[1]
Historical borehole[1]
Fault (observed / interpreted)
Contact (observed / interpreted)

1. Projected vertically to surface 2. Labeled with intersection number, see table in lower right corner of map for assay results.

NORTH AMERICAN NICKEL INC.

Maniitsoq Project, SW Greenland

P-030 and P-032 AREA BOREHOLE PLAN and SIGNIFICANT INTERSECTIONS

WGS84 UTM Z22N 18-Feb-2016

Figure 45: Compilation of Drilling Results at the P-030 and P-032 Targets

March 24, 2016

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Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 88

P-032 Target

Three boreholes (599 metres) have been completed by North American Nickel at the P-032 target (Figure 45). Two of the boreholes, located approximately 35 metres apart, intersected norite-hosted sulphide mineralization. The best interval was intersected in borehole MQ-15-090 and yielded 0.79 percent nickel and 0.27 percent copper over a core length of 13.8 metres, including 1.06 percent nickel and 0.37 percent copper over 5.1 metres. There is insufficient information to determine if the reported core length interval represents true width.

Although borehole electromagnetic surveys identified two low to moderate conductance anomalies situated between boreholes MQ-15-090 and MQ-15-100, the extent of the sulphide mineralization is not well-defined by geophysical methods because of its electrically disconnected nature. Further evaluation of the mineralized P-030/032 trend would benefit from alternative geophysical methods (Induced Polarisation), as well as additional structural geology mapping and 3D modelling.

9.2.6	P-053 Target

Nine boreholes (1,845 metres) have been completed at P-053 from four separate drilling platforms spaced approximately 40 to 100 metres apart (Figure 46). Eight of the boreholes intersected variable amounts of norite-hosted sulphide mineralization, and one borehole was aborted and re-drilled. The results at these targets are summarized in Figure 46. Salient analytical results are shown Table 16 There is insufficient information to determine if the reported core length interval represents true width.

The most significant sulphide mineralization is in borehole MQ-15-082, which intersected a wide zone of sulphide stringers and semi-massive to massive sulphide breccia veins. A core length interval of 23.7 metres returned 1.98 percent nickel, 0.62 percent copper and 0.19 g/t Pt+Pd+Au, including 2.78 percent nickel, 0.36 percent copper and 0.26 g/t Pt+Pd+Au over 12.2 metres. There is insufficient information to determine if the reported core length interval represents true width. Three other boreholes (MQ-15-084, 085 and 102) intersected narrow intervals of magmatic net-textured and remobilized semi-massive to massive sulphide breccia veins and stringers over core lengths of less than 1.0 to 5.6 metres. The sulphide mineralization intersected in these four boreholes is interpreted to dip steeply to the south-southwest. Intersection true widths are estimated to be 65 percent of core lengths. The dimensions of the zone are not well constrained by the limited drilling information.

Downhole geophysical surveys conducted in the boreholes identified a number of discrete, high conductance off-hole and in-hole edge responses with the centres of highest conductivity located west of borehole MQ-15-082 and west of borehole MQ-15-084. Further drilling is required to determine the extent of the sulphide mineralization at the P-053 target.

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 89

Figure 46: Compilation of Drilling Results at the P-053 Target

Table 16: Salient Borehole Analytical Results, P-053 Target

No	Borehole	From (m)	To (m)	Core Interval (m)	Ni %	Cu %	Co %	Pt+Pd+Au g/t
1	MQ-14-071	93.65	95.00	1.35	0.60	0.09	0.02	0.12
2		108.93	109.17	0.24	0.85	1.80	0.03	0.56

3	MQ-15-082	93.00	116.70	23.70	1.98	0.62	0.09	0.19
	Incl.	93.00	104.50	11.50	1.12	0.91	0.05	0.12
	And	104.50	116.70	12.20	2.78	0.36	0.13	0.26

4	MQ-15-083	85.58	87.65	2.07	0.23	0.06	0.01	0.05

5	MQ-15-084	196.00	201.60	5.60	1.03	0.34	0.05	0.12
	Incl.	199.15	201.05	1.90	1.70	0.20	0.09	0.17

6	MQ-15-085	229.50	230.85	1.35	0.98	0.45	0.05	0.14

7	MQ-15-101	301.90	302.50	0.60	0.72	0.22	0.02	0.12

8	MQ-15-102	189.30	189.60	0.30	1.57	1.71	0.08	0.34

9	MQ-15-103	42.45	44.00	1.55	0.22	0.14	0.01	0.04

March 24, 2016

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Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 90

9.2.7	P-149 and P-146 Targets

Drilling was carried out at two locations along the 2.8 kilometre long Pingo norite intrusion located in the northern part of the Maniitsoq property (Figure 34). Figure 47 summarizes the exploration work completed at the two targets.

Figure 47: Compilation of Drilling Results at the P-146 and P-149 Targets

At P-149, a short borehole (Pi-1) completed by KØ in 1970 (Figure 47) intersected norite-hosted disseminated sulphides which averaged 0.58 percent nickel and 0.24 percent copper over a core length of 4.16 metres. There is insufficient information to determine if the reported core length interval represents true width. Two boreholes (343 metres) were completed in the same area by North American Nickel in 2014 to test a weak electromagnetic anomaly detected by the 2013 VTEM survey. The widest sulphide interval was obtained in borehole MQ-14-041; and yielded 0.36 percent nickel and 0.17 percent copper over a core length of 23.2 metres. A narrow interval of net-textured and stringer sulphides included in that interval returned 3.31 percent nickel, 0.61 percent

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 91

copper and 0.27 g/t Pt+Pd+Au over 0.5 metres. There is insufficient information to determine if the reported core length intervals represent true width. The Pingo sulphide mineralization is similar to the Spotty Hill disseminated sulphide mineralization and is characterized by abundant visible pentlandite and an elevated PGM content.

At P-146, one borehole (131 metres) completed by North American Nickel intersected two intervals of weakly disseminated sulphide in norite with the best interval yielding 0.26 percent nickel and 0.12 percent copper over a core length of 5.45 metres. There is insufficient information to determine if the reported core length interval represents true width.

Borehole electromagnetic surveys at P-149 and P-146 did not detect any significant response; the VTEM anomalies at P-146 and P-149 are interpreted to be caused by the magnetic orthogneisses intersected in drilling.

9.2.8	Regional Drilling

During the period 2013 to 2015, 21 regional exploration targets located throughout the Maniitsoq property were tested by 27 core boreholes (3,793 metres, see Figure 32). In addition, two boreholes (214 metres) were completed at the Quagssuk nickel occurrence (North American Nickel’s P-049 VTEM target) and one borehole (179 metres) was completed at the Takissoq West nickel occurrence (North American Nickel’s G-013 target). Elevated nickel, copper and zinc were obtained at a number of these targets as summarized below.

Norite intrusions containing disseminated nickel-copper sulphides were intersected at the P-013 SE, P-022 SE, P-061, P-097, and P-136 targets (Figure 32). Off-hole borehole electromagnetic anomalies were identified at P-013SE, P-022 SE, P-097, and P-136 and potentially warrant additional drilling.

At P-290, remobilized sulphide stringers and veins associated with norite were intersected in borehole MQ-15-097 over a core length of 5.95 metres. That interval returned 0.34 percent copper including a 0.95 metre interval which yielded 0.72 percent copper and 0.11 percent nickel. There is insufficient information to determine if the reported core length interval represents true width. A strong off-hole borehole electromagnetic anomaly was detected beyond the end of the borehole and has not been tested. At P-289, sulphide veins and stringers associated with norite and possible siliceous metasedimentary rock returned weakly anomalous nickel and copper values. The P-289 and P-290 targets were both identified from the 2015 VTEM survey and are located in the poorly explored northern portion of the Maniitsoq property (see Figure 32).

Weakly anomalous nickel values were obtained in remobilized sulphide stringers in pegmatite and gneiss in borehole MQ-15-093 at the P-012 target and in sulphidic metasedimentary rocks in borehole MQ-15-086 at P-038. Borehole geophysical surveys identified moderate to strong off-hole responses.

At Takissoq West (Figure 32), one historical borehole (Tak-2) intersected pyribolites (highly ferromagnesian granulite), the best interval returned 0.18 percent nickel and 0.11 percent copper over a core length of 4.1 metres. There is insufficient information to determine if the reported core length interval represents true width. The 2015 VTEM survey identified a strong electromagnetic conductor in the immediate vicinity, tested by borehole MQ-15-096. This borehole intersected a sequence mafic volcanic and intrusive rock as well as siliceous metasedimentary rock hosting two sulphide zones containing elevated copper and zinc values over core lengths of 6.75 and 9.0 metres. The borehole electromagnetic survey detected two related off-hole anomalies, suggesting that the most conductive portions of the conductors have not been tested.

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3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 92

The Quagssuk nickel occurrence was discovered in 1962 by aerial and surface prospecting and is a 40-metre long norite gossan along a northeast striking fault zone (Figure 48). Seventy-nine rock samples collected by KØ averaged 1.8 percent nickel and 1.1 percent copper, and three short historic boreholes (QU-1, 2 & 3) intersected mineralization returning a best value of 1.97 percent nickel and 0.43 percent copper over a core length of 4.95 metres in norite. There is insufficient information to determine if the reported core length interval represents true width. The 2012 VTEM survey identified a strong airborne electromagnetic conductor over the Quagssuk occurrence that was tested by two core boreholes in 2013. Neither borehole intersected sulphide mineralization, but a recent re-interpretation of the VTEM data suggests that this anomaly is a pipe-like body plunging to the south southwest. It is possible that the two boreholes drilled in 2013 missed this anomaly. The historical boreholes have intersected the shallow portion of the VTEM conductor. Its depth extensions have not been tested.

Figure 48: Compilation of Drilling Results at the Quagssuk Occurrence

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9.3	Drilling and Sampling Procedures

The drilling programs completed between 2012 and 2015 used different drilling companies utilizing variously configured helicopter-portable wireline “fly” drill rigs as summarized in Table 17. All drilling was completed using thin wall B size (BTW) coring equipment capable of recovering core 41 millimetres in diameter. All moves were carried out by helicopter. The base of operations was the exploration camp located on Puiattoq Bay at the end of Amitsuarssuk fjord (see Figure 4).

Table 17: Drilling Contractors and Equipment

Year	Drilling Company	Equipment
2012	Cartwright Drilling Inc., Goose Bay, Labrador, Canada	1 CDI-500 diamond drill core rig

2013	Westcore Drilling Inc., Salmo, BC, Canada	1 Multi-power Products (MPP) Discovery diamond drill core rig

2014	Cartwright Drilling Inc., Goose Bay, Labrador, Canada	1 CDI 500 diamond drill core rig and 1 CDI 700 diamond drill core rig

2015	George Downing Estate Drilling Limited, Grenville-sur-la-Rouge, Quebec, Canada	1 Boyles JKS 300 diamond drill core rig

Borehole collar locations were planned and marked in the field by North American Nickel geologists using a handheld GPS receiver and compass. Each collar location was marked with a flagged wooden picket labelled with the borehole information. Photographs were then taken of the planned drill sites prior to the arrival of the drill. The drill rigs were positioned on prepared drill pads over a pegged collar location and typically aligned using positioned foresights. In some cases due to topographical constraints, markers in lieu of foresights were spray painted on rocks or positioned back sights were used. In 2014, a Reflex North finder Azimuth Pointing System (APS) tool was used to align boreholes completed by the CDI 700 drill rig to test mineralized targets including those in the Imiak Hill Complex area. The head inclination was set by the lead driller using a magnetic angle gauge. The pad preparation involved the positioning of platform timbers and the setting of anchors to secure the drill.

Upon completion of the borehole, drill rods and steel casing were extracted from the borehole, and the collar position was marked by a flagged wooden picket affixed with an aluminum tag denoting the borehole name, azimuth, inclination, and final borehole depth. The same information was also written on the wooden picket with a lumber pencil. In some cases, casing was left in the borehole in order to keep it open and facilitate future down-hole surveys or borehole deepening. In these instances, casing caps were affixed to the top of the casing. If the borehole was making water, the borehole was sealed prior to drill rig removal to prevent outflow of water.

Collar positions were recorded with a handheld GPS receiver after the completion of each borehole and after the drill rig was removed. Each drill site was inspected for debris by North American Nickel personnel and photographs of each drill site, showing the pegged collar location and condition of the site, were taken.

In 2014, a total of 29 historical and 41 North American Nickel borehole collars located in the Imiak Hill and Fossilik areas were surveyed by ASIAQ Greenland Survey using two Leica GPS receivers. The GPS data were post processed in order to yield sub-metre accuracy relative to two project survey pins established earlier in 2014 by ASIAQ.

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Most boreholes were drilled at angles ranging from 45 to 77 degrees from the horizontal. Down-hole surveys were completed at a nominal 30-metre spacing using various down-hole direction survey equipment including a Reflex EZ-Shot electronic single shot (magnetic) device (2012, 2013, and 2014) and a Reflex EZ-TRAK electronic multi-shot (magnetic) device (2014 and 2015). Both tools are solid state, electronic, magnetic-based instruments, which measure the earth’s magnetic field strength using a triaxial solid state fluxgate magnetometer and dip direction through a triaxial solid state accelerometer. Azimuth and dip readings are accurate to within ±0.35 to 0.5 degrees and ±0.2 to 0.25 degrees, respectively. Because the instrument measures the total magnetic field, any influence from the presence of magnetic rocks down-hole is known. In 2015, if an azimuth reading was suspect due to magnetic interference recorded by the instrument, then the reading was discarded and replaced with the average value of an accepted reading above and below the suspect reading. This process was carried out in order to utilize the dip from the test with the suspect azimuth.

A total of 95 boreholes were surveyed with the Crone Geophysics and Exploration Ltd Pulse electromagnetic System. In order to determine the rotational position of the XY probe used in the electromagnetic surveys, a rad tool with onboard accelerometers and magnetometers was lowered down-hole, which provided borehole orientation data that can be used as an independent check on the Reflex survey data for those boreholes surveyed. In 2014 and 2015, a comparison of end of borehole positions, using the Reflex survey data, relative to the rad tool data generally showed good correlation of position with the plotted end of borehole positions. In 2015, differences were less than 5 percent (average of 1.27 percent) as a percentage relative to total borehole length. In 2014, the average difference was 2.57 percent with six boreholes exceeding a 5 percent difference.

Core retrieved from the boreholes was placed in wooden core trays at the drill site by a helper. Wooden blocks inscribed with depths in metres are placed after each 3-metre run of core. Core was moved from the drill site to the exploration camp by helicopter.

At camp, core was examined for consistency and reordered as necessary. Trained technicians orientated and aligned the core in the core trays and marked 1-metre intervals on the core over the entire length of the borehole. Rock quality designation (RQD) measurements and recoveries were recorded by the technicians for each 3-metre core run, and magnetic susceptibility and conductivity measurements were taken at regular intervals over the length of each borehole. These measurements were initially recorded in Excel spreadsheets and later incorporated into the digital database.

Overall, core recovery averages 99.5 percent, except in localized faults and broken rock.

The core was logged by North American Nickel geologists recording major and minor lithologies, mineralization, sulphide mineralogy, alteration, and structural features. Structural measurements (alpha angles) included mineral foliations, banding, lithologic contacts, dikes, and veins. X-ray fluorescence (XRF) readings were taken locally with a portable XRF gun at the geologist’s discretion and most commonly to check nickel and copper contents of mineralization. Core was then marked for sampling. All descriptive information was captured digitally using core logging software and regularly transferred to the project database. Prior to core sampling, the core boxes were photographed for future reference. The digital photos are stored as part of the project database.

Core sampling during the period 2012 to 2015 was completed by experienced geologists and geotechnicians working under the supervision of project managers. During core logging, the geologists set out intervals to be sampled for assay, specifically targeting intervals containing visible sulphide, and adjacent hanging wall and footwall areas. Care was taken not to span lithological contacts wherever possible. Selected 10- to 15-centimetre long samples representing a range of lithologies were also collected for whole rock analyses. Sample intervals were marked directly on the core with a grease pencil and unique numbered assay tags were inserted in the core trays with a

March 24, 2016

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Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 95

copy of the stub retained in a tag book for reference. The sample tag books are retained in Canada, either at the North American Nickel office in North Vancouver, British Columbia or the company’s core facility in Sudbury, Ontario.

A reference line parallel to foliation was drawn along the core and core was sawn in half lengthwise at an angle perpendicular to the reference line using a rock saw. One half of the core was placed in a labelled plastic sample bag along with its sample tag, and it was sealed and sent for analysis. The other half (with the reference line) was returned to the core box for future reference. A copy of the sample stub was also placed in the core tray for reference and the sample number was written on the cut core with a grease pencil. Sample intervals ranged from 0.08 to 3.0 metres averaging 1.25 metres in length. Sampling procedure aims at collecting core samples ranging from 0.5 to 1.50 metres and typically 1.0 metres in length. The minimum and maximum core interval sampled is 0.1 and 2.0 metre, respectively.

9.4	SRK Comments

SRK reviewed the core logging and sampling procedures used by North American Nickel. In the opinion of SRK, the current core logging and sampling procedures used by North American Nickel are consistent with generally accepted industry best practices and are, therefore, adequate for an exploration project.

March 24, 2016

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10	Sample Preparation, Analyses, and Security

10.1	Historical Sampling (1959 – 2011)

The borehole and surface sampling preparation, analysis, and security procedures utilized by KØ, Falconbridge, Nunaoil A/S, Cominco, Planitonva A/S, Monopross, and IceFire Diamonds A/S between 1959 and 2011 are unknown.

10.2	Sampling by North American Nickel (2012 – 2015)

From 2012 to 2015, North American Nickel completed 20,245 metres of core drilling and submitted 6,211 core samples (excluding quality control samples) from the Maniitsoq project for assaying. An additional 417 surface grab samples, 142 channel samples, and 525 lithogeochemistry samples (core and/or surface) were collected and submitted for analyses from 2011 to 2015. Sample preparation and analyses were performed by Activation Laboratories Ltd (Actlabs), ALS Global (ALS), and SGS Canada Inc. (SGS) as summarized in Table 18. The analytical laboratories used are independent commercial facilities located in Canada, Ireland, Sweden, and Greenland, as summarized below:

•	Activation Laboratories Ltd. (Actlabs): The Actlabs facility in Ancaster, Ontario is accredited to ISO/IEC 17025:2005 by the Standards Council of Canada for a number of specific analytical mineral procedures including those used to assay the samples collected in 2011 and 2012 (1F2, 1C, 4Litho, 4B, 4B1, and 8-4acid Assay). In 2012, the 1C-OES method was performed in Nuuk, Greenland to the same standards as Actlabs’ accredited methods; the data were reviewed in Ancaster, Ontario.

•	ALS Global: The ALS facility in North Vancouver, British Columbia is accredited to ISO 9001:2008 as well as ISO/IEC 17025:2005 for a number of specific analytical mineral procedures including those used to assay the samples collected in 2014 (ME-ICP61, ME-OG62 and PGM-ICP23). The ALS Loughrea, Ireland facility is accredited to ISO/IEC 17025:2005 by the Irish National Accreditation Board for a number of specific analytical procedures including several used to assay the samples collected in 2013 and 2015 (ME-ICP61, PGM-ICP23, S-IR08, ME-ICP06 and ME-MS81). SRK was unable to determine whether the ALS facility in Öjebyn, Sweden, where the preparation of samples was carried out in 2013 and 2015 is accredited; however, all ALS Global facilities operate under a global quality management system, and most laboratories are accredited to ISO 9000:2008.

•	SGS Canada Inc.: The SGS facility in Burnaby, British Colombia is accredited to ISO/IEC 17025:2005 by the Standards Council of Canada for a number of specific analytical mineral procedures including those used to prepare and assay the samples collected in 2014 and 2015 (ICP40B, ICP90Q and FAI313).

Rock and core samples were prepared for assaying using conventional preparation procedures including the following:

•	Actlabs Greenland: Weigh, dry, crush up to 90 percent passing 2 millimetres, split 250 grams and pulverize to 95 percent passing 105 microns.

•	SGS: Weigh, dry, crush to 80 percent passing 2 millimetres, split 250 grams and pulverize to 85 percent passing 75 microns.

•	ALS: Weigh, dry, crush to >70 percent passing 2 millimetres, split 250 grams and pulverize to > 85 percent passing 75 microns.

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Table 18: Summary of Analytical Laboratories and Procedures Used

Year	Analytical Company	Preparation Laboratory	Analytical Laboratory	Analytical Procedures
Surface Grab Samples:
2011	Actlabs Greenland / Activation Laboratories Ltd.	Nuuk, Greenland	Ancaster, ON, Canada	•	Ni, Cu, Co, S & multi-elements by 4 acid digestion and ICP finish (IF2 ± code 8)
				•	Pt, Pd, Au by (30 g) fire assay and ICP-MS finish (1C)
Whole Rock Samples:
				•	Major, trace and rare earth elements by lithium metaborate/tetraborate fusion and ICP finish (4Litho and 4B1)

2012	Actlabs Greenland / Activation Laboratories Ltd.	Nuuk, Greenland	Ancaster, ON, Canada & Nuuk, Greenland	Core and Surface Grab Samples:
				•	Ni, Cu, Co, S & multi-elements by 4 acid digestion and ICP finish (IF2 ± code 8; Ancaster)

				•	Pt, Pd, Au by (30 g) fire assay and ICP-OES finish (1-OES; Nuuk)
Whole Rock Samples:
				•	Major and trace elements by lithium metaborate/tetraborate fusion and ICP finish (4B; Ancaster)

2013	ALS Global	Öjebyn, Sweden	Loughrea, Ireland	Core and Surface Grab Samples:
				•	Ni, Cu, Co, S & multi-elements by 4 acid digestion and ICP-AES finish (ME-ICP61)

				•	Pt, Pd, Au by (30 g) fire assay and ICP-AES finish (PGM-ICP23)

				•	S re-analyzed by LECO for selected samples (S-IR08)

				•	Specific gravity determination: core (OA-GRA08), pulp (OA-GRA08b)
Whole Rock Samples: Surface samples only
				•	Major, trace and rare earth elements by lithium borate fusion and ICP-AES and ICP-MS finishes (ME-ICP06 & ME-MS81)

				•	Volatile Au related elements by aqua regia digestion and ICP-MS finish (ME-4ACD81)

				•	S by LECO (S-IR08)

2013	SGS Minerals Services / SGS Canada Inc.		Burnaby, BC, Canada	Mineralogical study on core:
				•	Quantitative mineralogical assessments primarily using quantitative evaluation of minerals by scanning electron microscopy (QEMSCAN) and electron microprobe analysis (EMPA)

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Table 18: Summary of Analytical Laboratories and Procedures Used (Continued)

Year	Analytical Company	Preparation Laboratory	Analytical Laboratory	Analytical Procedures
Core and Surface Grab Samples:

2014	SGS Minerals Services / SGS Canada Inc.	Nuuk, Greenland	Burnaby, BC, Canada	•	Ni, Cu, Co, S & multi-elements by 4 acid digestion and ICP-AES finish (GE ICP40B)
				•	Metal overages re-analyzed by sodium peroxide fusion and ICP-AES finish (GO ICP90Q)
				•	Pt, Pt, Au by (30g) fire assay and ICP-AES finish (FAI313)
				•	Specific gravity determinations: pulp (G PHY03V)
Whole Rock Samples:
				•	Major by lithium metaborate fusion and ICP-AES (GO-ICP95A)
				•	Trace and rare earth elements by sodium peroxide fusion and ICP-AES & ACP-MS finishes (GE-ICM90A)
				•	Quantitative mineralogical assessments primarily using QEMSCAN and EMPA
	ALS Global (Umpire Lab)		North Vancouver, BC, Canada	Umpired analysis of “prep” duplicates:
				•	Ni, Cu, Co, S & multi-elements by 4 acid digestion and ICP-AES finish (ME-ICP61 & ME-OG62)
				•	Pt, Pd, Au by (30 g) fire assay and ICP-AES finish (PGM-ICP23)
2015	ALS Global	Öjebyn, Sweden	Loughrea, Ireland	Core, “prep” duplicates, and Surface Grab Samples:
				•	Ni, Cu, Co, S (and 12 additional major and trace elements) by sodium peroxide fusion, HCl dissolution and ICP-AES finish (ME-ICP81)
				•	Pt, Pd, Au by (30 g) fire assay with ICP-AES finish (PGM-ICP23)
				•	S overages re-analyzed by LECO (S-IR08)
				•	Specific gravity determination: pulp (OA-GRA08b)
Whole Rock Samples:
				•	Major, trace and rare earth elements by lithium borate fusion and ICP-MS and ICP-AES finishes (ME-MS81d)
Umpired analysis of “pulp” replicates:
	SGS Canada Inc. (Umpire Lab)		Burnaby, BC, Canada	•	Ni, Cu & Co by sodium peroxide fusion and ICP-AES finish (GO-ICP90Q)
				•	Pt, Pt, Au by (30 g) fire assay and ICP-AES finish (FAI313)
				•	Quantitative mineralogical assessments primarily using QEMSCAN and EMPA

Sample batches were placed in sealed and labelled rice bags on site and transported by chartered boat to the coastal port of Nuuk. In 2015, the weight of each individually bagged sample was recorded as part of the sample shipment documentation (in addition to the usual weighing of the larger rice bags). From Nuuk, the sample batches were transported either to the in-country (by truck) or out-of-country (by air) preparation facility operated by the analytical company contracted to carry out sample preparation and analysis. After preparation, pulps were sent by air courier to the analytical laboratory for analysis. Upon receipt at the sample preparation facility, samples were logged into an online sample tracking system.

Core sample, surface grab, plugger, and channel samples were routinely assayed for nickel, copper, cobalt, platinum, palladium, gold, and sulphur as well as selected other major and/or trace elements. Analyses for nickel, copper, cobalt and sulphur and other selected elements were performed either by

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4 acid digestion (2011, 2012, 2013, and 2014) or by sodium peroxide fusion and HCl dissolution (2015) with an ICP-AES/OES (inductively coupled plasma optical emission spectrometry) finish. Analyses for platinum, palladium, and gold were performed by fire assay using a 30-gram charge with an ICP-AES/OES or ICP-MS (mass spectroscopy) finish. In 2013, selected samples were re-analyzed for sulphur by infrared combustion (LECO) and in 2015 sulphur in samples exceeding upper limits of the ICP method was also re-analyzed by LECO. Whole rock analyses were performed by borate fusion and ICP-AES and ICP-MS finishes.

10.2.1	Specific Gravity

Specific gravity of various rock types and sulphide mineralization was measured for sample intervals sent for analyses in the 2013, 2014, and 2015 drilling programs. All specific gravity measurements were performed by the analytical laboratory. Specific gravity was measured on 283 core samples using a water immersion method and on 808 pulverized core samples by pycnometry. Results summarized in Table 19 were integrated with the drilling database.

Table 19: Summary of Specific Gravity Data Collected on the Maniitsoq Project

Lithology / Mineralization	MgO %	Sulphur %	Specific Gravity (pulp)
Massive sulphide	NA	> 25%	3.9 – 4.7
Intrusion-hosted semi-massive sulphide	NA	> 12 – 25%	3.4 – 4.2
Sulphide-bearing intrusion	< 15%	5 – 12%	3.0 – 3.5
(incl. stringer/vein and net-textured sulphide)	15 – 17%	5 – 12%	3.4 – 3.8
Sulphide-bearing intrusion	< 20%	1 – 5%	2.9 – 3.6
with disseminated sulphide	> 20%	1 – 5%	3.2 – 3.5
Leuconorite	5 – 10%	< 1%	2.7 – 3.2
Norite	10 – 20%	< 1%	2.9 – 3.7
Pyroxenite	> 20%	< 1%	3.0 – 4.0
Orthogneiss / granite / pegmatite	NA	< 1%	2.7 – 2.9

In 2013, specific gravity was measured on pulp samples from selected sulphide mineralization borehole intervals from the Imiak Hill and Spotty Hill targets. Specific gravity was also measured on selected core from the same boreholes for comparative purposes. In 2014, specific gravity was measured on pulp samples from eight boreholes and on core from one of the same boreholes. In 2015, specific gravity was routinely measured on pulp samples from sulphide-bearing intervals.

For core samples, specific gravity was measured on unweathered and uncoated core samples using a water immersion method. The technique involved weighing core intervals in air and then weighing suspended in water. Measurements were carried out on sawn half core over the full sample interval at the preparation laboratory in Nuuk (2013) and in Sweden (2014).

Specific gravity measured by pycnometry by ALS in 2013 and 2015 involved placing 3.0 grams of the pulp samples into an empty pycnometer which was then filled with solvent (either methanol or acetone) with a known SG, and the pulp-solvent mixture was then weighed. In 2014, measurements completed by SGS used 5.0 grams of the pulp sample placed in a helium gas pycnometer to determine the true volume of the sample. The volume of the sample was then converted into specific gravity using the weight of sample.

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For 50 samples from one Imiak Hill and two Spotty Hill boreholes, specific gravity was measured using both core and pulp samples. Specific gravity measured by both methods compares well, usually within 10 percent of each other.

As expected, massive sulphide samples have the highest specific gravity ranging from 3.9 to 4.7 followed by semi-massive sulphide samples ranging from 3.4 to 4.2. Density of norite and pyroxenite samples containing less than 1 percent sulphur show significant overlap over a range of MgO contents. A closer inspection of individual samples containing up to 5 percent sulphur indicates that some of the overlap may be explained by the magnetite content of the samples and, more rarely, by the presence of ultramafic inclusions within the norite. Barren orthogneiss samples show the lowest and most tightly grouped specific gravity ranging from 2.7 to 2.9.

10.3	Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of the exploration data. These measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation, and assaying process. They are also important to prevent sample mix-up and to monitor the voluntary or inadvertent contamination of samples.

Assaying protocols typically involve regularly duplicating and replicating assays and inserting quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is normally performed as an additional test of the reliability of assaying results. It generally involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

For the 2012 to 2015 core drilling programs, North American Nickel instituted a comprehensive analytical quality assurance and quality control program samples involving the use of blanks and certified reference materials samples to monitor analytical results on an on-going basis. Starting in 2014, preparation duplicate and pulp replicate analyses were integrated into the analytical protocols.

The specification of the control samples used by North American Nickel on the Maniitsoq project is summarized in Table 20.

During the 2013 field season North American Nickel submitted commercial certified reference material and samples blanks with channel samples at a rate of approximately one in 12.

Commercial certified reference material (over a range of nickel, copper, cobalt, platinum, palladium, and gold grades) and sample blanks were inserted in every core sample batch of 20 core samples or a minimum of one per sample batch. Certified reference materials were sourced from CF Reference Materials Inc. of Sudbury, Ontario (CFRM-XX), CDN Resource Laboratories Ltd. of Langley, BC (CDN-XX), Ore Research and Exploration Pty Ltd. of Melbourne (OREAS-XX), Australia and African Mineral Standards of Johannesburg, South Africa (AMIS-XX).

North American Nickel used 10 distinct control samples certified for nickel, copper, cobalt, platinum, palladium, and gold. Expected values are shown in (Table 20). In 2012 and 2013, two

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control samples certified for platinum, palladium, and gold values were also used. Sample blank material was sourced from a barren granite gneiss outcrop at the exploration camp site. In 2015, a gold control sample (AMIS-0288) was also used for use as a nickel blank.

Table 20: Certified Control Samples Used on the Maniitsoq Project (2012 – 2015)

Control Sample	Ni (%)	SD* (%)	Cu (%)	SD* (%)	Co (%)	SD* (%)	Pt ppm	SD* ppm	Pd ppm	SD* ppm	Au ppm	SD* ppm
CFRM-100	0.299	0.015	0.349	0.013	0.018	0.001	0.322	0.029	0.356	0.026	0.167	0.008
CFRM-101	1.191	0.035	0.881	0.031			0.536	0.032	0.593	0.019	0.171	0.009
CFRM-102	2.452	0.049	1.695	0.071			0.849	0.036	0.904	0.050	0.137	0.009
CDN-ME-09	0.912	0.062	0.654	0.018	0.017	0.001	0.664	0.029	1.286	0.051
CDN-ME-10	0.428	0.012	0.443	0.010	0.011	0.001	0.299	0.018	0.603	0.023
CDN-ME-1207	1.572	0.059	0.407	0.010	0.032	0.001	0.568	0.028	0.992	0.057
CDN-ME-1208	4.770	0.115	1.635	0.042	0.099	0.003	0.807	0.032	3.420	0.115
OREAS-13b	0.225	0.016	0.233	0.005	0.008	0.001	0.197	0.013	0.131	0.009	0.211	0.013
OREAS-14P	2.090	0.070	0.997	0.027			0.099	0.008	0.150	0.008	0.051	0.006
OREAS-77a	10.590	0.360	0.431	0.014	0.171	0.008	1,088	96	566	45	61	8
PGMS-22							1.360	0.085	6.150	0.280	1.230	0.075
PGMS23							0.456	0.020	2.032	0.083	0.496	0.029
AMIS-0288											1.66	0.08

*	SD = standard deviation

In 2014, preparation duplicate samples were prepared (rate of one in 20 samples) at the SGS preparation laboratory in Nuuk by passing the coarse reject through a riffle splitter a second time to yield another 250- to 300-gram sub-sample. The duplicate samples were sent to an umpire laboratory, ALS Global of North Vancouver, BC, Canada, for analyses. Samples were analyzed for nickel, copper, cobalt, platinum, palladium, gold, and a suite of other elements by methods comparable to those employed by the primary laboratory.

In 2015, preparation duplicate samples were prepared at the ALS facility in Sweden at a rate of approximately one in 25 by passing the coarse reject through a riffle splitter a second time to yield another 250-gram sub-sample. The preparation duplicate samples were analyzed at the primary laboratory, ALS Ireland laboratory, along with other core samples. Samples were chosen to span a range of anticipated nickel grades.

Also in 2015, a second 100-gram split from the original pulp prepared by ALS in Sweden was taken and labeled as pulp replicate samples. Samples were selected to span a range of anticipated nickel grades. The pulp replicate samples were sent to or to SGS Canada Inc. of Burnaby, BC, Canada for independent umpire testing. Samples were analyzed for nickel, copper, cobalt, platinum, palladium, and gold utilizing methods comparable to those employed by the primary laboratory.

Results from analytical quality control samples were monitored on an on-going basis to ensure reliability of analytical results delivered by the primary laboratories used. The analysis of analytical quality control data involved reviewing results against defined tolerance limits to assess precision and reliability of analytical results. The tolerance limit of blank samples is 300 ppm for nickel and/or copper. For the certified control samples the tolerance interval is set at ± 3 standard deviations of the expected values for nickel, copper, cobalt, platinum, palladium, and gold as certified.

Batches of samples containing control samples returning analytical results outside the acceptance tolerance were reviewed to assess if remedy action, including re-assaying was necessary.

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10.4	SRK Comments

SRK reviewed the sample handling and preparation procedures and those used by the independent certified laboratories contracted by North American Nickel. In the opinion of SRK, the current sampling preparation, security, and analytical procedures used by North American Nickel are consistent with generally accepted industry best practices and are, therefore, adequate for an exploration project.

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11	Data Verification

11.1	Verifications by North American Nickel

The exploration work carried out on the Maniitsoq project is conducted by North American Nickel personnel and qualified subcontractors, and field work was supervised by qualified geologists. North American Nickel has implemented a series of routine verifications to ensure the collection of reliable exploration data.

Exploration data are recorded digitally to minimize data entry errors. Core logging, surveying, and sampling were monitored by qualified geologists and verified routinely for consistency. Drilling and surface geochemical data were captured in a Microsoft Office Access format. Drilling data were entered using custom logging software and are utilized and maintained using Geovia’s GEMS software. In 2014, North American Nickel initiated a transition from an earlier Access-based custom logging software called X_Logger to GEMSLogger software, which is fully integrated with GEMS. The logging software utilizes a series of coded pick lists selected for the project and is designed to allow easy data entry with minimal training. It also has built-in validation functions to eliminate common database errors such as duplicate sample identification number, overlaps in from/to intervals, and gaps in lithology intervals. A series of pre-formatted reports are available for selection in the software in order to generate hard copy drill logs. GEMS has built-in validation functions and allows for the import and export of data tables in a variety of digital formats.

The digital database is maintained by a senior geologist who coordinates data import and validation. Down-hole directional surveys were vetted on a test by test basis taking into account magnetic effects, adjacent readings, and comparison to the borehole electromagnetic Rad tool readings where available. Accepted tests were flagged in the logging software such that they were utilized for borehole plotting in GEMS. Analytical results were delivered electronically by the primary and umpire laboratories to North American Nickel and were examined for consistency and completeness. A comprehensive analytical quality assurance and quality control program was implemented by North American Nickel. Analytical results for control samples were reviewed and compared to set tolerances. Failures were scrutinized further and affected sample batches submitted for re-analysis where required. In 2015, North American Nickel instituted a practice whereby details of any revisions to the assay database are recorded in digital text document for reference. Back-ups of the database are performed on a regular basis, before and after any substantial changes are made to the database.

11.2	Verifications by SRK

11.2.1	Site Visit

In compliance with National Instrument 43-101, Dr. Jean-François Ravenelle, a Senior Consultant, (Structural Geology) based out of the SRK Toronto office, conducted a site visit to the Maniitsoq project from July 7 to 28, 2015. Dr. Ravenelle contributed to the 2015 geological mapping program with Patricia Tirschmann, Vice President, Exploration, of North American Nickel and other North American Nickel exploration staff.

The purpose of the site visit was assist with the geological investigations of exploration targets and for structural geology mapping at selected targets. During the site visit Dr. Ravenelle also reviewed

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project data, examined core and interviewed project personnel in preparation for the compilation of this technical report.

11.2.2	Verifications of Analytical Quality Control Data

North American Nickel provided to SRK the assay results for the quality control samples used during the 2012 to 2015 sampling programs. All data were provided in Microsoft Excel spreadsheets. The data comprise analyses of blank, preparation duplicates, umpire duplicates (preparation and pulp replicate), and standard reference materials.

SRK aggregated the assay results of the external analytical control samples for further analysis. Blanks and certified reference material analytical data were summarized on time series plots to highlight the performance of the control samples. Paired data (preparation duplicates and umpire duplicates) were analyzed using bias charts, quantile-quantile, and relative precision plots.

The external analytical quality control data produced during the core drilling programs between 2012 and 2015 are summarized in Table 21 and presented in graphical format in Appendix C. The external quality control data produced on this project represent approximately 15 percent of the total number of core samples submitted for assaying. The control sample frequency is adequate. North American Nickel did not produce analytical quality control data for surface grab, or plugger samples.

Table 21: Summary of Analytical Quality Control Data for Core Samples (2012 to 2015)

	2012	(%)	2013	(%)	2014	(%)	2015	(%)	Total	(%)
Sample Count	530		1,387		2,687		1,607		6,211
Blank (Gneiss)	30	5.7	76	5.5	152	5.7	52	3.2	310	5.0
Blank AMIS0288)		0.0		0.0		0.0	18	1.1	18	0.3

Total Blanks	30	57	76	5.5	152	5.7	70	4.4	328	5.3

Standard Reference Material
CFRM-100					20	0.7	42	2.6	62	1.0
CFRM-101					22	0.8	23	1.4	45	0.7
CFRM-102					14	0.5	17	1.1	31	0.5
CDN-ME-09	3	0.6			8	0.3			11	0.2
CDN-ME-10	7	1.3	8	0.6	18	0.7	5	0.3	38	0.6
CDN-ME-1207			9	0.7	14	0.5	3	0.2	26	0.4
CDN-ME-1208			9	0.7	5	0.2	3	0.2	17	0.3
OREAS-13b	6	1.1	8	0.6	25	0.9			39	0.6
OREAS-14P	11	2.1	9	0.7	13	0.5			33	0.5
OREAS-77a			9	0.7	5	0.2			14	0.2
PGMS-22	2	0.4	9	0.7	3	0.1			14	0.2
PGMS-23	7	1.3	8	0.6	3	0.1			18	0.3

Total	36	6.8	69	5.00	150	5.6	93	5.8	348	5.6

Preparation Duplicates							58	3.6	58	0.9
Umpire Duplicates					134	5.0	52	3.2	186	3.0

Total QC Samples	66	12.5	145	10.5	436	16.2	273	17.0	920	14.8

Generally, the performance of the control samples (duplicates, blanks, certified reference material) inserted with core samples submitted for assaying varies from year to year and between analytical laboratories. While the performance of the majority of certified control samples is acceptable for most elements, the performance of certain control samples for certain metals was poor.

The performance of the control samples is summarized in Table 22.

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Table 22: Summary of Analytical Control Sample Performance between 2012 and 2015

		Sample Number	Failures Number	%
Blanks	Ni	257	10	3.9
	Cu	258	13	5.0
	Co	310	1	0.3
	Au	310	10	3.2
	Pt	310	3	1.0
	Pd	310	31	10.0
	Ni*	33	18	36.4
CFRM-100	Ni	62	6	9.7
	Cu	62	4	6.5
	Co	62	18	29.0
	Au	62	5	8.1
	Pt	62	0	0.0
	Pd	62	1	1.6
CFRM-101	Ni	45	1	2.2
	Cu	45	1	2.2
	Au	45	8	17.8
	Pt	45	1	2.2
	Pd	45	4	8.9
CFRM-102	Ni	31	6	19.4
	Cu	31	0	0.0
	Au	32	8	25.0
	Pt	31	2	6.5
	Pd	31	0	0.0
CDN-ME-9	Ni	12	1	8.3
	Cu	12	1	8.3
	Co	12	1	8.3
	Pt	11	0	0.0
	Pd	11	1	9.1
CDN-ME-10	Ni	39	15	38.5
	Cu	39	11	28.2
	Co	39	1	2.6
	Pt	38	3	7.9
	Pd	38	4	10.5

		Sample Number	Failure Number	%
CDN-ME-1207	Ni	26	0	0.0
	Cu	26	3	11.5
	Co	26	9	34.6
	Pt	26	3	11.5
	Pd	26	2	7.7
CDN-ME-1208	Ni	17	1	5.9
	Cu	17	1	5.9
	Co	17	8	47.1
	Pt	17	0	0.0
	Pd	17	2	11.8
OREAS-13b	Ni	39	0	0.0
	Cu	39	8	20.5
	Co	39	0	0.0
	Au	23	8	34.8
	Pt	23	7	30.4
	Pd	23	9	39.1
OREAS-14P	Ni	33	4	12.1
	Cu	33	13	39.4
	Au	15	0	0.0
	Pt	15	0	0.0
	Pd	15	0	0.0
OREAS-77a	Ni	13	0	0.0
	Cu	14	2	14.3
	Co	14	5	35.7
	Au	8	0	0.0
	Pt	9	0	0.0
	Pd	9	2	22.2
PGMS-22	Au	14	0	0.0
	Pt	14	2	14.3
	Pd	14	3	21.4
PGMS-23	Au	18	3	16.7
	Pt	18	2	11.1
	Pd	18	1	5.6

*	Standard Reference Material AMIS-0288

North American Nickel’s threshold for control sample failure is three standard deviations. SRK considers that two standard deviations a more appropriate pass/fail threshold. The control samples used by North American Nickel have been certified for the relevant metals. Their performance at the various laboratories used varied greatly using the two standard deviations threshold preferred by SRK. The performance of the control samples that have been inserted into the sample stream only a small number of times is not statistically significant; hence, their performance should not be relied upon to determine laboratory performance.

The performance of the Finnefjeld blank material is good to acceptable for all elements. In 2015, a certified gold standard (AMIS – 0288) was introduced as a nickel blank. Thus far 33 analyses have been approved for the use in analytical quality assurance with a failure rate of approximately 35 percent, equivalent to 12 samples. However, eight of these failures are only slightly above the acceptable grade. Taking into account the overall small number of data and the near pass of the majority of blank failures for this material, SRK considers the performance of this blank material

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acceptable. SRK recommends monitoring the future performance of this material and, if required, sourcing a more suitable material.

The performance of preparation duplicate samples also varies between metals. Bias plots are provided in Appendix C. These plots suggest that the laboratories were able to reproduce reasonably well analytical results from coarse rejects for nickel, copper, platinum and palladium. The laboratories had more difficulties reproducing gold and cobalt results.

Bias plots for check assay on pulp samples, show variable differences between the primary laboratory and umpire laboratories results. As for preparation duplicate samples, umpire laboratory results agree reasonably well with the primary laboratories results for nickel, copper and cobalt.

The review completed by SRK suggests that the laboratories used by North American Nickel had difficulties in assaying for certain metals in certain control samples. North America Nickel should review the use of certain control samples for specific elements that performed poorly.

11.3	SRK Comments

The Maniitsoq project is a relatively early-stage exploration project. The analytical results collected to date aim at identifying nickel-copper-PGM sulphide mineralization of interest and characterize their petrogenesis. To date no zones of sulphide mineralization have been sufficiently investigated to warrant mineral resource evaluation. Despite the mixed performance of the analytical control samples used to date on this project, SRK considers that the analytical results delivered by the primary laboratories used by North American Nickel are generally reliable and do not present obvious evidence of analytical bias.

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12	Mineral Processing and Metallurgical Testing

Between 2013 and 2015, North American Nickel commissioned SGS Canada Inc. of Burnaby, British Columbia to carry out three mineralogical studies on representative core samples from sulphide-bearing mafic to ultramafic intrusions (Table 23). Microprobe analyses were subcontracted to McGill University in Montreal, Quebec. The initial study comprised three core samples collected from boreholes drilled in 2012 from the Imiak Hill and Spotty Hill zones (Sheridan and Downing, 2013). The second study consisted of six core samples from boreholes drilled in 2014 at the P-013, P-030, P-053, P-058, and P-149 targets (Prout and Lang, 2015). A third study (ongoing) includes five core samples collected from boreholes drilled in 2015 at the P-013, P-032, and P-053 targets. SGS carried out quantitative mineralogical assessments primarily using quantitative evaluation of minerals by scanning electron microscopy (QEMSCAN) and electron microprobe analysis (EMPA).

Table 23: Description of Samples Selected for Mineralogical Studies, Maniitsoq Project

			Interval (m)			Grade*
Sample ID	Borehole	Area	From	To	Description	Ni (%)	Cu (%)	S (%)
2013
L163163	MQ-12-001	Imiak Hill	15.39	16.00	Semi-massive to massive sulphide	4.52	0.17	9.06
L163164	MQ-12-001	Imiak Hill	16.00	16.94	Semi-massive to massive sulphide	3.30	1.75	11.8
L163593	MQ-12-005	Spotty Hill	119.41	120.57	Sulphide blebs, patches & stringers	3.36	0.23	14.8

2014
1	MQ-14-041	P-149	88.90	89.00	Disseminated sulphide	0.74	0.43	2.48
2	MQ-14-054	P-058	71.10	71.20	Massive sulphide vein	5.60	0.40	34.7
3	MQ-14-066	P-013	133.90	134.00	Semi-massive sulphide	2.71	0.31	15.4
4	MQ-14-070	P-030	53.40	53.50	Semi-massive sulphide stringer	3.69	0.52	19.6
5	MQ-14-070	P-030	119.90	120.00	Disseminated to patchy sulphide	1.05	0.47	5.50
6	MQ-14-071	P-053	94.35	94.50	Disseminated, patchy & stringer sulphide	1.35	0.11	7.78

2015
D01618	MQ-15-079	P-013	186.70	186.80	Massive sulphide	Pending
D01619	MQ-15-094	P-013	222.65	222.75	Patchy sulphide	Pending
D01620	MQ-15-084	P-053	108.80	108.90	Massive breccia sulphide	Pending
D01621	MQ-15-090	P-053	200.50	200.60	Massive breccia sulphide	Pending
D01622	MQ-15-078	P-032	85.19	85.29	Semi-massive sulphide	Pending

*	Nickel, copper, and sulphur values are those determined by SGS. See text for discussion on analytical methodology.

The purpose of this work was to:

•	Determine the modal mineralogy of each sample

•	Identify and quantify the nickel, copper, and iron sulphide minerals and report on the nickel, copper, and cobalt deportment

•	Determine the liberation, association, and exposure characteristics of the nickel, copper, and iron sulphides and use these data to estimate potential recoveries

•	Assess any factors potentially impacting metallurgical recovery

The 2012 samples were collected from archived coarse crush rejects of the original samples as well as an approximately 10-centimetre long piece of core from each sample interval. Polished epoxy mounts were prepared from the core pieces and were used for the collection of QEMSCAN images. A portion of the coarse reject material was stage-ground to 90 percent passing 150 micrometres and then sub-sampled to provide samples for chemical, QEMSCAN, and EMPA analyses. Nickel, copper, and sulphur were assayed using an atomic absorption methodology. Graphite impregnated polished epoxy grain mounts were prepared for the QEMSCAN and EMPA analyses. The

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QEMSCAN analysis was performed using the Particle Mineral Analysis mode of operation. All EMPA work was carried out by McGill University.

The 2014 samples consisted of half core pieces (approximately 10-centimetre in length). One polished epoxy mount was prepared directly from each core piece and used to determine modal mineralogy by QEMSCAN analysis by Field Scan mode of operation. Between 50 and 100 grams of from each sample was also pulverized to 90 percent passing 150 micrometres in order to provide sub-samples for x-ray diffraction (XRD), and QEMSCAN/EMPA analyses. Approximately 20 grams were riffle split from each sample and sent for chemical analysis including sulphur by Leco and nickel, copper, and whole rock analysis by X-ray fluorescence. An additional 10 grams were riffled and pulverized to prepare selected XRD samples. The remainder of each stage pulverized sample was further reduced to produce an approximately 1-gram sub-sample for preparation of graphite impregnated polished epoxy grain mounts for the QEMSCAN (Particle Mineral Analysis mode) and EMPA analyses. Modal mineralogy data were obtained both for core and crushed samples.

The 2012 and 2014 studies allow the following conclusions:

•	The primary sulphide minerals are pyrrhotite, pentlandite, pyrite, and chalcopyrite (see Figure 49 and Figure 50); pentlandite is the main nickel-bearing mineral.

•	Gangue minerals consist predominantly of orthopyroxene, clinopyroxene, feldspars, amphibole, and biotite/phlogopite with minor amounts of carbonate minerals, oxides, and apatite. Orthopyroxene is abundant in the Spotty Hill, P-149, and P-030 samples while amphiboles are more abundant in the P-053 and P-013 samples. Clinopyroxene was abundant in the Imiak Hill samples. Orthopyroxene is known to affect the froth stability in some nickel sulphide deposits. The impact of this mineral can be assessed through metallurgical testing.

•	Talc was identified in one sample from the P-013 area, representing 4.8 percent of the modal mineral mass of the sample. This value was confirmed by XRD analysis. Trace amounts of talc were found in other samples but the identification is tentative. Optical microscopy using polished thin sections was recommended in order to confirm the presence of talc. Talc has hydrophobic characteristics and can have a potential impact on the recovery of pentlandite unless managed during the metallurgical process.

•	In the 2012 samples, P80s sulphide grain sizes ranged from 88 to 104 micrometres.

•	For the 2014 samples, D50 sulphide grain size ranged from 33 to 43 micrometres for pentlandite, 22 to 40 micrometres for chalcopyrite, and 39 to 50 micrometres for pyrite and pyrrhotite.

•	EMPA results indicates that the average nickel content of pentlandite is 35.8 weight percent in the 2012 samples and 36.7 weight percent in the 2014 samples. The average nickel content of pyrrhotite is 0.41 percent in the 2012 samples and 0.64 percent in the 2014 samples.

•	Arsenic content of the sulphide minerals is very low, averaging 0.0 to 0.01 weight percent.

•	Deportment derived from the QEMSCAN and EMPA data on crushed samples yielded the following results:

•	Nickel: In samples from Imiak Hill and Spotty Hill, more than 95 percent of the total nickel in each sample resides in pentlandite. Pyrrhotite contains between 2.7 and 4 percent of the nickel. In samples from the other mineralized areas, between 90 and 93 percent of the nickel resides in pentlandite with pyrrhotite containing between 1.8 and 8.7 percent of the nickel. In all samples, trace amounts of nickel also occur in pyrite and mafic silicate minerals.

•	Copper: All copper is hosted by chalcopyrite.

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•	Cobalt: Pentlandite and pyrite are the main cobalt hosts. The amount of cobalt in each of these minerals ranges from 45.4 to 89.4 percent cobalt in pentlandite and from 10.6 to 54.6 percent in pyrite.

•	Potential recovery based on grain liberation, association and exposure results ranges from 96.1 to 97.6 percent for pentlandite and from 85.4 to 96 percent for chalcopyrite.

Figure 49: QEMSCAN Image of Polished Sample L163163 from Imiak Hill

(MQ-12-001, 15.39 – 16.0 m) Modified from Sheridan and Downing, 2013.

Figure 50: QEMSCAN Image of Polished Sample 4 from Target P-030

(MQ-14-070, 53.40 – 53.50 m). Modified from Prout and Lang, 2015.

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13	Mineral Resource Estimates

Mineral Resources have not been delineated on the Maniitsoq property.

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14	Adjacent Properties

There are no adjacent properties pertinent to this project.

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15	Other Relevant Data and Information

There are no other relevant data available about the Maniitsoq project.

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16	Interpretation and Conclusions

The Maniitsoq project is an early stage exploration project located in southwestern Greenland. The property comprises two exploration licences covering an area of 2,985 square kilometres. It is located in the Archean North American Craton exposed west of the Greenland ice cap.

Sporadic exploration activities for base metals and diamonds occurred between 1959 and 2011. Since acquiring the property in 2011, North American Nickel completed a number of airborne, ground, and borehole geophysical surveys in conjunction with extensive field geological investigations and parametric core drilling aimed at exploring for nickel-copper sulphide mineralization associated with mafic and ultramafic intrusive rocks of the Greenland Norite Belt, a regional J-shape belt of Archean norite intrusions intruding supracrustal rocks. The norite intrusions are interpreted to have been derived from ultramafic magmas that were partially contaminated with continental crust during their ascent and final emplacement. They host a variety of sulphide occurrences mineralized in nickel, copper and precious metals.

The exploration work completed to date has identified 10 highly prospective target areas within the Greenland Norite belt. The nickel-copper mineralization associated with the norite intrusions includes primary magmatic sulphide mineralization formed during the emplacement of the intrusions, and sulphide mineralization remobilized during subsequent tectonic events. Magmatic sulphide mineralization typically consists of disseminated, blebby to globular and net-textured sulphides. Remobilized mineralization comprises semi-massive to massive sulphide breccia veins, breccia zones, stringers, and fracture fillings.

Between 2012 and 2015, North American Nickel drilled 103 core boreholes (20,245 metres) on the Maniitsoq project, to investigate a series of geological and geophysical targets, 36 of which (8,986 metres) investigated the Imiak Hill, Mikissoq, and Spotty Hill target areas.

In 2015 SRK participated in the summer field geological program and has reviewed the exploration work completed by North American Nickel on the Maniitsoq project. The exploration work completed by North American Nickel was conducted using procedures consistent with generally accepted industry best practices.

Based on this review, SRK concludes that the Maniitsoq project presents attractive exploration potential for nickel-copper sulphide mineralization in a mining friendly, politically safe and stable, and largely unexplored jurisdiction. SRK concludes that this property is of merit as an exploration property and warrants further exploration expenditures.

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17	Recommendations

The geological setting and character of the nickel-copper sulphide mineralization identified to date on the Maniitsoq project are of sufficient merit to justify additional exploration expenditures.

SRK recommends a work program that includes additional geophysical surveying, geological mapping, 3D modelling and core drilling. The proposed program aims at continuing the investigations of targets identified by the previous programs, study the geological setting of other parts of the property and conduct additional parametric drilling to evaluate the geometry, continuity and quality of the sulphide mineralization found to date. Additional drilling is also warranted to test other geological and geophysical targets. The proposed work program includes:

•	Follow-up drilling at selected mineralized targets with systematic borehole electromagnetic and detailed mapping and 3D modelling to aid in borehole targeting.

•	Drill testing high priority regional targets.

•	Ground Induced Polarisation surveys over certain target areas where the sulphide mineralization is more disseminated or is a poor conductor. Initial tests should be conducted at the Spotty Hill target where the different styles of sulphide mineralization are documented and fairly well constrained by drilling. Review of results should help optimize survey parameters for deploying this type of survey over selected other target areas.

•	Continued geological investigations to investigate airborne geophysical and satellite-borne remote sensing targets coupled with geochemical sampling, primarily outside the main target areas to identify new targets.

•	Additional prospecting, geological mapping to trace the extensions of the norite intrusions.

•	Additional 3D modelling at selected targets to reinterpret the new information acquired in 2015 and assess if additional drilling is required to trace the continuity of the sulphide mineralization, including new sulphide mineralization detected from downhole geophysical surveys.

•	Continued mineralogical, geochemical and structural geology studies to characterize further the attributes of the sulphide mineralization and its petrogenesis.

SRK considers that the implementation of the proposed work program will advance the understanding of the distribution and attributes of nickel-copper sulphide occurrences on the Maniitsoq project. It is expected that the proposed work program should aid in determining if any of the known sulphide mineralization targets have the potential to host a mineral deposit warranting delineation drilling and mineral resource evaluation.

The total cost of the recommended exploration program is estimated at C$8.5 million (Table 24).

SRK is unaware of any significant factors and risks that may affect access, title, or the right, or ability, to perform the recommended exploration program.

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Table 24: Estimated Cost for the Exploration Program Proposed for the Maniitsoq Project

Description	Units	Unit Cost (C$)	Total Cost (C$)
Drilling (follow-up and regional exploration)
Core drilling (metres drilled, all inclusive)	10,000	172.5	1,725,000
Analytical services (samples)	3,500	100	350,000

Subtotal Drilling			2,075,000

Geological Studies
Follow-up of VTEM and WV-3 targets, prospecting, sampling, mapping and 3D modelling, processing of WV-3 data			450,000
Mineralogical and structural studies			25,000

Subtotal Geology			475,000

Geophysical Surveys
Borehole electromagnetic surveying			225,000
Ground Induced Polarization survey			475,000

Subtotal Geophysics			700,000

Logistics and Administration
Helicopter support (2 helicopters, all inclusive)	2	1,362,500	2,725,000
Field operations, communications and logistics			1,925,000
Administration, land holding costs			200,000

Subtotal Logistics and Administration			4,850,000

Total			8,100,000
Contingency (5%)			400,000

Total			8,500,000

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18	References

Allaart, J.H., Friend, C.R.L., Hall, R.P., Jensen, S.B., Roberts, I.W.N., 1978. Continued 1:500,000 reconnaissance mapping in the Precambrian of the Sukkertoppenregion, southern West Greenland. Rapport Grønlands Geologiske Undersøgelse90, p. 50-54.

Barnes, Sarah-Jane and Lightfoot, Peter C. 2005. Formation of Magmatic Nickel Sulphide Deposits And Processes Affecting Their Copper and Platinum Group Element Contents. Society of Economic Geologists 100th Anniversary Volume, pp. 179-213.

Begg, G.C., Hronsky, J.A.M., Arndt, N.T., Griffin, W.L., O’Reilly, S.Y., and Hayward, N., 2010 Lithospheric, Cratonic, and geodynamic setting of Ni-Cu-PGE sulfide deposits: Economic Geology, v. 105, p. 1057–1070.

Berthelsen, A., 1960. Structural studies in the pre-Cambrian of western Greenland. Geology of Tovqussap nunâ. Bull. Grønlands Geologiske Undersøgelse 25, 223 p.

Bleeker, W., 1990.Evolution of the Thompson Nickel Belt and its nickel deposits, Manitoba, Canada. Unpublished Ph.D. thesis, University of New Brunswick, Fredericton, New Brunswick, 400 p.

Collins, J. G., Keller, P. D., Drennan M., Purtich, E. J., 2009. Technical Report Regarding Update to Reserves and Resources for the Bucko Lake Nickel Project, Wabowden, Manitoba. Prepared by Crowflight Minerals Inc. and P & E Mining Consultants Inc., filed on SEDAR, http://www.sedar.com/.

Fedorowich, J., 2015. Structural Mapping and Characterization of Ni-Cu Zones at Maniitsoq Project, Greenland. Report prepared for North American Nickel Inc. by John Fedorowich Structural Geology Consulting, 126 p.

Garde, A. A. 1991. Post-kinematic diorite intrusions in Archaean basement rocks around outer Fiskefjord, southern West Greenland. Bulletin of the Geological Society of Denmark 39, pp.167-177.

Garde, A.A., 1997. Accretion and evolution of an Archaean high-grade grey gneiss– amphibolite complex: the Fiskefjord area, southern West Greenland. Geol.Greenl. Surv. Bull. 177, 115 p.

Garde, A.A., Friend, C.R.L., Nutman, A.P., Marker, M., 2000. Rapid maturation and stabilisation of middle Archaean continental crust: the Akia terrane, southern West Greenland. Bulletin of the Geological Society of Denmark 47, pp. 1-27.

Garde, A.A., Dyck, B., Esbensen, K. H., Johansson, L., Möller, C., 2014. The Finnefjeld domain, Maniitsoq structure, West Greenland: Differential rheological features and mechanical homogenisation in response to impacting? Precambrian Research, 255, pp. 791-808

Heaman, 2014. Report on U-Pb MC-ICPMS Zircon Dating of North American Nickel Gabbro Samples, Internal report for prepared for North American Nickel Inc.

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Henriksen, N., Higgins, A.K., Kalsbeek, F., and Pulvertaft, T.C. 2009. Greenland from Archaean to Quaternary Descriptive text to the 1995 Geological map of Greenland, 1:2 500 000, 2nd edition, Geological Survey of Denmark and Greenland Bulletin 18, 126 p.

Kokfelt, T. F., Garde, A. A., and McDonald, I., 2013. Ni-mineralised norites and post-kinematic diorites in the Maniitsoq structure, southern West Greenland: Evidence for impact-related intrusion and source modification, p. 15-28. In Adam A. Garde and Lars Lund Sørensen (Editors), Current nickel and base metal exploration in Greenland: the Copenhagen lectures, September 2013, Geological Survey of Denmark and Greenland (GEUS), Report 2013/97.

Lightfoot, P. C., 2007. Advances in Ni-Cu-PGE Sulphide Deposit Models and Implications for Exploration Technologies. In B. Milkereit (Editor), Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration, p. 629-646.

Marker, M. and Garde, A.A. 1988. Border relations between the amphibolite facies Finnefjeld gneiss complex and granulite facies grey gneisses in the Fiskefjord area, southern West Greenland. Rapport Grønlands Geologiske Undersøgelse 140, p. 49–54.

MRA. 2015. Guidelines for Preparing an Environmental Impact Assessment (EIA) Report for Mineral Exploitation in Greenland. Mineral Resources Authority, Government of Greenland.

Naldrett, A. J., 2004. Magmatic Sulfide Deposits: Geology, Geochemistry and Exploration: Berlin, Springer, 727 p.

Nutman, A. P., Hagiya, H. & Maruyama, S. 1995. SHRIMP U-Pb single zircon geochronology of a Proterozoic mafic dyke, Isukasia, southern West Greenland. Bulletin of the Geological Society of Denmark 42, pp. 17-22.

Prout, S. and Lang, J., 2015. An Investigation by High Definition Mineralogy into Six Core Samples from the Maniitsoq Project, Southwest Greenland. Report prepared for North American Nickel Inc, by SGS Minerals Services, 105p.

Ravenelle, J. F., 2015a. Aeromagnetic Interpretation of the Maniitsoq Nickel Sulphide Project, Greenland. Report prepared for North American Nickel Inc. by SRK Consulting (Canada) Inc., 35 p.

Ravenelle, J. F., 2015b. Structural Geology Study of the Maniitsoq Nickel Sulphide Project, Greenland. Report prepared for North American Nickel Inc. by SRK Consulting (Canada) Inc., 53 p.

Sheridan, K., and Downing, S., 2013. The Mineralogical Characteristics of Three Samples of Nickel Mineralization from the Maniitsoq Project, Southwest Greenland. Report prepared for North American Nickel Inc. by SGS Minerals Services, 45p.

Steenfelt, A., Garde, A.A., Moyen, J.-F., 2005. Mantle wedge involvement in the petrogenesis of Archaean grey gneisses in West Greenland. Lithos 79, pp. 207-228.Bursnall, J.T., LeClair, A.D., Moser, D.E., Percival, J.A., 1994. Structural correlation within the Kapuskasing uplift. Canadian Journal of Earth Sciences, v.31, p.1081-1095.

St-Onge, M.R., van Gool, J.A.M., Garde, A.A. & Scott, D.J. 2009. Correlation of Archaean and Palaeoproterozoic units between northeastern Canada and western Greenland: constraining the pre-collosional upper plate accretionary history of the Trans-Hudson orogen. In:

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Cawood, P.A. & Kroner, A. (eds): Earth accretionary systems in space and time. Geological Society Special Publication (London) 318, pp. 193-235.

Windley, B.F., 1969. Anorthosites of southern West Greenland. American Association of Petroleum Geologists, Memoir, vol. 12, pp. 899-915.

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APPENDIX A

Geophysical Survey Specifications

For surveys between 2011 and 2015

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2011 Airborne Survey

The survey consisted of 2,217.1 line kilometres over two areas in the northern part of the tenement, covering a combined survey area of 272 square kilometres. Lines were flown on a 200-metre line spacing with 100-metre line spacing in areas of known significant anomalies. The survey system was installed in a Eurocopter Aerospatiale (Astar) 350 B3 helicopter, owned and operated by Air Greenland. The instrumentation involved a time domain electromagnetic system including a data acquisition system, a magnetometer, three differential GPS receivers, two inclinometers and two altimeters. The magnetometer was a Geometrics G822A split beam cesium sensor with a peak to peak sensitivity of 0.002 nano-Tesla (nT), combined with absolute accuracy of less than 3 nT over its full operating range. Data were corrected for diurnal drift using a GEM Proton base station magnetometer with 0.01 nT resolution, and 1 nT absolute accuracy over its full temperature range. The electromagnetic equipment setup was a dual moment configuration with a Low Moment (LM) with a peak moment of ~3,140 NIA and a High Moment (HM) with a peak moment of ~150,000 NIA. The low moment system operated at a frequency of 200Hz and the high moment system operated at a frequency of 25Hz. The transmitter loop was fixed to a polygonal frame and had a circumference of 65.9 metres. Two receiver coils measured the vertical and in-line components (z and x). The survey was flown at an average speed of 70 kilometres per hour with an average terrain clearance of 56 metres for both the magnetometer and electromagnetic transmitter-receiver system. Positional information was obtained using an OEMV1-L1 GPS receiver and Trimble Bullet III GPS Antenna mounted on the towed bird. GPS data were corrected with data from a base station that was located near the helicopter landing site, providing 1 metre uncertainty.

2012/2013 Airborne Surveys

The 2012 survey comprised 3,612.4 line kilometres in ten individual survey blocks. Line spacing was typically 200 metres with 100 metre line spacing and orthogonal lines over known significant conductors. The survey results were interpreted by Condor Consulting (Condor) of Lakewood, Colorado.

In 2013 a total of 971.5 line kilometres were surveyed in nine flight blocks.

In both years, the surveys were carried out using a Geotech Time Domain electromagnetic (VTEMplus) system. The geophysical survey equipment was installed in a Eurocopter Aerospatiale (Astar) 350 B3 helicopter, owned and operated by Air Greenland. Installation of the geophysical and ancillary equipment was carried out by a Geotech crew. The geophysical equipment consisted of a time-domain electromagnetic system with Z (vertical) and X (in-line) component measurements and horizontal magnetic gradiometer using two cesium magnetometers. The 2012 survey was carried out using a frequency of 25 Hz; the 2013 survey initially operated at 25Hz and switched to 30Hz to reduce the noise level. The 2012 survey had a transmitter dipole moment of 424,743 nIA and the 2013 survey had a dipole moment of 399,258 nIA. B Field measurements were calculated for both vertical and in-line components.

The horizontal magnetic gradiometer consisted of two Geometrics split-beam field magnetic sensors mounted 12.5 metres apart on a separate loop, located 10 metres vertically above the electromagnetic bird. A GPS antenna and Gyro Inclinometer was installed on the separate loop to record accurately the tilt and the position of the magnetic gradiomag bird. The data from the two magnetometers were corrected for position and orientation variations, as well as for the diurnal variations using base station data. The base station data were collected using a Geometrics Cesium vapour magnetometer with a sensitivity of 0.001 nT.

The navigation system used was a Geotech PC104 based navigation system utilizing a NovAtel’s Wide Area Augmentation System (WAAS) enabled GPS receiver, and a NovAtel GPS antenna

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mounted on the helicopter tail. The positional accuracy or circular error probability (CEP) was 1.8 metres, with WAAS active, it was one metre. The second GPS antenna was installed on the additional magnetic loop together with Gyro Inclinometer. A Geometrics combined magnetometer /GPS base station was set up near the landing site for data corrections.

During the 2012 survey, helicopter was maintained at a mean altitude of 100 metres above the ground with an average survey speed of 80 kilometres per hour. This altitude allowed for an actual average electromagnetic bird terrain clearance of 69 metres and a magnetic sensor clearance of 79 metres. During the 2013 survey, the helicopter was maintained at a mean altitude of 80 metres above the ground with an average survey speed of 80 kilometres per hour, allowing for an actual average electromagnetic bird terrain clearance of 48 metres and a magnetic sensor clearance of 58 metres.

2015 Airborne Survey

The survey equipment used in this survey was similar to that of the 2012 and 2013 surveys with the addition of a second Z component coil located 15 metres vertically above the primary transmitter and receivers. Only one magnetometer sensor was used, located 13 metres vertically below the helicopter. During this survey, the helicopter was maintained at a mean altitude of 101 metres above the ground with an average survey speed of 80 kilometres per hour. This altitude allowed for an average transmitter-receiver loop terrain clearance of 62 metres and a magnetic sensor clearance of 88 metres.

2013, 2014, and 2015 Ground Electromagnetic Surveys

The 2013, 2014, and 2015 surveys consisted of 14.0, 86.9, and 61.7 line kilometres, respectively. The equipment comprised a Crone Surface Pulse electromagnetic system including a 4.8 kilowatt transmitter with a 220 Volt voltage regulator powered by a generator. A Crone Digital Receiver was used to collect the field data. The synchronization between the Transmitter and the Receiver was maintained by a crystal-clock. The survey utilized a time base of 50 milliseconds (5 Hz), with a 1.5 millisecond shut-off ramp time. Vertical (Z component) and in-line (X component) data were collected at a nominal survey interval of 25 to 50 metres.

2014 and 2015 Gravity Surveys

The 2014 survey consisted of 936 readings on a virtual grids with a line spacing of 200 metres and a station spacing of 50 metres. One grid covered the Imiak Hill Complex (Imiak Hill, Spotty Hill and Mikissoq), and the second grid covered Fossilik II. To establish the regional gradient gravity readings in 1 kilometre step-outs from the survey areas were taken.

The 2015 survey covered a 3 to 6 by 10 kilometre area south of Fossilik. The gravity survey was conducted along virtual survey lines using LaCoste & Romberg model G meters, capable of reading the earth’s gravity field with a precision of 0.001 milligal. The gravity measurements were corrected for several factors including instrumental drift, tidal variations, latitude, instrument height and station elevation variations (free air), Bouguer correction (at 2.67 g/cc) and inner-terrain corrections (Hammer zones B and C). No outer-terrain corrections were applied to these data. The gravity survey was tied-in and levelled to the Greenland Gravity Network. A gravity station in Nuuk, Greenland was used to tie-in to a local gravity base established by Eastern Geophysics. The topographic elevation correction required very accurate elevation measurements using a very precise GPS receiver. Positional information was obtained using a Leica System 1230 Dual frequency RTK, DGPS systems with GLONASS option and an accuracy of 5mm + 0.5ppm horizontally and 10mm + 0.5ppm vertically. Survey lines were spaced 500 metres apart; survey stations were spaced 250 metre apart in the area of interest; additional readings spaced one kilometre apart were taken to understand the background response. The distance between survey lines was reduced to 250 metres with survey stations spaced 125 metres apart over target areas P-013.

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APPENDIX B

Characteristics of Core Boreholes Completed

By North American Nickel from 2012 to 2015

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List of all core boreholes completed by North American Nickel until December 2015.

Borehole-ID	Easting (metres)*	Northing (metres)*	Elevation (metres)	Length (metres)	Azimuth (degrees)	Dip (degrees)	Area
MQ-12-001	477,453.6	7,257,223.6	538.9	106.07	275.0	-45.00	Imiak Hill
MQ-12-002	477,454.7	7,257,223.5	539.0	173.12	275.0	-70.00	Imiak Hill
MQ-12-003	477,485.7	7,257,187.3	542.8	292.00	282.0	-73.00	Imiak Hill
MQ-12-004	477,457.0	7,257,259.6	537.5	95.40	275.0	-45.00	Imiak Hill
MQ-12-005	478,937.7	7,257,296.2	631.0	237.13	226.0	-65.00	Spotty Hill
MQ-12-006	473,877.5	7,248,499.4	604.6	109.11	325.0	-50.00	P-058
MQ-12-007	473,877.5	7,248,499.4	604.6	120.70	317.0	-50.00	P-058
MQ-12-008	473,680.3	7,248,676.0	638.1	224.94	326.0	-68.00	P-059
MQ-12-009	478,877.9	7,257,350.4	614.6	192.32	232.0	-60.00	Spotty Hill
MQ-13-010	456,032.0	7,218,322.0	713.0	200.00	155.0	-50.00	P-063
MQ-13-011	461,980.0	7,216,150.0	285.0	101.00	189.0	-50.00	P-097
MQ-13-012	471,440.0	7,217,072.0	254.0	101.00	319.0	-50.00	P-030
MQ-13-013	472,278.0	7,217,331.0	295.0	173.00	149.0	-60.00	P-061
MQ-13-014	472,655.7	7,217,520.4	199.8	181.00	327.0	-60.00	P-032
MQ-13-015	470,255.0	7,231,757.0	504.0	114.82	335.0	-60.00	P-022 NW
MQ-13-016	470,270.0	7,231,729.0	494.0	116.00	148.0	-60.00	P-022 SE
MQ-13-017	470,255.0	7,231,757.0	504.0	176.00	152.0	-62.00	P-022 SE
MQ-13-018	474,324.5	7,248,803.1	694.9	182.00	53.0	-60.00	P-004
MQ-13-019	477,486.2	7,257,187.2	542.8	176.00	276.0	-55.00	Imiak Hill
MQ-13-020	477,489.9	7,257,139.2	534.8	209.00	279.0	-62.00	Imiak Hill
MQ-13-021	477,953.5	7,258,010.2	481.5	155.00	320.0	-60.00	Mikissoq
MQ-13-022	478,985.9	7,257,276.0	627.2	377.00	220.0	-65.00	Spotty Hill
MQ-13-023	477,485.9	7,257,215.5	543.0	188.00	275.0	-59.00	Imiak Hill
MQ-13-024	477,497.3	7,257,173.7	545.4	197.00	280.0	-60.00	Imiak Hill
MQ-13-025	477,483.2	7,257,238.1	536.5	122.00	269.0	-45.00	Imiak Hill
MQ-13-026	477,490.7	7,257,139.4	534.8	215.00	295.0	-65.00	Imiak Hill
MQ-13-027	477,966.3	7,258,023.7	483.5	170.00	330.0	-48.00	Mikissoq
MQ-13-028	477,507.3	7,257,143.9	536.1	287.00	278.0	-67.00	Imiak Hill
MQ-13-029	477,969.1	7,258,024.5	483.7	143.00	314.0	-57.00	Mikissoq
MQ-13-030	488,025.0	7,257,448.0	649.0	98.00	343.0	-45.00	P-049 W (QUAGSUKK)
MQ-13-031	488,082.0	7,257,461.0	649.0	116.00	340.0	-55.00	P-049 E (QUAGSUKK)
MQ-13-032	475,094.0	7,239,992.0	303.0	221.00	145.0	-60.00	P-013 Centre
MQ-13-033	474,922.0	7,239,898.0	325.0	161.00	320.0	-60.00	P-013 NW
MQ-13-034	475,384.0	7,239,742.0	304.0	173.00	328.0	-50.00	P-013 SE
MQ-14-035	477,560.3	7,257,132.5	539.7	269.00	271.0	-59.00	Imiak Hill
MQ-14-036	477,560.3	7,257,132.5	539.7	332.00	269.0	-66.00	Imiak Hill
MQ-14-037	477,560.3	7,257,132.5	539.7	317.00	282.0	-59.00	Imiak Hill
MQ-14-038	477,560.3	7,257,132.5	539.7	296.00	281.4	-64.10	Imiak Hill
MQ-14-039	477,560.3	7,257,132.5	539.7	344.00	293.0	-62.00	Imiak Hill
MQ-14-040	478,991.4	7,257,339.0	622.3	398.00	218.0	-60.00	Spotty Hill
MQ-14-041	465,365.0	7,278,601.0	364.0	182.00	154.0	-50.00	P-149 (Pingo)
MQ-14-042	465,395.0	7,278,550.0	366.0	161.00	330.0	-45.00	P-149 (Pingo)
MQ-14-043	466,375.0	7,280,830.0	560.0	95.00	345.0	-45.00	P-157
MQ-14-044	478,873.4	7,256,941.1	594.7	338.00	360.0	-65.00	Spotty Hill
MQ-14-045	466,240.0	7,280,755.0	540.0	101.00	333.0	-45.00	P-157
MQ-14-046	464,974.0	7,280,925.0	500.0	149.00	330.0	-50.00	P-161
MQ-14-047	463,753.0	7,277,801.0	676.0	131.00	333.0	-70.00	P-146
MQ-14-048	474,636.0	7,255,775.0	375.0	146.00	150.0	-50.00	P-136
MQ-14-049	473,346.0	7,250,129.0	507.0	155.00	138.0	-59.00	P-081
MQ-14-050	473,350.0	7,250,040.0	534.0	98.00	300.0	-55.00	P-081
MQ-14-051	474,282.4	7,248,784.2	690.8	320.00	55.0	-62.00	P-004
MQ-14-052	478,959.5	7,257,280.5	628.1	362.00	225.0	-55.00	Spotty Hill
MQ-14-053	473,855.7	7,248,475.9	595.7	128.00	324.0	-45.00	P-058
MQ-14-054	473,900.0	7,248,510.6	608.9	127.00	320.0	-50.00	P-058
MQ-14-055	473,675.8	7,248,671.5	637.6	203.00	337.0	-75.00	P-059
MQ-14-056	478,991.4	7,257,339.2	622.3	50.00	230.0	-57.00	Spotty Hill
MQ-14-057	473,880.1	7,248,473.3	596.2	155.00	318.0	-50.00	P-058
MQ-14-058	478,991.2	7,257,339.3	622.3	302.00	230.0	-51.00	Spotty Hill
MQ-14-059	473,889.7	7,248,540.1	619.9	95.00	324.0	-66.00	P-058

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Borehole-ID	Easting (metres)*	Northing (metres)*	Elevation (metres)	Length (metres)	Azimuth (degrees)	Dip (degrees)	Area
MQ-14-060	477,972.8	7,258,027.6	483.7	152.00	330.0	-77.00	Mikissoq
MQ-14-061	474,567.1	7,248,761.1	640.7	185.00	336.0	-46.00	East of P-004
MQ-14-062	478,931.1	7,257,285.9	629.3	209.00	228.0	-60.00	Spotty Hill
MQ-14-063	477,870.5	7,258,125.4	440.8	185.00	141.0	-50.00	Mikissoq
MQ-14-064	484,366.0	7,253,576.0	705.0	203.00	149.0	-51.00	P-048
MQ-14-065	478,959.3	7,257,281.3	628.2	311.00	232.0	-65.00	Spotty Hill
MQ-14-066	475,094.0	7,239,992.0	303.0	365.00	125.0	-60.00	P-013 Centre
MQ-14-067	477,649.2	7,257,056.3	522.6	495.00	260.0	-66.00	Imiak Hill
MQ-14-068	475,094.0	7,239,992.0	303.0	232.00	125.0	-45.00	P-013 Centre
MQ-14-069	475,342.0	7,239,847.0	307.0	142.00	183.0	-57.00	P-013 SE
MQ-14-070	471,466.0	7,217,013.0	241.0	158.00	330.0	-50.00	P-030
MQ-14-071	451,450.0	7,220,194.0	373.0	194.00	25.0	-65.00	P-053
MQ-14-072	477,536.7	7,257,167.6	540.7	392.00	270.0	-62.00	Imiak Hill
MQ-14-073	477,973.0	7,258,027.3	484.2	209.00	328.0	-64.00	Mikissoq
MQ-15-074	477,991.0	7,257,979.0	489.0	305.00	330.0	-65.00	Mikissoq
MQ-15-075	478,913.1	7,257,114.4	616.1	385.00	38.0	-70.00	Spotty Hill
MQ-15-076	473,919.9	7,248,506.1	618.7	122.00	354.0	-57.00	P-058
MQ-15-077	473,830.6	7,248,448.3	594.0	251.00	344.0	-62.00	P-058
MQ-15-078	473,678.2	7,248,676.2	636.7	128.00	315.0	-48.00	P-059
MQ-15-079	475,125.8	7,239,827.2	306.8	275.00	12.0	-56.00	P-013 Centre
MQ-15-080	475,340.7	7,239,677.9	303.2	254.00	325.0	-68.00	P-013 SE
MQ-15-081	451,450.6	7,220,195.5	374.2	86.00	36.0	-59.00	P-053
MQ-15-082	451,450.4	7,220,196.9	374.6	220.35	44.0	-60.00	P-053
MQ-15-083	451,448.8	7,220,195.6	375.8	146.00	360.0	-68.00	P-053
MQ-15-084	451,463.3	7,220,089.6	387.6	259.00	25.0	-53.00	P-053
MQ-15-085	451,463.3	7,220,089.6	387.6	266.00	2.0	-55.00	P-053
MQ-15-086	459,073.9	7,213,310.0	303.9	158.00	4.0	-50.00	P-038
MQ-15-087	456,513.5	7,209,908.7	390.9	20.00	86.0	-59.00	P-051
MQ-15-088	456,513.5	7,209,908.7	390.9	143.00	88.0	-65.00	P-051
MQ-15-089	471,448.7	7,216,967.9	245.9	189.00	330.0	-45.00	P-030
MQ-15-090	472,654.3	7,217,518.3	199.4	209.00	244.0	-68.00	P-032
MQ-15-091	474,747.7	7,212,317.1	387.9	125.00	145.0	-55.00	P-319
MQ-15-092	473,136.2	7,212,511.3	482.1	95.00	180.0	-60.00	P-314
MQ-15-093	475,829.9	7,241,671.9	526.5	245.00	237.0	-62.00	P-012
MQ-15-094	475,095.4	7,239,995.5	310.3	263.00	135.0	-72.00	P-013 Centre
MQ-15-095	484,341.4	7,253,908.8	725.3	77.00	360.0	-58.00	P-057
MQ-15-096	493,733.1	7,261,413.1	550.2	179.00	130.0	-62.00	Takissoq West
MQ-15-097	490,957.1	7,289,293.7	620.1	104.00	4.0	-55.00	P-290
MQ-15-098	488,761.3	7,290,207.1	539.1	131.00	340.0	-61.00	P-289
MQ-15-099	484,131.2	7,259,552.1	625.4	137.00	315.0	-60.00	P-042
MQ-15-100	472,688.3	7,217,498.2	210.2	209.00	240.0	-57.00	P-032
MQ-15-101	451,465.3	7,220,042.9	394.4	334.00	22.0	-53.00	P-053
MQ-15-102	451,463.2	7,220,089.7	389.0	254.00	11.0	-47.00	P-053
MQ-15-103	451,435.3	7,220,234.9	371.2	86.00	358.0	-53.00	P-053

*	Coordinates based on World Geodetic System 1984 Datum, UTM Zone Z22N

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APPENDIX C

Analytical Quality Control Data and

Relative Precision Charts

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Relative Precision Charts

In order to assess the accuracy and precision of analytical quality control data, SRK routinely analyzes those data. Analytical quality control data typically comprises analyses from standard reference material, blank samples, and a variety of duplicate data. Analyses of data from standard reference material and blank samples typically involve time series plots to identify extreme values (outliers) or trends that may indicate issues with the overall data quality. In order to assess the repeatability of assay data, a number of tests can be performed, of which most rely on certain statistical tools. Based on extensive experience, SRK routinely plots and assesses the following charts for duplicate data:

•	Bias charts

•	Quantile-quantile (Q-Q) plots

•	Ranked half absolute relative deviation (HARD) plot

•	Mean versus half relative deviation (HRD) plots

•	Mean versus HARD plot

Bias Chart

Bias charts, or scatter plots, are the most basic tools to assess the sameness or repeatability of duplicate assay data. Original data are plotted directly against duplicate data in a Cartesian coordinate system and, in case of perfect repeatability, form a straight line, the identity line. In reality, duplicate data are never perfect and form a data cloud about the expected distribution. Furthermore, the bias chart is useful in recognizing non-linear relationships in the data distribution, or bias of one data set towards higher or lower values as represented in a data distribution above or below the identity line. In order to assess quickly the degree of variability, it is helpful to mark the area representing the expected value plus and minus a certain percentage of that value. SRK recommends 10 percent. Especially at higher values, poorly performing duplicate samples are easily recognized on this type of plot as single data points.

In order to analyze data with lower values, it is typically useful to analyze the lower end of values separately for a greater degree of resolution. Assay data near the detection limit often plot outside of the ±10 percent envelope because the absolute allowable variability based on the envelope is very small. However, this distribution is typically of no concern.

Quantile- Quantile Plot

While the bias chart compares assay values directly, the quantile-quantile plot is used to compare the probability distribution of the original and duplicate data sets. Because quantile-quantile plots compare distributions rather than absolute values, direct data pairs are not needed (although this aspect is less important in analyzing duplicate data). The main use for the analysis of analytical quality control data is to assess the shape of the data distribution because the shape of the plotted curve indicates whether the data in one data set are more dispersed or skewed than in the other data set. This case would result in a deviation of the plotted line from the 45 degree line.

Ranked Half Absolute Relative Deviation Plot

The half absolute relative deviation (HARD) is the ratio between the absolute (always positive) difference between two duplicate data values and their mean divided by two, expressed as a percent value. The smaller this number is, the more accurate are the two assays. The HARD typically increases towards smaller assay values due to the inherently low average value found in the denominator of the ratio.

The ranked HARD plot is used to assess the precision of the duplicate data. Because all values are calculated as absolute values, no bias can be detected in this type of plot. However, it is useful to

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show the percentage of duplicate assay values with unsatisfactory accuracy. Typically, SRK considers HARD values above 10 percent as unsatisfactory. Almost all duplicate data sets have a small percentage of assay pairs with a HARD value greater than 10 percent. Typically, data sets with 80 percent or more HARD values below 10 percent are considered satisfactory. However, geological factors, such as an extreme nugget effect, will influence the distribution and must be taken into considerations when interpreting this type of chart.

Mean versus Half Relative Deviation Plot

The mean versus half relative deviation plot is a graphical tool used to assess the accuracy of a data pair. No precision is being assessed. The half relative deviation (HRD) is the ratio between the difference between two duplicate data values and their mean divided by two, expressed as a percent value.

Plotting the HRD not only results in a visual representation of the accuracies in the data set, but will also indicate any bias in the data. A typical plot of this type will have a sideways facing funnel shape with the wide end toward lower mean values, where HRD values are higher and a narrow right side where mean values are higher, and the HRD values are typically lower. In case of low overall accuracy, the funnel shaped distribution becomes less well-defined and in extreme cases assumes the shape of an unordered point cloud. Bias is detected when the funnel shape is not symmetrical around the horizontal centre line at HRD of zero percent.

Mean Versus Half Absolute Relative Deviation Plot

The mean versus half absolute relative deviation plot is very similar to the mean versus half relative deviation plot discussed above. Both are graphical tools to assess the accuracy of a data pair, and neither assesses precision. However, where the plot above assesses the accuracy based on relative differences, the mean versus half absolute relative deviation plot takes into account absolute differences only. Since the differences in data pairs are given as absolute values, no bias can be detected. Plotting the HARD values on a logarithmic scale provides for a better resolution of the data in the lower range of overall data difference.

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Time Series Plots for Certified Reference Material CFRM-100 Assayed by SGS and ALS during 2014 to 2015

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Time Series Plots for Certified Reference Material CFRM-101 Assayed by SGS and ALS during 2014 to 2015

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Time Series Plots for Certified Reference Material CFRM-102 Assayed by SGS and ALS during 2014 to 2015

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Time Series Plots for Certified Reference Material CDN-ME-9 Assayed by Actlabs and SGS in 2012 and 2014

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Time Series Plots for Certified Reference Material CDN-ME-10 Assayed by Actlabs, ALS, and SGS between 2012 to 2015

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Time Series Plots for Certified Reference Material CDN-ME-1207 Assayed by ALS and SGS between 2013 to 2015

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Time Series Plots for Certified Reference Material CDN-ME-1208 Assayed by ALS and SGS between 2013 to 2015

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Time Series Plots for Certified Reference Material OREAS 13b Assayed by Actlabs, ALS, and SGS between 2012 to 2014

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Time Series Plots for Certified Reference Material OREAS 14P Assayed by Actlabs, ALS, and SGS between 2012 to 2014

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Time Series Plots for Certified Reference Material OREAS 77a Assayed by ALS and SGS between 2013 to 2014

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Time Series Plots for Certified Reference Material PGMS-22 Assayed by Actlabs, ALS, and SGS between 2012 to 2014

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Time Series Plots for Certified Reference Material PGMS-23 Assayed by Actlabs, ALS, and SGS between 2012 to 2014

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Time Series Plots for Field Blanks (Finnefjeld Gneiss) Assayed by Actlabs, ALS, and SGS between 2012 to 2015

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Time Series Plots for Nickel Blank (AMIS 0288) Assayed by ALS in 2015

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Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

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Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

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Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

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Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

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Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 147

Bias Charts and Precision Plots for Coarse Reject Duplicate Samples Assayed by ALS in 2015

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 148

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 149

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 150

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 151

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 152

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 153

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2014

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 154

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2015

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 155

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2015

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 156

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2015

March 24, 2016

3CN024.002 – North American Nickel Inc.
Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland	Page 157

Bias Charts and Precision Plots for Umpire Duplicate Samples Assayed by SGS and ALS in 2015

March 24, 2016